    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 15, 2001


                                                          REGISTRATION NO.______

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-1
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                   KUPPER PARKER COMMUNICATIONS, INCORPORATED
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

           NEW YORK                                   7311                         11-2250305
  (STATE OR OTHER JURISDICTION             PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER          IDENTIFICATION NO.)

                              8301 MARYLAND AVENUE
                               ST. LOUIS, MO 63105
                                 (314) 290-2000
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                      BRUCE KUPPER, CHIEF EXECUTIVE OFFICER
                   KUPPER PARKER COMMUNICATIONS, INCORPORATED
                              8301 MARYLAND AVENUE
                               ST. LOUIS, MO 63105
                                 (314) 290-2000
               (ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                    COPY TO:
                              JOSEPH S. VON KAENEL
                             ARMSTRONG TEASDALE LLP
                       ONE METROPOLITAN SQUARE, SUITE 2600
                         ST. LOUIS, MISSOURI 63102-2740
                    (314) 621-5070; FACSIMILE (314) 621-5065

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933 CHECK THE FOLLOWING BOX. [ ]

IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(b) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]____________

IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(c) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ] ____________

IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, PLEASE CHECK THE FOLLOWING BOX. [ ]

                         CALCULATION OF REGISTRATION FEE

                                                             NUMBER OF
                                                             SHARES TO     PROPOSED MAXIMUM    PROPOSED MAXIMUM
                                                                 BE         OFFERING PRICE        AGGREGATE           AMOUNT OF
               TITLE OF SHARES TO BE REGISTERED              REGISTERED     PER SHARE (1)       OFFERING PRICE    REGISTRATION FEE
Common Stock (1) (2)                                         1,183,050         $1.05             $1,242,202.50          $310.55

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act based on the average of the high and low prices per share of the Registrant's Common Stock on the NASD OTC Bulletin Board on October 9, 2001.

(2) Includes 350,350 shares of the Registrant's Common Stock issuable upon the exercise of the Registrant's outstanding warrants.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

     DISCLOSURE ALTERNATIVE USED (CHECK ONE): ALTERNATIVE 1 X  ALTERNATIVE 2
                                                           ---              ---

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT THE SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                              SUBJECT TO COMPLETION

                            DATED OCTOBER     , 2001
                                          ----



                                1,183,050 SHARES



                   KUPPER PARKER COMMUNICATIONS, INCORPORATED


                                  COMMON STOCK





This Prospectus relates to the offering of 1,183,050 shares of our common stock. These shares may be sold from time to time by some of our current stockholders, each of whom acquired these shares from us in a private placement.

The selling stockholders may sell the shares at prices determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale of these shares by the selling stockholders.

Our common stock is traded on the NASD OTC Bulletin Board under the symbol "KPCG". On October 9, 2001, the last reported sale price of our common stock was $1.05 per share.

                          ----------------------------

BEFORE BUYING ANY SHARES YOU SHOULD READ THE DISCUSSION OF MATERIAL RISKS OF
INVESTING IN OUR COMMON STOCK IN "RISK FACTORS" BEGINNING ON PAGE      .

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          ----------------------------







               The date of this prospectus is             ,. 2001
                                              ------------

                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by reference to, and should be read in conjunction with the more detailed information and financial statements appearing elsewhere in this Prospectus.

We are an international marketing communications firm specializing in providing integrated marketing communications solutions for middle market businesses. We also provide specialized marketing consultation services to television and radio stations. Our principal offices are located at 8301 Maryland, St. Louis, Missouri and our telephone number is (314) 290-2000.

This offering relates to the offering of 1,183,050 shares of our common stock. These shares may be sold from time by some of our current stockholders, each of whom acquired these shares from us in a private placement. We will not receive any proceeds from the sale of these shares by the selling stockholders.

                                  RISK FACTORS

In addition to the other information in this Prospectus, you should carefully consider the following factors in evaluating an investment in the shares of our common stock:

WE MAY BE UNABLE TO IMPROVE THE OPERATING RESULTS OF GREENSTONE ROBERTS.

Greenstone Roberts Advertising, Inc., the company that we acquired at the end of September 2000, has experienced substantial net operating losses in each of the last three years. Although we have taken steps through cost reduction efforts and new business activities to cause this business to break-even or report a small profit in fiscal 2001, it is possible that the steps we have taken will not be successful or of sufficient impact to achieve our desired effect. For instance, our new business activities may not be successful at obtaining the required levels of new business revenues that will cause this business to break even or report a small profit in fiscal 2001. In addition, we may not be able to realize sufficient cost savings in fiscal 2001 to cause this business to break even or report a small profit.

WE MAY BE UNABLE TO RETAIN OUR CLIENT BECAUSE WE GENERALLY DO NOT HAVE LONG-TERM CONTRACTS WITH OUR CLIENTS.

Our clients typically hire us on a project by project basis or on an annual contractual relationship. Moreover, our clients generally have the right to terminate their relationships with us without penalty and with relatively short or no notice. Once a project is completed we cannot assure you that a client will engage us for further services. From time to time, highly successful engagements have ended because our client was acquired and the new owners decided not to retain us. A client that generates substantial revenue for us in one period may not be a substantial source of revenue in a subsequent period. We expect a relatively high level of client concentration to continue but not necessarily involve the same clients from period to period. The termination of our business relationships with any of our significant clients, or a material reduction in the use of our services by any of our significant clients, could cause us to report lower revenues in future periods.

VARIABILITY OF OUR QUARTER-TO-QUARTER OPERATING RESULTS MAY CAUSE OUR STOCK PRICE TO DECLINE.

Our quarterly operating results have fluctuated in the past, and may continue to fluctuate in the future as a result of a variety of factors, any of which are outside of our control, including:

         -        the loss or resignation of a significant client;

         - the timing of new hires in anticipation of growth in our business and employee attrition;

         -        the timing and scope of new projects;

         -        the devotion of resources to new business development;

         -        reduction, cancellation or completion of major projects;

         -        the opening or closing of an office;

         -        costs related to the expansion of our business;

         -        changes in pricing by us or our competitors;

         - employee utilization rates (that is, our ability to utilize our employees efficiently in serving our clients);

         -        integration of acquisitions; and

         - use of more expensive temporary employees to provide our professional services.

We also experience some variation in operating results throughout the year due in part to the spending patterns and business cycles of our clients and to marketing communications services spending patterns in general. For instance, certain of our clients in the packaged foods business spend the majority of their advertising and marketing budgets in the winter and fall months; because our compensation related to these clients is principally based on media placements we recognize the majority of our revenues from these clients in the winter and fall months while our cost of our personnel servicing these clients is recognized ratably throughout the year. Going forward, we expect this pattern to be tempered somewhat by the seasonal spending patterns of Greenstone Roberts' clients, which have differed from those of our clients.

As a result of these fluctuations, we believe that you cannot rely on period-to-period comparisons of our operating results as indicators of our future performance. In some period of our operating results may fall below the expectations of securities analysts and investors due to any of the factors described above. If this occurs, the trading price of our common stock would likely decline.

IF WE ARE UNABLE TO INTEGRATE OUR RECENT ACQUISITIONS AND OTHER COMPANIES THAT WE MAY ACQUIRE, WE MAY REPORT OPERATING LOSSES IN FUTURE PERIODS.

We recently acquired other companies, and we plan to acquire additional companies. We expect that the integration of acquired operations will place a significant burden on our management. Such integration is subject to risks and uncertainties, including:

         - the inability to effectively assimilate the operations, services, personnel and cultures of entities that we acquire;

         -        the diversion of management's attention;

         - undisclosed or potential legal liabilities of acquired businesses;

         -        the potential disruption of our business; and

         - the impairment or loss of relationships with employees and clients.

We believe that a key in the success of our future acquisitions will be our ability to achieve economies of scale in certain "back -office" functions such as accounting and human resources as well as in certain client service activities such as media buying and creative. To accomplish this, we must be able to quickly convert these acquired businesses to our business practices, policies and systems. It is possible that we may be prevented from accomplishing this conversion because of specific information requirements of clients that our business systems may not be able to accommodate. In addition, we may be unable to achieve economies of scale in the areas of media buying for the same reason and in the area of creative because of differences in regional tastes and culture. As a result, it is possible that we will not be able to obtain the level of cost savings necessary to make these future acquisitions successful.

If in connection with acquiring new businesses we fail to integrate our operations successfully or on a timely basis, or if we incur any unforeseen expenses, our financial performance could suffer.

DIFFICULTIES PRESENTED BY INTERNATIONAL FACTORS COULD CAUSE US TO REPORT LOWER PROFITS IN FUTURE PERIODS.

One component of our strategy is to expand into international markets, as evidenced by our recent acquisitions in London. Once we select a new location, we typically devote substantial financial and management resources to launch and grow that office. We cannot assure you that we will select appropriate international markets to enter, open new offices efficiently or manage new offices profitably. Any new international office could under-perform relative to our expectations and we may not be able to achieve the same levels of business growth and profitability as in our domestic offices. We believe that we will face risks in doing business abroad that we do not face domestically. Among the international factors we believe are most likely to affect us are:

         - difficulties and costs of staffing and managing international operations;

         -        different rate structures based on local economies;

         - international currency issues, including fluctuations in currency;

         - legal and regulatory requirements of different countries, such as differing tax or labor laws; and

         -        cultural and language differences.

The executive officers of our company have limited experience in managing foreign operations. As a result, in managing these businesses we may incur substantial legal, accounting and consulting costs to ensure that we adhere to local legal and regulatory requirements. In addition, it is possible that we could face higher employee turnover rates in our foreign operations due to cultural and language differences.

Any of these factors could cause our international operations to report operating losses.

CONTINUED GROWTH OF OUR BUSINESS WILL PLACE INCREASED DEMANDS ON OUR SYSTEMS AND RESOURCES AND MAY ADVERSELY AFFECT OUR OPERATING RESULTS AND OUR ABILITY TO RETAIN TALENTED PERSONNEL.

The expansion of our business and client base has placed increased demands on our management, operating systems, internal controls and financial and physical resources. Our continued growth, if any, may strain existing management and human resources in particular, affecting our ability to attract and retain talented personnel. Consequently, we may be required to increase expenditures to hire new employees, open new offices and invest in new equipment or make other capital expenditures. Any failure to expand any of the foregoing areas in an efficient manner could cause us to report operating losses in future periods. We also cannot assure you that we will be able to sustain the rates of growth that we have experienced in the past or manage our growth effectively in the future.

WE DEPEND ON OUR KEY MANAGEMENT PERSONNEL FOR OUR FUTURE SUCCESS.

We rely on our key management personnel, including Bruce Kupper, our Chairman and Chief Executive Officer, and Mary De Hahn, our Chief Operating Officer, because personal relationships are critical to obtaining and retaining client engagements. We believe that our future success will depend upon our ability to attract and retain additional key management personnel. If any of our officers or key employees leaves our company, the relationships that they have with our clients could be lost. We entered into a two-year employment agreement with Bruce Kupper as of January 1, 2001. We also intend to issue stock options to selected employees as an incentive to remain with our company.

WE WILL NEED ADDITIONAL CAPITAL IN THE FUTURE, WHICH MAY NOT BE AVAILABLE TO US. THE RAISING OF ANY ADDITIONAL CAPITAL MAY DILUTE YOUR OWNERSHIP IN US.

We will need to raise additional funds through public or private debt or equity financing in order to:

         - take advantage of business opportunities, including more rapid expansion or acquisitions of, or investments in, businesses or technologies;

         -        develop new services; or

         -        respond to competitive pressures.

Any additional capital raised through the sale of equity may dilute your ownership percentage in our common stock. Furthermore, we cannot assure you that any additional financing we may need will be available on terms favorable to us, or at all. Our failure to obtain additional capital may have an adverse effect on our business results and expansion efforts.

THERE IS ONLY A LIMITED TRADING MARKET FOR OUR COMMON STOCK AND IT IS POSSIBLE THAT YOU MAY NOT BE ABLE TO SELL YOUR SHARES EASILY.

There is currently only a limited trading market for our common stock. Our common stock trades on the NASD OTC Bulletin Board under the symbol "KPCG" with very limited trading volume. There can be no assurance that a substantial trading market will ever develop (or be sustained, if developed) for our common stock, or that stockholders will be able to resell their securities or otherwise liquidate their investment without delay.

THE ISSUANCE OF, OR THE PERCEPTION THAT WE MAY ISSUE, SUBSTANTIAL AMOUNTS OF STOCK IN THE FUTURE COULD DEPRESS THE MARKET PRICE FOR OUR COMMON STOCK.

We have 24,034,050 authorized but unissued shares of common stock available for future issuance. In addition, our executive officers, directors and affiliates own in the aggregate 2,346,012 shares of our common stock, assuming the exercise of options which are currently exercisable. Although such shares are restricted securities and therefore subject to resale limitations, we could file a registration statement for some or all of those shares. In addition, we have entered into a number of acquisition transactions where we have agreed to issue shares of our common stock as consideration to the sellers of those businesses. Although unregistered at the time of issuance, such shares typically contain piggyback and demand registration rights. Consequently, sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, may depress the market price of our common stock.

As of September 28, 2001 we have issued 132,000 unregistered shares of our common stock that carry "demand or piggyback" registration rights. This stock was issued in connection with our acquisitions of Chameleon Design, Inc. in November 2000 and CGT Limited in February 2001. Under the terms of the related acquisition agreements, we will issue up to 516,680 additional unregistered shares of our common stock based upon the future operating results of these companies. All shares of common stock issued or to be issued in connection with these acquisitions carry "demand or piggyback" registration rights.

EXCLUSIVITY ARRANGEMENTS WITH OUR CLIENTS MAY LIMIT OUR ABILITY TO PROVIDE SERVICES TO OTHERS.

It is customary in the marketing communications services industry to enter into exclusivity arrangements with clients. We have entered into these arrangements with a number of our clients, restricting our ability to provide services to their competitors. We have in the past been, and may in the future be, unable to take on new clients because such opportunities would require us to provide services to direct competitors of our existing clients. In addition, we risk harming relationships with existing clients if we agree to provide services to their indirect competitors. Prospective clients may also choose not to retain us for reasons of actual or perceived conflicts of interest.

THE MARKETING COMMUNICATIONS SERVICES MARKET IS HIGHLY COMPETITIVE.

The marketing communications services market is intensely competitive. We expect competition to intensify even further as this market evolves. Some of our competitors and potential competitors have longer operating histories, greater financial strength, longer client relationships, and greater financial, management, technology, development, marketing and other resources than we do. Competition depends to a large extent on clients' perception of quality and creativity as well as the impact our services have on the business of our clients. We also compete on the basis of price and the ability to serve clients on a broad geographic basis. To the extent we lose clients to our competitors because of dissatisfaction with our services, or if our reputation is adversely impacted for any other reason, our future operating performance could be materially and adversely affected.

CHANGES IN GOVERNMENT REGULATION COULD ADVERSELY AFFECT OUR BUSINESS.

A number of the services that we provide are subject to extensive government regulation, both domestic and foreign, with respect to the truth in and fairness of advertising and other marketing-related regulations. To ensure that our clients' communications with their customers do not violate these regulations, we must comply with Federal Trade Commission regulations governing the marketing of products and services with similar state regulations. In addition, there has been an increasing tendency in the United States on the part of businesses to resort to the judicial system to challenge comparative advertising of their competitors on the grounds that the advertising is false and deceptive. While we have not been subject to such claims in the past, we cannot assure you that we will not be subject to claims against us or our clients by other companies or governmental agencies or that any such claims, regardless of merit, would not have a material adverse effect on our future operating performance.

WE MAY BE LIABLE TO OUR CLIENTS FOR DAMAGES.

Many of our engagements involve the development, implementation and execution of marketing communications programs that are critical to our clients' businesses. Our failure or inability to meet a client's expectations in the performance or completion of services could injure our business reputation or result in a claim for substantial damages against us regardless of our responsibility for such failure. In addition, in the course of providing marketing communications services to our clients we may be given access to confidential or proprietary client information. Although we have implemented policies to prevent such client information from being disclosed to unauthorized parties or used inappropriately, any such unauthorized disclosure or use could result in a claim against us for substantial damages. Our contractual provisions attempting to limit such damages may not be enforceable in all instances or may otherwise fail to protect us from liability or damages, which could adversely affect our future operating performance.

                                 USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by the selling stockholders. The shares offered hereby include shares issuable upon the exercise of outstanding warrants. We will receive the proceeds, if any, from the exercise of such warrants.

                                 CAPITALIZATION

The following table sets forth the capitalization of the Company as of July 31, 2001 and as adjusted to reflect 700,700 shares issuable to certain of the selling stockholders subject to the Securities and Exchange Commission indicating its willingness to declare effective the registration statement of which this Prospectus is a part.

                                                        JULY 31,        AS
                                                          2001       ADJUSTED(1)
                                                       ----------    -----------
Total debt                                               870,701        145,701
                                                      ----------     ----------
Stockholders' equity
  Common stock, $0.01 par value; 30,000,000
    shares authorized; 5,965,950 and 6,666,020
    shares issued                                        596,595        666,665
  Paid in capital                                      3,272,570      4,118,550
  Retained earnings (deficit)                           (938,957)      (938,957)
  Treasury stock, at average cost; 141,723 shares       (611,958)      (611,958)
  Cumulative transaction adjustment                       (7,437)        (7,437)
                                                      ----------     ----------
                                                       2,310,813      3,226,863
                                                      ----------     ----------
                                                      $3,181,514     $3,372,564
                                                      ==========     ==========

----------
(1)   Excludes any shares issuable upon exercise of warrants.

                                 DIVIDEND POLICY

We expect to retain our earnings to finance further growth and, when appropriate, retire existing debt. As a result, our Directors expect that, for the foreseeable future, we will not declare or pay any dividends on any of our shares.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements within the meaning of the federal securities laws. When we use the words "may", "plan", "will", "believes", "anticipates", "intends", "expects" and other similar expressions in this document, we are making forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied by these statements. Such factors include, among other things, the following: history of operating losses; the ability to integrate acquired companies; variability of operating results; the ability to attract and retain qualified professionals; the cost and timing of domestic and international expansion; the ability to manage future growth, if any; dependence on key management personnel; and changes in government regulation. Investors are also directed to consider other risks and uncertainties discussed in other reports previously and subsequently filed by use with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of such statements. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                    BUSINESS

OVERVIEW

We are an international marketing communications firm specializing in providing integrated marketing communications solutions for middle market businesses. Our client-focused approach combines a deep understanding of our client's unique needs with our experience in business strategy, marketing, creative design, and Internet technology. Our integrated service offering, delivered globally, is much broader than that of a traditional advertising agency. It includes:

         - strategic and marketing consulting, branding and market research;

         -        planning, creation and execution of advertising campaigns;

         - all media services, including research, planning and placement;

         -        public relations and investor relations;

         -        direct response and database marketing services;

         -        sales promotion services;

         - design, development and implementation of e-business websites and interactive media;

         -        graphic design services;

         -        communications management; and

         - specialized marketing consultation services to television and radio services.

HISTORY AND RECENT DEVELOPMENTS

Our predecessor, Kupper Advertising, Inc. was founded in St. Louis, Missouri in 1978. Beginning in 1993, we commenced an expansion and acquisition program with the result that we now have offices in Melville, New York; Kansas City, Missouri; Louisville, Kentucky; Memphis, Tennessee; Nashville, Tennessee; New Orleans, Louisiana; and London, England.

In September 2000, we completed a reverse merger with Greenstone Roberts Advertising, Inc. ("Greenstone Roberts"), a publicly traded company based in Melville, New York. As a result of that reverse merger, we became a publicly traded company. The reverse merger was accounted for as a purchase.

The following information compares audited financial results for the fiscal year ended October 31, 2000 to unaudited pro forma results assuming that the acquisition of Greenstone Roberts had been consummated at the start of that fiscal year:

                                                                                   As Reported                 Pro Forma
                                                                                   -----------                 ---------
             Revenues                                                              $12,033,040               $14,809,812
             (Loss) income from operations                                            (284,553)               (1,852,762)
             Net loss                                                                 (448,383)               (1,790,133)
             Basic and diluted net loss per share                                        (0.09)                    (0.33)

The operating and net losses shown above include ESOP expenses of $992,356 and management bonuses of $647,500. We terminated our ESOP effective August 31, 2000 and will not incur any further expenses relative to this plan. Also, we intend to reduce our reliance on management bonuses by offering stock options to key employees now that we are a public company. With this in mind, we have received approval from our shareholders for an amendment to our stock option plan to permit the granting of options for an additional 400,000 shares. We further intend to strengthen operating performance by increasing new business development activities; supplementing advertising revenues with public relations, interactive and other "below the line" services at newly acquired companies; and achieving operational efficiencies.

Since October 31, 2000, the following developments have occurred:

         - On November 13, 2000, we acquired all of the outstanding stock of Chameleon Design, Inc. ("Chameleon"), a company in St. Louis, Missouri that specializes in interactive design and development, in exchange for 62,000 shares of our Common Stock. Under the terms of the acquisition agreement, we will issue up to an additional 61,680 shares of our Common Stock to the former Chameleon shareholders if Chameleon meets certain future revenue targets over the next two years. Chameleon had unaudited revenues of approximately $250,000 for the twelve months ended October 31, 2000.

         - In November 2000, we purchased for $153,973 a 12% interest in The Communications in Business Group Limited ("CiB"), a London-based communications agency with offices in Dusseldorf, Germany and Milan, Italy. CiB had revenues of approximately $3,717,000 for the twelve months ended May 31, 2000. We intend to increase our ownership in CiB during 2001.

         - On October 9, 2001, we acquired Christopher Thomas Associates, Inc. "Christopher Thomas"), a marketing communications agency headquartered in Melville, New York, with offices in Boston, Massachusetts and Stamford, Connecticut. The price consisted of an initial cash payment of $1,450,000, eight quarterly cash payments of $75,000 each, and two cash earnout payments of $550,000 and $450,000 so long as the Christopher Thomas operations have revenues of at least $4,500,000 for the year ended December 31, 2001 and 2002, respectively. Christopher Thomas had unaudited revenues of approximately $4,000,000 for the twelve months ended December 31, 2000.

         - On February 23, 2001, we acquired all of the outstanding stock of CGT (UK) Limited ("CGT"), a London-based strategic marketing communications agency, in exchange for $475,000 in cash and 70,000 shares of our Common Stock. Under the terms of the acquisition agreement, we will issue up to an additional 500,000 shares of our Common Stock to the former CGT shareholders if CGT meets certain pretax earnings targets. CGT had revenues of approximately $1,315,000 for the twelve months ended March 31, 2000.

On an annualized basis, we, our affiliates and our completed or announced acquisitions have revenues of approximately $25 million for the fiscal year ended October 31, 2000.

OUR GROWTH STRATEGY

Our history has demonstrated that combining the disciplines of traditional advertising with "below the line" marketing services capabilities ("below the line" marketing services includes public relations, investor relations, direct response and database marketing services, sales promotion services, e-business websites and interactive media, and communications management services) fuels revenue growth that exceeds advertising expenditure growth. The table below shows for our three most recent fiscal years a comparison of our revenues from traditional advertising and revenues from "below the line" services:

                                                    FISCAL 1998           FISCAL 1999           FISCAL 2000
                                                    -----------           -----------           -----------
Advertising                                         $7,200,000            $  8,333,000          $  8,515,000
"Below the line" marketing services (1)              1,660,000               2,514,000             3,518,000
                                                    ----------            ------------          ------------
Total                                               $8,860,000            $ 10,847,000          $ 12,033,000
                                                    ==========            ============          ============

------------------------------

(1) Includes public relations, investor relations, direct response and database marketing services, sales promotion services, e-business websites and interactive media, and communications management services.

The major agency networks also recognize the shift from pure advertising to a more balanced mix of communication tools, and have focused their acquisition efforts on companies providing "below the line" marketing communications services. Our November 2000 acquisition of Chameleon strengthened our capabilities in the areas of design, development and implementation of e-business websites and interactive media.

An important step in securing a profitable niche in the Long Island market will be the acquisition of "below the line" marketing service capabilities for that market during fiscal 2001. Our proposed acquisition of Christopher Thomas would broaden the market leadership of our recently acquired Greenstone Roberts operations in Melville, New York as well as give us offices in Boston, Massachusetts and Stamford, Connecticut. While both Christopher Thomas and Greenstone Roberts have been operating at less than optimal efficiency, we expect them to provide us with opportunities to obtain new accounts, increase operational efficiencies and provide "below the line" services.

In the United States, part of our strategy is to expand into cities with an attractive economic base that have been largely ignored by the larger advertising agency networks. We may consider opportunities in larger markets as they become available.

Internationally, we have targeted London as the first logical step in the establishment of an international network. The U.S. and British cultures are similar, the British economy is relatively stable, and Great Britain is generally the first place that our clients look to as they establish a plan to become global. We have implemented this strategy with the November 2000 purchase of a 12% interest in CiB. CiB is a small public relations and advertising agency that has created a franchise in the recreation and tourism representation business and has offices in London, Dusseldorf and Milan. As discussed above, we plan to increase our investment in CiB in 2001.

Our international capabilities have recently been enhanced by the selection of CiB's London office as the world headquarters for Confrad International, a worldwide network of independent advertising agencies owned by its member shareholders. Confrad has members in nearly 50 countries and provides its member agencies with the access and advantages of a multinational agency. Through Confrad, we are able to quickly locate agencies to service our clients in countries in which we do not currently have an office.

Our affiliation with CiB led to our joint selection with CiB in February 2001 as the agency of record for Gulf Air. This international airline, based in Bahrain, is the national carrier of Bahrain, Oman, Qatar and the United Arab Emirates. It serves more than 50 destinations on five continents with one of the world's youngest jet fleets. Our services to Gulf Air will include advertising, public relations and direct marketing across Europe and the United States. The account was previously serviced by J. Walter Thompson.

In January 2001, we continued to pursue our international strategy by entering into an agreement to acquire CGT, a small highly profitable marketing communications group in London with strong management. We completed this acquisition on February 23, 2001.

Individually, CiB and CGT would each make clear logical fits to our network. Combined as one agency, these companies would represent a very credible presence in the London market, and would closely mirror our agency model.

During the next five years we will look to add to our international network based upon the following criteria:

         -        stability of the economy;

         -        closeness in culture to U.S. business practices; and

         - projected future increases in local advertising and communications expenditures.

These criteria lead us to believe that we should focus our short-term international expansion on Germany and France. Outside of these areas, we will seek to establish a network of affiliations with other smaller agencies so that we can jointly serve clients in parts of the globe in which we do not have an office.

Establishing an agency in a new geographic location is a difficult, time consuming, and expensive proposition. There are a multitude of smaller advertising agencies in attractive geographic locations that can be acquired at reasonable prices for several reasons:

         - With the continuing consolidation of the communications business, owner/operators of small agencies have come to realize that an affiliation with a larger agency network is an essential strategy for preserving client relationships.

         - It is our belief that many owner/operators of smaller agencies are talented in serving clients and are distracted by operating their business.

         - In smaller agencies, ownership is generally held by a very small group of individuals. Retirement of one of the owners creates the need for the other owners to either invest more of their personal wealth in the business or to look for other sources of equity participation.

         - Many of the key individuals in these smaller agencies spent a substantial part of their working careers at one of the major agency networks and are reluctant to sell their business and return to employment with one of these networks.

As a potential acquirer, we believe that our company can offer definite advantages to such individuals:

         - With each acquisition in the United States, we will take on all back-office functions (such as accounting and human resources) in our St. Louis headquarters - freeing the advertising practitioners to focus on client service.

         - As part of a larger communications organization, we offer these practitioners access to a wide array of talent in several communications specialties such as media planning and buying, Internet, public relations, direct marketing, and sales promotion. Access to these specialties generally results in increased business with each client and a stronger relationship between the client and its agency.

         - As part of a small network, key individuals in these agencies can readily perceive that they will play an important role in the growth and success of our company.

Excluding the nine industry giants, we believe that we are the only publicly traded acquisition vehicle based in the United States for agencies that want to unite with a larger organization.

DESCRIPTION OF PROPERTY

The following table provides data on our wholly-owned offices as of August 31, 2001:

------------------------------- ----------------------------------------- ------------------------ -------------------
                                                                                                         LEASE
                                                                          APPROXIMATE                 EXPIRATION
OFFICE                                          LOCATION                  SQUARE FEET                     DATE
------------------------------- ----------------------------------------- ------------------------ -------------------
St. Louis                       8301 Maryland Avenue                              22,595                5/31/10
                                Clayton, Missouri
------------------------------- ----------------------------------------- ------------------------ -------------------
Melville                        401 Broadhollow Road                              12,944                7/31/08
                                Melville, New York
------------------------------- ----------------------------------------- ------------------------ -------------------
Kansas City                     106 West 14th Street                               2,711                10/31/02
                                Kansas City, Missouri
------------------------------- ----------------------------------------- ------------------------ -------------------
Louisville                      135 West Muhammad Ali Blvd.                        5,200                12/31/02
                                Louisville, Kentucky
------------------------------- ----------------------------------------- ------------------------ -------------------
Memphis                         6060 Poplar Avenue                                 3,105                8/31/04
                                Memphis, Tennessee
------------------------------- ----------------------------------------- ------------------------ -------------------
Nashville                       2505 Hillsboro Road                                1,672                12/31/01
                                Nashville, Tennessee
------------------------------- ----------------------------------------- ------------------------ -------------------
New Orleans                     433 Metairie Road                                  4,499                2/28/03
                                Metairie, Louisiana
------------------------------- ----------------------------------------- ------------------------ -------------------

All of our operations are conducted in leased premises located in the various cities in which we do business. Our physical property consists primarily of leasehold improvements, furniture, fixtures and equipment. We believe that we maintain adequate insurance on all of our property. We do not anticipate any difficulty in negotiating lease renewals or in finding other satisfactory space if premises become unavailable.

LITIGATION

We are involved in various claims and legal actions incidental to the normal conduct of our business. It is not possible at the present time to estimate the ultimate liability, if any, of our company with respect to such litigation; however, management believes that any ultimate liability will not be material in relation to our consolidated results of operations or financial position.

EMPLOYEES

As of September 28, 2001, we employed approximately 130 people. We consider our relationship with our employees to be satisfactory.

                       MANAGEMENT DISCUSSION AND ANALYSIS
           (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

OVERVIEW

The following discussion relates to our results of operations, financial condition and liquidity for the periods indicated and should be read in conjunction with our financial statements and the notes thereto.

On September 29, 2000, Kupper Parker Communications, Incorporated ("KPCG") merged with and into Greenstone Roberts Advertising, Inc. ("GRAI") in a transaction accounted for a reverse acquisition (the "Merger"). As a result, our audited financial statements included as a part of this Form SB-1 represent the results of KPCG for all periods presented and the results of GRAI for the period of September 29, 2000 through October 31, 2000.

Prior to September 29, 2000, KPCG operated as a privately held company. Its compensation scheme for its employees emphasized contributions to its Employee Stock Ownership Plan ("ESOP") and cash bonuses. In anticipation of the Merger, during July 2000 KPCG made its last required contribution to its ESOP and initiated steps to terminate this plan effective August 31, 2000. We do not intend to make any future contributions to the ESOP. Fiscal 2000 after tax expense related to this plan was $891 or $0.18 per share.

Our operating results have fluctuated in the past, and may continue to fluctuate in the future, as a result of a variety of factors, including: the timing of new projects; material reductions, cancellations or completions of major projects; the loss of significant clients; the opening or closing of offices; our relative mix of business; changes in our pricing strategies or those of our competitors; employee utilization rates; changes in personnel; and other factors that are outside of our control. We also experience some variation in operating results throughout the year that results in part from the spending patterns and business cycles of our clients, and from marketing communications services spending patterns in general. Going forward, we expect this pattern to be tempered somewhat by the seasonal spending patterns of GRAI's clients, which have differed from those of KPCG's clients.

During the first nine months of fiscal 2001, the Company continued to look to expand and enhance its operations through acquisitions:

         - On November 13, 2000, the Company acquired all of the outstanding stock of Chameleon Design, Inc. ("Chameleon"), a company that specializes in interactive design and development, in exchange for 62,000 shares of common stock. Under the terms of the acquisition agreement, the Company will issue an additional 61,680 shares of common stock to the former Chameleon shareholders if Chameleon meets certain revenue targets. Chameleon had unaudited revenues of approximately $250 for the twelve months ended October 31, 2000.

         - In November 2000, the Company purchased for $154 a 12% interest in The Communications in Business Group Limited ("CiB"), a London-based communications agency with offices in Dusseldorf, Germany and Milan, Italy. CiB had revenues of approximately $3,717 for the twelve months ended May 31, 2000.

         - On February 23, 2001, the Company acquired all of the outstanding stock of CGT (UK) Limited ("CGT"), a London-based strategic marketing communications agency, in exchange for $475 in cash and 70,000 shares of common stock. Under the terms of the acquisition agreement, the Company will issue an additional 500,000 shares of common stock to the former CGT shareholders if CGT meets certain pretax targets. CGT had revenues of approximately $1,315 for the twelve months ended March 31, 2000.

         - On October 9, 2001, we acquired Christopher Thomas Associates, Inc. ("Christopher Thomas"), a marketing communications agency headquartered in Melville, New York, with offices in Boston, Massachusetts and Stamford, Connecticut. The price consisted of an initial cash payment of $1,450, eight quarterly cash payments of $75, and two cash earnout payments of $550 and $450 so long as the Christopher Thomas operations have revenues of at least $4,500 for the years ended December 31, 2001 and 2002, respectively. Christopher Thomas had audited revenues of approximately $4,000 for the twelve months ended December 31, 2000.

The company continues to look to make acquisitions to expand its market presence and enhance its marketing communications capabilities.

To obtain maximum synergies and efficiencies in its U.S. operations, the Company intends to upgrade its computer systems and software during calendar 2001, at an estimated cost of $300.

As a result of these investment activities, the Company is currently considering several opportunities to enhance its capital structure. These include the potential sale of common stock through a private placement as well as negotiations with several banks to secure long-term financing at favorable rates.

RESULTS OF OPERATIONS - FISCAL 2000 COMPARED TO FISCAL 1999

Revenues for the year ended October 31, 2000 were $12,033, a 10.9% increase over 1999 revenues of $10,847. Public relations revenues increased 34% between years and now amount to 19.1% of total revenues compared to 15.8% in 1999. Sales promotion and direct marketing revenues increased 25% to 5.5% of total revenues in 2000. The increase in revenues between years was principally due to an increase in project volume. Fiscal 2000 revenues include $283 in revenues from GRAI's operations for the period of September 29, 2000, the date of the Merger, through year-end. Had the Merger occurred on November 1, 1999, fiscal 2000 revenues would have been $14,810.

Salaries and benefits expense increased 13.7% to $9,981. The most significant increase in this category of expense relates to the fair value of the shares of KPCG common stock released for allocation to its ESOP participants ($992 in fiscal 2000 compared to $403 in fiscal 1999). As more fully discussed above, KPCG made its last required contribution to its ESOP in July 2000 and has taken steps to terminate its ESOP during fiscal 2000.

Excluding this ESOP expense, salaries and benefits expense increased approximately $610 or 7.3% - 3.6 percentage points less than the revenue increase. This increase was due to an increase in staff to handle the volume of projects requested by clients.

Office and general expenses increased approximately $334 or 16.7% as compared to the 10.9% increase in revenues. The principal reason for this increase was that the Company leased additional space in St. Louis to accommodate its increased staff.

KPCG reported net interest income of $61 in 2000 compared to net interest expense of $7 in 1999. Interest income increased between years due to higher average collected cash balances. Interest expense decreased between years due to lower long-term debt balances.

KPCG's effective tax rate was high in both years due principally to the fact that the difference between the fair market value and the historical cost of shares allocated to ESOP participants is not deductible for tax purposes. See Footnote 11 of the KPCG Financial Statements as of October 31, 2000 and 1999 for the reconciliation of the Company's effective tax rate to the U.S. statutory income tax rate.

RESULTS OF OPERATIONS - FISCAL 1999 COMPARED TO FISCAL 1998

Revenues for the year ended October 31, 1999 were $10,847, a 22.4% increase over 1998 revenues of $8,860. Public relations revenues increased 47% between years and now amount to 15.8% of total revenues compared to 13.1% in 1998. Sales promotion and direct marketing revenues increased 7.6% to 4.9% of total revenues in 1999.

Salaries and benefits expense increased 17.6% to $8,782. The most significant increase in this category of expense relates to the fair value of the shares of KPCI common stock released for allocation to its ESOP participants ($403 in fiscal 1999 compared to $328 in fiscal 1998). Excluding this ESOP expense, salaries and benefits expense increased approximately $1,239 or 17.4% - 5 percentage points less than the revenue increase.

Office and general expenses increased approximately $548 or 37.7% as compared to the 22.4% increase in revenues. The principal reason for this increase was that the Company leased additional space in St. Louis to accommodate its increased staff.

KPCI reported net interest expense of $7 in 1999 compared to net interest income of $9 in 1998. Interest income decreased between years due to lower average collected cash balances. Interest expense decreased between years due to lower long-term debt balances.

KPCI's effective tax rate was high in both years due principally to the fact that the difference between the fair market value and the historical costs of shares allocated to ESOP participants is not deductible for tax purposes. See Footnote 11 of the KPCI Financial Statements as of October 31, 2000 and 1999 for the reconciliation of the Company's effective tax rate to the U.S. statutory income tax rate.

RESULTS OF OPERATIONS - NINE MONTHS ENDED JULY 31, 2001

Revenues for the nine months ended July 31, 2001 were $9,955, a 10.0% increase over fiscal 2000 revenues of $9,051. The acquisitions of GRAI and CGT accounted for $1,944 of fiscal 2001 revenues. Revenues from existing operations declined 11.5%, due principally to the fact that many of the Company's existing clients cut or deferred marketing expenditures during the second quarter of fiscal 2001 in response to their concerns over general economic conditions.

Salaries and benefits expense decreased $39 or 0.5% to $7,683. The acquisitions of Greenstone Roberts Advertising, Inc. and CGT accounted for $1,634 of fiscal 2001 salaries and benefits expense. Salaries and benefits expense of existing operations declined approximately 21.7% between years, due to cost savings initiatives that the Company undertook during the second quarter of 2001 which included the elimination of approximately 10% of staff positions in the company and a 30% reduction in the salaries of the chief executive officer, chief operating officer and chief financial officer.

Office and general expenses increased $989 or 58.8% between years. The acquisitions of Greenstone Roberts Advertising, Inc. and CGT accounted for $894 of fiscal 2001 office and general expense. Office and general expense of existing operations increased approximately $95,000.

Net interest expense was $1 in 2001 compared to net interest income of $45 in 2000, due to higher average daily short-term bank borrowings.

For the nine months ended July 31, 2000 the company reported a tax provision of $186 compared to a pre-tax loss of $307 because these results included $738 of ESOP expense representing the difference between the cost and the fair value of the shares of KPCG common stock released for allocation to its ESOP participants: this expense is non-deductible for tax purposes.

LIQUIDITY AND CAPITAL RESOURCES - AT OCTOBER 31, 2000

As of October 31, 2000, KPCG's cash and cash equivalents totaled $2,177 compared to the 1999 year-end balance of $539. The principal reasons for the increase in cash and cash equivalents are (1) KPCG had $550 in short-term bank borrowings at October 31, 2000 that it repaid in November 2000, and (2) increased net cash provided by operating activities.

Operating Activities: KPCG's funds from operating activities consist primarily of net income adjusted for non-cash items and changes in operating assets and liabilities. During fiscal 2000, KPCG emphasized the management of accounts payable and accounts receivable, resulting in additional net cash inflows of $1,122.The most significant non-cash item is entitled "Shares earned and released by ESOP" and represents the fair market value of the related shares that are allocated to ESOP participants. This non-cash charge increased 146% between years from $403 in 1999 to $992 in 2000. The principal reason for the increase is that the fair value of KPCG common stock increased by 154% between years both as a result of internal growth and as a result of the Merger. During July 2000, KPCG made its last required contribution to its ESOP and does not intend to make any future contributions to this plan. In addition, KPCG has initiated steps to terminate its ESOP effective August 31, 2000. As a result, operating results in periods subsequent to August 31, 2000 do not contain similar non-cash charges to earnings. Cash provided by operating activities was $1,387 in 2000 compared to cash provided by operating activities of $331 in 1999.

Investing Activities: On September 29, 2000, KPCG acquired the assets and operations of Greenstone Roberts Advertising, Inc. in a transaction accounted for as a reverse acquisition. The net cash cost of this transaction was $232 comprised of acquisition costs of $1,350 and accounting and legal fees of $73, net of cash acquired of $1,191. KPCG's capital expenditures for property and equipment were $140 for the year ended October 31, 2000 compared to $199 in 1999. At October 31, 2000, KPCG had no material commitments for future capital expenditures.

Financing Activities: In September 2000, KPCG borrowed $1,350 on a two-month basis to finance the Merger. During October 2000, KPCG repaid $800 of this loan, and repaid the balance in November 2000. KPCG was in compliance with all covenants and conditions related to its debt agreements.

LIQUIDITY AND CAPITAL RESOURCES - AT JULY 31, 2001

As of July 31, 2001, Kupper Parker's cash and cash equivalents totaled $1,202, compared to $2,177 at October 31, 2000. The decline in cash and cash equivalents is principally due to the cyclical nature of the GRAI business and because the Company paid off $550 in short-term bank borrowings during the first quarter of fiscal 2001.

Operating Activities: Kupper Parker's funds from operating activities consist primarily of net income adjusted for non-cash items and changes in operating assets and liabilities. Cash used by operating activities was $376 in the first nine months of 2001 compared to cash provided by operating activities of $2,086 in 2000. Operating cash flows are impacted by the seasonal relationship of accounts receivable to accounts payable, particularly those of GRAI. At October 31, 2000, the relationship of accounts receivable to accounts payable was at optimum levels. This relationship generally changes during the first nine months of a fiscal year, as clients slow payments by as much as one to two weeks. Kupper Parker's policy is to bill and collect monies from its clients prior to payments due to the media.

Investing Activities: Cash used by investing activities was $683 in 2001 compared to $99 in 2000. The principal reason for this increase is due to the previously-mentioned acquisition of CGT and investment in CiB.

Financing Activities: As previously indicated, the Company paid off its $550 in short-term bank borrowings that it incurred in connection with the Merger during the first quarter of 2001. The Company financed its fiscal 2001 acquisition activity with short-term bank borrowings. During the first nine months of fiscal 2000, the Company financed its investing activities through the sale of its common stock.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. Under SFAS No. 142, goodwill and other intangible assets with indefinite lives are no longer amortized, but are reviewed for impairment on an annual basis, unless impairment indicators arise sooner. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their estimated useful lives, but with no maximum life. The amortization provisions of SFAS No. 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. Goodwill and intangible assets acquired on or prior to June 30, 2001 are required to be accounted for under SFAS No. 142 beginning on November 1, 2002, unless adopted earlier on November 1, 2001. We are currently evaluating the effect that the adoption of the provisions of SFAS Nos. 141 and 142 will have on our results of operations and financial position.

                                   MANAGEMENT

The following table sets forth certain information with respect to our executive officers and directors as of August 31, 2001.

-----------------------------------------------------------------------------------------------------------
        NAME                      AGE                              POSITION(S)
-----------------------------------------------------------------------------------------------------------
Bruce Kupper                      48     Chief Executive Officer, President and Chairman of the Board
-----------------------------------------------------------------------------------------------------------
Mary De Hahn                      51     Chief Operating Officer and Director
-----------------------------------------------------------------------------------------------------------
John Rezich                       45     Chief Financial Officer, Treasurer, Secretary and Director
-----------------------------------------------------------------------------------------------------------
Ronald Greenstone                 60     Chief Executive Officer of Long Island Operations and Director
-----------------------------------------------------------------------------------------------------------
Gary Roberts                      62     President of Long Island Operations and Director
-----------------------------------------------------------------------------------------------------------
S. Lee Kling                      71     Director
-----------------------------------------------------------------------------------------------------------
James Saitz                       51     Director
-----------------------------------------------------------------------------------------------------------

Bruce Kupper has served as our Chief Executive Officer, President and Chairman of the Board since the Merger. Prior to that time he served in the same capacities for Kupper Parker Communications, Incorporated (1993 - 2000) and its predecessor, Kupper Advertising, Inc. (1978 - 1993). Prior to that time, Mr. Kupper worked as an account executive for Young & Rubicam where he was named Young & Rubicam's 1977 National Account Executive of the Year.

Mary De Hahn has served as Chief Operating Officer and as a Director of our company since the Merger. Prior to that time she served in the similar executive capacities for Kupper Parker Communications, Incorporated (1993 - 2000) and its predecessor, Kupper Advertising, Inc. (1988 - 1993). Before joining Kupper Advertising, Inc., Ms. De Hahn served as senior vice president of marketing for Landmark Bancshares Corporation, a bank holding company in St. Louis, Missouri and executive director of the Missouri Arts Council.

John Rezich has served as Chief Financial Officer and a Director of our company since the Merger. Prior to that time he served in the same capacities for Kupper Parker Communications, Incorporated from May 2000 to September 2000. Mr. Rezich joined Kupper Parker Communications, Incorporated in October 1999 as Executive Vice President, Mergers and Acquisitions. From 1985 to March 1999, Mr. Rezich served in various executive financial positions for True North Communications, Inc., a publicly held marketing communications company.

Ronald Greenstone has been a Director of our company since 1972. Prior to the Merger, Mr. Greenstone had been Chairman of the Board of Directors, Chief Executive Officer and a Director of our company for a period of more than five years. Mr. Greenstone founded Greenstone Roberts Advertising, Inc. in 1972.

Gary Roberts has been a Director of our company since February 1989. Prior to the Merger, Mr. Roberts had been President of our company for a period of more than five years. Mr. Roberts joined Greenstone Roberts Advertising, Inc. in 1988. Prior to that time he served in various executive capacities for Slater Hanft Martin (a New York, New York advertising agency) and Wells Rich Greene (a New York, New York advertising agency).

S. Lee Kling has been a Director of our company since the Merger. Prior to that time, Mr. Kling served as an advisory director to Kupper Parker Communications, Incorporated for a period of more than five years. He has served since 1991 as Chairman of the Board of Kling Rechter & Company, a merchant banking company which works in partnership with First Chicago Equity Capital Corp., and served as Vice Chairman of Willis Corroon Corp. of Missouri until July 2000. Mr. Kling served as Chairman of the Board of Landmark Bancshares Corporation, a bank holding company in St. Louis, Missouri ("Landmark"), until December 1991 when the company merged with Magna Group, Inc. He had served in such capacity with Landmark since 1974 and had also served as Chief Executive Officer of Landmark from 1974 through October 1990 except for the period from May 1978 to January 1979 when he served as Assistant Special Counselor on Inflation for the White House and Deputy for Ambassador Robert S. Strauss. Mr. Kling serves on the Boards of Directors of Falcon Products, Co. (a furniture and fixtures manufacturer), Top Air Manufacturing Inc. (a manufacturer of agricultural equipment), National Beverage Corp. (a beverage manufacturer), Electro Rent Corporation (an electronic equipment rental company), Engineered Support Systems, Inc. (a product manufacturer in the defense industry), Learn2.com (an internet based learning service provider), and Bernard Chaus, Inc. (a company that designs, arranges for the manufacture of and markets an extensive range of women's career and casual sportswear), all of which are public companies.

James Saitz has been a Director of our company since the Merger. Prior to that time, Mr. Saitz served as an advisory director to Kupper Parker Communications, Incorporated for a period of more than five years. Mr. Saitz is the Chairman and Chief Executive Officer of Trustcorp Financial, Inc. (1994 - present), a commercial bank holding company, and is the Chairman and Chief Executive Officer of Missouri State Bank (1994 - present), a commercial bank.

There are no family relationships among any of our officers or directors.

The Directors of our company are divided into two classes and hold office until the second succeeding Annual Meeting of Stockholders following the election of their respective class and the qualification of their successors. Mr. Rezich, Mr. Roberts and Mr. Saitz constitute the class of Directors whose terms expire in 2003. Mr. Kupper, Ms. De Hahn, Mr. Greenstone and Mr. Kling constitute the class of Directors whose terms expire in 2002.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the compensation received, for each of the last three fiscal years, for services rendered to us by our Chief Executive Officer and each of our other most highly compensated executive officers during the fiscal year ended October 31, 2000 whose total compensation equaled or exceeded $100,000.

                                      Annual Compensation                               Long-Term Compensation
------------------------------------------------------------------------------- --------------------------------------
                                                                                  Securities
 Name and Principal                               Other Annual    Restricted      Underlying     LTIP      All Other
      Position         Year   Salary    Bonus       Comp. (1)    Stock Awards    Options/SAR's   Payouts   Comp. (2)
--------------------- ------- --------- --------- -------------- -------------- ---------------- --------- -----------
Bruce Kupper (4)       2000    288,000   317,750             --             --               --        --          --
    CEO                1999    288,000   485,000          1,500             --               --        --          --
                       1998    288,000   589,000          3,000             --               --        --          --
Mary De Hahn (4)       2000    170,000    90,000             --             --               --        --       9,323
    COO                1999    120,000   145,500          1,500             --               --        --      14,336
                       1998    120,000   130,000          3,000             --               --        --          --
John Rezich (3) (4)    2000    120,000    20,000             --             --               --        --          --
    CFO                1999     22,615        --             --             --               --        --          --
                       1998         --        --             --             --               --        --          --
Ronald Greenstone      2000    247,083                                      --               --        --       1,575
    Director           1999    264,583        --             --             --               --        --       1,500
                       1998    277,325        --             --             --               --        --       1,500
Gary Roberts           2000    226,250        --             --             --               --        --       1,575
    Director           1999    225,000        --             --             --               --        --       1,500
                       1998    227,519        --             --             --               --        --       1,500

     1. Amounts shown in this column are for cash payments for attendance at KPCG's Board of Directors' meetings.

     2. Amounts shown in this column are for company contributions to KPCG's ESOP and 401K plans on behalf of the named Executive.

     3.   Mr. Rezich commenced employment in October 1999.

     4. Includes compensation received from Kupper Parker Communications, Incorporated prior to the Merger.

YEAR 2000 STOCK OPTION GRANTS TO EXECUTIVE OFFICERS

On August 22, 2000, we issued a stock option grant to Mr. Greenstone. Under the terms of the stock option agreement, Mr. Greenstone is entitled to purchase up to 18,750 shares of our common stock at an exercise price of $2.375 per share (which was the fair market value of the underlying common stock on the grant date). This stock option grant vests 100% one year after its issuance and it expires on August 22, 2005. Assuming compound annual appreciation rates of 5 and 10% over the five-year life of this option, the aggregate potential realizable values of this option are $12,303 and $27,187, respectively. We did not grant any other stock options to executive employees or any other employees during 2000.

YEAR 2000 STOCK OPTION EXERCISES BY EXECUTIVE OFFICERS

During 2000, our executive officers did not exercise any of their various stock option grants.

STOCK OPTIONS HELD BY EXECUTIVE OFFICERS

The following table sets forth unexercised stock options held by each of our Executive Officers as of October 31, 2000:

                                     Number of Securities Underlying           Value of Unexercised In-the-Money
                                 Unexercised Options/SAR's as of October    Options/SAR's as of October 31, 2000 (1)
                                                31, 2000
--------------------------------------------------------------------------------------------------------------------
                                Exercisable           Unexercisable         Exercisable           Unexercisable
------------------------------- --------------------- --------------------- --------------------- --------------------
Bruce Kupper                                 141,700                    --              $389,649                   --
Ronald Greenstone                             25,000                18,750                12,500               $9,609
Gary Roberts                                  15,000                    --                 7,500                   --

     1. Calculated by determining the difference between the exercise price and the deemed fair value of the securities underlying the options at October 31, 2000.

EMPLOYMENT AGREEMENTS

Effective January 1, 2001 we entered into a two-year employment agreement with Mr. Kupper. Mr. Kupper's Employment Agreement provides for an initial base salary of $360,000 per year, annual raises of 4%, and incentive compensation in accordance with KPCG's Executive Compensation Program. Mr. Kupper is also eligible to receive stock options and to participate in certain fringe benefits and in KPCG's employee benefit plans generally available to senior executives. The terms of this agreement provide that Mr. Kupper will become a consultant to KPCG for the two-year period immediately following the expiration of the term of his employment, as extended, if applicable. During this consulting period, Mr. Kupper will receive annual compensation equal to 75% of the average of his annual base salary over the last three full calendar years of his employment. This consulting arrangement will also apply if Mr. Kupper resigns prior to the scheduled expiration of the term of his employment, subject to a reduction in the annual compensation based on vesting over a five-year period commencing January 1, 2001.

Mr. Kupper's Employment Agreement provides that, in the event of termination of employment by KPCG or by Mr. Kupper after the occurrence of one or more specified events (none of which have occurred to date) (a "Qualifying Termination"), Mr. Kupper would be entitled to receive his base salary, incentive compensation and certain continuing benefits for two years and the annual consulting compensation described above for the following two years. This employment agreement provides that, upon a Qualifying Termination, each stock option granted after January 1, 2001 and then held by Mr. Kupper shall be fully vested and exercisable in full for up to three years (but not beyond ten years after the date of grant of such option). Mr. Kupper's Employment Agreement also contains a provision prohibiting him from engaging in certain competitive activities with KPCG during his employment and during any severance and/or consulting period.

In September 2000, in connection with the Merger, we entered into a two-year employment agreement with Mr. Greenstone providing for an annual base salary of $215,000. Pursuant to this employment agreement, if we terminate Mr. Greenstone's employment without cause, or if we are unable to enter into a mutually agreeable written renewal employment agreement for a term of not less than one year prior to the expiration of the initial employment agreement, we are obligated to pay Mr. Greenstone all amounts owed under the initial employment agreement and a lump-sum payment of $250,000.

In September 2000, in connection with the Merger, we entered into a two-year employment agreement with Mr. Roberts providing for an annual base salary of $240,000. Pursuant to this employment agreement, if we terminate Mr. Roberts' employment without cause, or if we are unable to enter into a mutually agreeable written renewal employment agreement for a term of not less than one year prior to the expiration of the initial employment agreement, we are obligated to pay Mr. Roberts all amounts owed under the initial employment agreement and a lump-sum payment of $225,000.

STOCK OPTION PLAN

In 1988, we adopted our Stock Option Plan. Under the terms of this plan, options to purchase shares of our common stock can be issued to our employees and directors at a price equal to 100% of the fair market value of our common stock on the date of grant. Options issued under this plan expire from two to six years from the date of grant, and are exercisable one year from the date of grant. Options that are unexercised are cancelled immediately if the holder ceases to be an employee or director of our company.

DIRECTOR COMPENSATION

Each director who is not also our employee is paid $10,000 per year.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF MATTERS

Section 722 of the New York Business Corporation Law ("BCL") permits a corporation to indemnify a director or officer, made a party to an action by reason of the fact that he or she was a director or officer of the corporation, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, if such director or officer acted in good faith, for a purpose which he or she reasonably believed to be in the best interests of the corporation.

Our Certificate of Incorporation includes limitations on the liability of officers and directors, except for liability pursuant to a judgment or other final adjudication adverse to such director which establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he or she gained personally in fact a financial profit or other advantage to which he or she was not entitled or his acts violated Section 719 of the BCL. Our Board of Directors has authorized KPCG to provide a general indemnification of its officers, directors and employees regarding any claims or liabilities incurred in the course of their employment, subject to the foregoing provisions.

We also maintain insurance, that we believe to be adequate, covering all of our directors and officers against certain liabilities and reimbursing us for obligations for which we incur as a result of its indemnification of such directors, officers and employees. At present, there is no pending litigation or proceeding involving any officer, director or agent of ours where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "1933 Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                       PRINCIPAL AND SELLING STOCKHOLDERS

Of the 1,183,050 shares offered hereby 132,000 shares were issued to Messrs. Coleman, Stein, Thackery, Thom and Thatcher in connection with our acquisition of their respective businesses in transactions exempt from registration. Of the balance of 1,051,500 shares offered hereby 700,700 were issued to individuals in transactions exempt from registration subject to the Securities and Exchange Commission indicating its willingness to declare effective a registration statement covering such shares. In connection with their purchase of such 700,700 shares, the purchasers were issued five year warrants entitling them to purchase an aggregate of 350,500 additional shares at a price of $2.50 per share.


The following table sets forth certain information regarding the beneficial ownership of the shares as of August 1, 2001, by (i) each person known by us to own more than 5% or more of our stock, (ii) each of our directors, (iii) each of our executive officers, and (iv) each of the selling stockholders. The number of shares in the column "Number of Shares Being Offered" represents all of the shares that each selling stockholder may offer under this Prospectus. We do not know how long the selling stockholders may offer under this Prospectus. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares, except for executive officers and directors who have agreed to a 120 day "lock-up". Pursuant to the lock-up, we and our executive officers and directors have agreed not to offer, sell or otherwise dispose of any shares for 120 days after effectiveness of the registration statement of which this Prospectus is a part, provided that we may issue shares in connection with acquisitions. The shares being offered by this Prospectus may be offered from time to time by the selling stockholders named below.

                                   SHARES BENEFICIALLY                                           SHARES BENEFICIALLY
                                 OWNED PRIOR TO OFFERING                                        OWNED AFTER OFFERING
                                 -----------------------                                        --------------------
                                                                  NUMBER OF SHARES
      BENEFICIAL OWNER            NUMBER         PERCENT            BEING OFFERED             NUMBER           PERCENT
      ----------------            ------         -------            -------------             ------           -------
EXECUTIVE OFFICERS AND DIRECTORS
Bruce Kupper                   1,758,200(2)       24.4                175,500(1)             1,582,700          26.3
Mary DeHahn                      303,867(3)        4.3                 10,050(1)               298,817           5.0
John Rezich                      279,000           3.9                115,500(1)               163,500           2.7
Ronald Greenstone                233,287(4)        3.5                 30,000(1)               223,287           3.7
Gary Roberts                     102,708(5)        1.4                 30,000(1)                72,708           1.2
S. Lee Kling                     155,000            *                 150,000(1)                 5,000            *
James Saitz                       60,000            *                  60,000(1)               -----            -----

SELLING STOCKHOLDERS
John Lionel Coleman                28,000           *                  28,000                  -----            -----
Ronald K. Greenberg                30,000           *                  30,000(1)               -----            -----
Dennis M. Jones                   150,000          2.1                150,000(1)               -----            -----
Charles W. Oertli                  30,000           *                  30,000(1)               -----            -----
Nathaniel Orme                     30,000           *                  30,000(1)               -----            -----

                                   SHARES BENEFICIALLY                                           SHARES BENEFICIALLY
                                 OWNED PRIOR TO OFFERING                                        OWNED AFTER OFFERING
                                 -----------------------                                        --------------------
                                                                  NUMBER OF SHARES
      BENEFICIAL OWNER            NUMBER         PERCENT            BEING OFFERED             NUMBER           PERCENT
      ----------------            ------         -------            -------------             ------           -------
Chris Pauli                        15,000           *                  15,000(1)               -----            -----
Robert Pauli                       15,000           *                  15,000(1)               -----            -----
Ronald F. Saverin                  60,000           *                  60,000(1)               -----            -----
Jeff Stein                         31,000           *                  31,000                  -----            -----
Robert M. Thackery                 28,000           *                  28,000                  -----            -----
Tom Tham                           31,000           *                  31,000                  -----            -----
David Ian Thatcher                 14,000           *                  14,000                  -----            -----
Drew Wolfson                      150,000          2.1                150,000(1)               -----            -----

*     Represents less than one percent.

(1) One-third of such shares consist of shares issuable upon the exercise of warrants issued in connection with such holder's initial purchase of such shares. The warrants are exercisable at any time before __________, 2006 at a price of $2.50 per share.

(2)   Includes 141,700 shares currently issuable upon the exercise of options.

(3)   Includes 200,717 shares held in her account by an ESOP.

(4)   Includes 43,750 shares currently issuable upon the exercise of options.

(5)   Includes 15,000 shares currently issuable upon the exercise of options.

                            DESCRIPTION OF SECURITIES

We are a New York business corporation and have authorized capital of 30,000,000 shares of Common Stock, par value $0.01 per share, and 1,000,000 shares of Preferred Stock, par value $1.00 per share. As of September 28, 2001, there were 5,824,277 shares of Common Stock held by 245 shareholders of record and no shares of Preferred Stock outstanding.

COMMON STOCK

The holders of our Common Stock are entitled to one vote for each share held of record on matters voted on our stockholders. Holders of Common Stock are entitled to receive dividends subject to the rights of the Preferred Stock, if any, when, as and if declared by our Board of Directors and to share ratably in our assets legally available for distribution to its stockholders in the event of our liquidation, dissolution or winding up. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights.

The current bid price of our stock is available over the Internet at www.otcbb.com.

PREFERRED STOCK

Our Board of Directors may, without further action by our stockholders, from time to time direct the issuance of up to 1,000,000 shares of Preferred Stock in series, and may at the time of issuance determine the rights, preferences and limitations of each series.

                              PLAN OF DISTRIBUTION

The shares registered hereunder could be sold, if desired, by the selling stockholders on the Over-the-Counter Bulletin Board. The selling stockholders may also decide not to sell all the shares they are allowed to sell under this Prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

The shares being offered hereby may be sold: (i) through dealers or in ordinary brokers' transactions, in the over-the-counter market or otherwise; (ii) at the market or through market makers or into an existing market for the shares; or
(iii) in other ways not involving market makers or established trading markets, including direct sales to purchasers or effected through agents, or (iv) in combinations of any of such methods of sale. The shares will be sold at market prices prevailing at the time of sale or at negotiated prices.

If a dealer is utilized in the sale of the shares in respect of which this Prospectus is delivered, the selling stockholders will sell such shares to the dealer, as principal. The dealer may then resell such shares to the public at varying prices to be determined by such dealer at the time of resale.

Sales of shares "at the market" and not at a final price, which are made into an existing market for the shares, will be made by the selling stockholders to or through a market maker, acting as principal or as agent. Other sales may be made, directly or through an agent, to purchasers outside existing trading markets. A selling broker may act as agent or may acquire existing trading markets. A selling broker may act as agent or may acquire the shares or interests therein as principal or pledgee and may, from time to time, effect distributions of such shares.

The shares offered hereby are eligible for sale only in certain states, and, in some of those states, may be offered or sold only to "institutional investors" as defined under applicable state securities law.

                                  LEGAL MATTERS

Armstrong Teasdale LLP, St. Louis, Missouri, will pass on the validity of our common stock being offered registered.

                                     EXPERTS

Our consolidated financial statements included in this Prospectus for the fiscal year ended October 31, 2000 and 1999 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

The financial statements of Greenstone Roberts included in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

The financial statements of CGT (UK) Limited included in this Prospectus for the fiscal year ended March 31, 2000 have been audited by Edward, independent registered auditors, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

The financial statements of Christopher Thomas Associates, Inc. included in this Prospectus for the fiscal year ended December 31, 2000 and 1999 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-1 (the "Registration Statement") under the Securities Act, with respect to the shares offered hereby. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in this Prospectus as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete and, where such agreement or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. For further information concerning us, reference is hereby made to the Registration Statement and to the exhibits thereto.

The Registration Statement and the exhibits may be inspected, without charge, and copies may be obtained, at prescribed rates, at the public reference facilities of the Commission maintained at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, or on the Internet at http://www.sec.gov. In addition, copies of the Registration Statement and the exhibits may be obtained by mail, at prescribed rates, from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, DC 20549.

In connection with this offering, we continue to be subject to the information and periodic reporting requirements of the Securities Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities referred to above. We intend to furnish our stockholders with annual reports containing audited financial statements certified by independent public accountants and with quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                   KUPPER PARKER COMMUNICATIONS, INCORPORATED
                          INDEX TO FINANCIAL STATEMENTS



I.       Pro Forma Financial Information                                                F-4

II.      Consolidated Financial Statements of Kupper Parker
         Communications, Incorporated as of October 31, 2000 and 1999

         Report of Independent Public Accountants                                       F-13
         Consolidated Balance Sheets as of October 31, 2000 and 1999                    F-14
         Consolidated Statements of Operations for the years ended
         October 31, 2000 and 1999                                                      F-15
         Consolidated Statements of Stockholders' Equity for the years
         ended October 31, 2000 and 1999                                                F-16
         Consolidated Statements of Cash Flows for the years ended
         October 31, 2000 and 1999                                                      F-17
         Notes to Consolidated Financial Statements                                     F-18

III.     Unaudited Consolidated Condensed Financial Statements of
         Kupper Parker Communications, Incorporated for the nine months ended July 31, 2001

         Condensed Consolidated Balance Sheets as of  July 31, 2001 (Unaudited)
         and October 31, 2000                                                           F-27
         Condensed Consolidated Statements of Operations for the three months
         ended July 31, 2001 and 2000 (Unaudited)                                       F-28
         Condensed Consolidated Statements of Operations for the nine months
         ended July 31, 2001 and 2000 (Unaudited)                                       F-29
         Condensed Consolidated Statements of Cash Flows for the nine months
         ended July 31, 2001 and 2000 (Unaudited)                                       F-30
         Notes to Condensed Consolidated Financial Statements                           F-31

IV.      Consolidated Financial Statements of Greenstone Roberts Advertising, Inc.
         as of October 31, 1999 and 1998

         Report of Independent Public Accountants                                       F-34
         Consolidated Balance Sheets as of October 31, 1999 and 1998                    F-35
         Consolidated Statements of Operations for the years ended
         October 31, 1999 and 1998                                                      F-36
         Consolidated Statements of Shareholders' Equity for the years ended
         October 31, 1999 and 1998                                                      F-37
         Consolidated Statements of Cash Flows for the years ended
         October 31, 1999 and 1998                                                      F-38
         Notes to Consolidated Financial Statements                                     F-39




V.       Unaudited Consolidated Condensed Financial Statements of
         Greenstone Roberts Advertising, Inc. for the nine months ended
         July 31, 2000

         Condensed Consolidated Balance Sheets as of  July 31, 2000 (Unaudited)
         and October 31, 1999                                                           F-47
         Condensed Consolidated Statements of Operations for the three and
         nine months ended July 31, 2000 and 1999 (Unaudited)                           F-48
         Condensed Consolidated Statements of Cash Flows for the nine
         months ended July 31, 2000 and 1999 (Unaudited)                                F-49
         Notes to Condensed Consolidated Financial Statements                           F-50


VI.      Financial Statements of CGT (UK) Limited as of March 31, 2000

         Report of the Directors                                                        F-52
         Report of the Auditors                                                         F-54
         Profit and Loss Account for the year ended March 31, 2000                      F-55
         Balance Sheet at March 31, 2000                                                F-56
         Statement of Cash Flows for the year ended March 31, 2000                      F-57
         Notes to Financial Statements                                                  F-58


VII. Unaudited Condensed Financial Statements of CGT (UK) Limited as of December 31, 2000

         Unaudited Profit and Loss Account for the nine months ended
         December 31, 2000                                                              F-64
         Unaudited Balance Sheet at December 31, 2000                                   F-65
         Unaudited Statement of Cash Flows for the nine months ended
         December 31, 2000                                                              F-66
         Notes to Financial Statements                                                  F-67

VIII.    Financial Statements of Christopher Thomas Associates, Inc. as of
         December 31, 2000 and 1999

         Report of Independent Public Accountants                                       F-70
         Balance Sheets as of December 31, 2000 and 1999                                F-71
         Statements of Operations for the years ended
         December 31, 2000 and 1999                                                     F-72
         Statements of Stockholders' Equity for the years ended
         December 31, 2000 and 1999                                                     F-73
         Statements of Cash Flows for the years ended
         December 31, 2000 and 1999                                                     F-74
         Notes to Financial Statements                                                  F-75

                                      F-2



IX.      Unaudited Condensed Financial Statements of Christopher Thomas
         Associates, Inc. for the seven months ended July 31, 2001

         Condensed Balance Sheets as of  July 31, 2001 (Unaudited)
         and December 31, 2000                                                          F-81
         Condensed Statements of Operations for the seven months ended
         July 31, 2001 and 2000 (Unaudited)                                             F-82
         Condensed Statements of Cash Flows for the seven
         months ended July 31, 2001 and 2000 (Unaudited)                                F-83
         Notes to Condensed Financial Statements                                        F-84





















NOTE: Registrant has included herein the audited financial statements and unaudited interim financial statements of CGT (UK) Limited, a foreign business, meeting the requirements of Item 17 of Form 20-F as prescribed by Rule 3.05 of Regulation S-X.

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS


INTRODUCTION

     The following unaudited pro forma financial statements give effect to the following:

     1. The acquisition of 100% of the common stock of Christopher Thomas Associates, Inc. The price will consist of an initial cash payment of $1,450,000, eight quarterly cash payments of $75,000, and two cash earnout payments of $550,000 and $450,000 so long as the Christopher Thomas operations have revenues of at least $4,500,000 for the years ended December 31, 2001 and 2002, respectively. We completed this transaction on October 9, 2001.

     2. The acquisition of 100% of the outstanding stock of CGT (UK) Limited ("CGT"), a London-based strategic marketing communications agency, in exchange for $475,000 in cash and 70,000 shares of our Common Stock. Under the terms of the acquisition agreement, we will issue up to an additional 500,000 shares of our Common Stock to the former CGT shareholders if CGT meets certain pretax earnings targets. We completed this transaction on February 23, 2001 and have consolidated the results of CGT in our financial statements from that date.

     3. The acquisition by Greenstone Roberts Advertising, Inc. ("Greenstone Roberts") of 100% of the outstanding capital stock of Kupper Parker Communications, Incorporated ("Kupper Parker") in a transaction accounted for as a reverse acquisition under the purchase method of accounting. The consideration was comprised of $1,350,000 in cash and approximately 10.9% of the assets and operations of Kupper Parker with a fair value of approximately $806,000. We completed this transaction on September 29, 2000 and have consolidated the results of Kupper Parker and Greenstone Roberts from that date.

     The unaudited pro forma balance sheet of Kupper Parker as of July 31, 2001 presents the financial position of Kupper Parker and Christopher Thomas assuming the acquisition of Christopher Thomas had occurred on that date.

     The unaudited pro forma income statements of Kupper Parker Communications, Incorporated for the year ended October 31, 2000 and for the nine months ended July 31, 2001 present the operations of all of the above-noted entities assuming each acquisition had occurred at the beginning of each period presented.

     This pro forma financial information does not purport to be indicative of the results that would have actually occurred had these transactions occurred at the beginning of each period presented or which may be obtained in the future.

KUPPER PARKER COMMUNICATIONS, INCORPORATED
UNAUDITED PRO FORMA BALANCE SHEET
AT JULY 31, 2001

                                                                       KUPPER       CHRISTOPHER     PRO FORMA
                                                                       PARKER          THOMAS      ADJUSTMENTS        TOTAL
                                                                    ------------    -----------    -----------     -----------
ASSETS
     Current assets
         Cash and cash equivalents                                  $  1,201,759    $   364,267    $         -     $ 1,566,026
         Accounts receivable, net of allowance for bad debts           6,000,386      3,679,481                      9,679,867
         Other current assets                                            809,051         85,702              -         894,753
                                                                    ------------    -----------    -----------     -----------
             Total current assets                                      8,011,196      4,129,450              -      12,140,646
                                                                    ============    ===========    ===========     ===========

     Property and equipment, net of accumulated depreciation and
         amortization                                                  1,029,775        415,440              -       1,445,215
     Goodwill, net of accumulated amortization                         3,143,812              -      2,392,770(d)    5,536,582
     Investment in CiB                                                   153,973              -              -         153,973
     Other assets                                                        271,731              -              -         271,731
                                                                    ------------    -----------    -----------     -----------
                                                                    $ 12,610,487    $ 4,544,890    $ 2,392,770     $19,548,147
                                                                    ============    ===========    ===========     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
     Current liabilities
         Current maturities of long-term debt                       $     16,513    $    61,999    $   289,079(b)  $   367,591
         Short-term bank borrowings                                      725,000              -      1,450,000(a)    2,175,000
         Accounts payable                                              6,984,298      2,284,227         90,000(c)    9,358,525
         Deferred revenue                                                512,301      1,082,846              -       1,595,147
         Accrued expenses                                                515,607      1,407,143              -       1,922,750
                                                                    ------------    -----------    -----------     -----------
             Total current liabilities                                 8,753,719      4,836,215      1,829,079      15,419,013
                                                                    ============    ===========    ===========     ===========

     Noncurrent liabilities
         Long-term debt, less current maturities                         129,188              -        272,366(b)      401,554
         Other long-term liabilities                                   1,416,767              -              -       1,416,767
                                                                    ------------    -----------    -----------     -----------
             Total noncurrent liabilities                              1,545,955              -        272,366       1,818,321
                                                                    ============    ===========    ===========     ===========

     Stockholders' equity
         Common stock                                                    596,595          5,000         (5,000)(e)     596,595
         Paid-in capital                                               3,272,570              -              -       3,272,570
         Retained earnings                                              (938,957)      (296,325)       296,325(e)     (938,957)
         Treasury stock, at average cost                                (611,958)             -              -        (611,958)
         Cumulative translation adjustment                                (7,437)             -              -          (7,437)
                                                                    ------------    -----------    -----------     -----------
                                                                       2,310,813       (291,325)       291,325       2,310,813
                                                                    ------------    -----------    -----------     -----------
                                                                    $ 12,610,487    $ 4,544,890    $ 2,392,770     $19,548,147
                                                                    ============    ===========    ===========     ===========

KUPPER PARKER COMMUNICATIONS, INCORPORATED
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
FOR THE YEAR ENDED OCTOBER 31, 2000

                                                             Historical
                                      -------------------------------------------------------
                                         KUPPER        GREENSTONE                 CHRISTOPHER     PRO FORMA
                                         PARKER        ROBERTS(f)      CGT(g)       THOMAS(h)    ADJUSTMENTS       TOTAL
                                      ------------    -----------    ----------   -----------    -----------    -----------
REVENUES                              $ 12,033,040    $ 2,776,772    $1,494,831   $ 4,000,280    $         -     20,304,923
OPERATING  EXPENSES:
     Salaries and Benefits               9,981,015      2,632,665       627,285     2,367,911              -      15,608,876
     Office and General                  2,336,578      1,595,426       589,544     2,015,217        128,361(i)    6,665,126
                                      ------------    -----------    ----------   -----------    -----------    ------------
     Total Operating Expenses           12,317,593      4,228,091     1,216,829     4,383,128        128,361      22,274,002
                                      ------------    -----------    ----------   -----------    -----------    ------------
     Operating Loss                       (284,553)    (1,451,319)      278,002      (382,848)      (128,361)     (1,969,079)

OTHER INCOME (EXPENSE):
     Interest income                       106,448         74,439         6,887        26,967              -         214,741
     Interest expense                      (45,365)        (5,393)            -        (7,855)      (210,635)(j)    (269,248)
                                      ------------    -----------    ----------   -----------    -----------    ------------
                                            61,083         69,046         6,887        19,112       (210,635)        (54,507)
                                      ------------    -----------    ----------   -----------    -----------    ------------
     Pretax Loss                          (223,470)    (1,382,273)      284,889      (363,736)      (338,996)     (2,023,586)
PROVISION FOR TAXES                        224,913              -        84,731         1,712       (224,913)(k)      86,443
                                      ------------    -----------    ----------   -----------    -----------    ------------
NET LOSS                              $   (448,383)   $(1,382,273)   $  200,158   $  (365,448)   $  (114,083)   $ (2,110,029)
                                      ============    ===========    ==========   ===========    ===========    ============



BASIC AND DILUTED LOSS PER SHARE      $      (0.09)                                                         (l) $      (0.38)
                                      ============                                                              ============


WEIGHTED AVERAGE SHARES USED IN BASIC
  AND DILUTED PER SHARE COMPUTATION      4,960,749                                                                 5,577,806
                                      ============                                                              ============

KUPPER PARKER COMMUNICATIONS, INCORPORATED
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED JULY 31, 2001


                                                        Historical
                                          ---------------------------------------
                                            KUPPER                    CHRISTOPHER    PRO FORMA
                                            PARKER         CGT(m)      THOMAS(n)    ADJUSTMENTS       TOTAL
                                          -----------    ---------    -----------   -----------    ------------
REVENUES                                  $ 9,955,374    $ 320,670    $ 3,733,305   $         -    $ 14,009,349
OPERATING  EXPENSES:
     Salaries and Benefits                  7,683,230      199,757      2,721,840             -      10,604,827
     Office and General                     2,669,969      119,189        784,196         5,477(o)    3,578,831
                                          -----------    ---------    -----------   -----------    ------------
     Total Operating Expenses              10,353,199      318,946      3,506,036         5,477      14,183,658
                                          -----------    ---------    -----------   -----------    ------------
     Operating Loss                          (397,825)       1,724        227,269        (5,477)       (174,309)

OTHER INCOME (EXPENSE):
     Interest income                           50,405            -         17,068             -          67,473
     Interest expense                         (51,297)                    (10,349)      (95,476)(p)    (157,122)
                                          -----------    ---------    -----------   -----------    ------------
                                                 (892)           -          6,719       (95,476)        (89,649)
                                          -----------    ---------    -----------   -----------    ------------
     Pretax Loss                             (398,717)       1,724        233,988      (100,953)       (263,958)
PROVISION FOR TAXES                           (97,077)         345          2,328        53,077(q)      (41,327)
                                          -----------    ---------    -----------   -----------    ------------
NET LOSS                                  $  (301,640)   $   1,379    $   231,660   $  (154,030)   $   (222,631)
                                          ===========    =========    ===========   ===========    ============



BASIC AND DILUTED LOSS PER SHARE          $     (0.05)                                         (r) $      (0.04)
                                          ===========                                              ============



WEIGHTED AVERAGE SHARES USED IN BASIC
  AND DILUTED PER SHARE COMPUTATION         5,793,458                                                 5,824,227
                                          ===========                                              ============

                   KUPPER PARKER COMMUNICATIONS, INCORPORATED
                NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS


1.   BASIS OF PRESENTATION

Kupper Parker Communications, Incorporated ("Kupper Parker") has completed the following purchase transactions since November 1, 1999:

     o The acquisition by Greenstone Roberts Advertising, Inc. ("Greenstone Roberts") of 100% of the outstanding capital stock of Kupper Parker Communications, Incorporated ("Kupper Parker") in a transaction accounted for as a reverse acquisition under the purchase method of accounting. The consideration was comprised of $1,350,000 in cash and approximately 10.9% of the assets and operations of Kupper Parker with a fair value of approximately $806,000. We completed this transaction on September 29, 2000 and have consolidated the results of Kupper Parker and Greenstone Roberts from that date.

     o The acquisition of 100% of the outstanding stock of CGT (UK) Limited ("CGT"), a London-based strategic marketing communications agency, in exchange for $475,000 in cash and 70,000 shares of our Common Stock. Under the terms of the acquisition agreement, we will issue up to an additional 500,000 shares of our Common Stock to the former CGT shareholders if CGT meets certain pretax earnings targets. We completed this transaction on February 23, 2001 and have consolidated the results of CGT in our financial statements from that date.

     o The acquisition of 100% of the common stock of Christopher Thomas Associates, Inc. The price will consist of an initial cash payment of $1,450,000, eight quarterly cash payments of $75,000, and two cash earnout payments of $550,000 and $450,000 so long as the Christopher Thomas operations have revenues of at least $4,500,000 for the years ended December 31, 2001 and 2002, respectively. We completed this transaction on October 9, 2001.

Because the acquisitions of Greenstone Roberts and CGT occurred prior to July 1, 2001, these business combinations were accounted for as purchase transactions under APB Opinion No. 16, "Business Combinations". Goodwill arising from these business combinations is being amortized over a twenty year period.

Because the acquisition of Christopher Thomas occurred after July 1, 2001, this business combination has been accounted for under SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangibles Assets", goodwill arising from this transaction will not be amortized but will be tested for impairment at least annually.

The unaudited pro forma balance sheet includes the balance sheets of Christopher Thomas Associates, Inc. ("Christopher Thomas") and Kupper Parker as of July 31, 2001. The unaudited pro forma statements of operations includes the statements of operations of Kupper Parker, Greenstone Roberts, CGT and Christopher Thomas for the year ended October 31, 2000 and for the nine months ended July 31, 2001. These financial statements were presented as if each acquisition had occurred at the beginning of each period presented.

The historical balance sheets as of July 31, 2001 have been derived from the unaudited financial statements of Kupper Parker and Christopher Thomas included elsewhere in this Form SB-1. The unaudited historical statements of operations for Greenstone Roberts, CGT and Greenstone Roberts have been derived from the books and records of these companies for the periods presented.


2.   UNAUDITED PRO FORMA BALANCE SHEET AT JULY 31, 2001

     (a) Represents the short-term borrowings incurred in connection with the acquisition of Christopher Thomas.

     (b) Represents the present value of the eight quarterly payments of $75,000 owed to the former shareholders of Christopher Thomas.

     (c) Represents estimated acquisition costs related to the acquisition of Christopher Thomas.

     (d) Represents the net excess of acquisition cost over the fair value of net assets acquired in connection with the acquisition of Christopher Thomas, calculated as follows:

     Purchase price
         Payable at closing                                          $1,450,000
         Present value of quarterly payments                            561,445
                                                                     ----------
             Total purchase price                                     2,011,445
         Acquisition costs                                               90,000
                                                                     ----------
             Total cost of acquisition                                2,101,445
         Less: fair value of net assets (liabilities) acquired         (291,325)
                                                                     ----------
         Excess of total cost of acquisition over the fair
             value of net assets (liabilities) acquired              $2,392,770

     (e)  Represents elimination of the equity accounts of Christopher Thomas.

3. UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS FOR THE TWELVE MONTHS ENDED OCTOBER 31, 2000

     (f) Represents the unaudited statement of operations of Greenstone Roberts for the period of November 1, 1999 to September 28, 2000.

     (g) Represents the unaudited statement of operations of CGT for the twelve months ended October 31, 2000.

     (h) Represents the audited statement of operations of Christopher Thomas for the twelve months ended December 31, 2000.

     (i) Represents amortization of goodwill arising from the acquisitions of Greenstone Roberts and CGT as follows:

          Eleven months amortization of goodwill arising from the
          acquisition of Greenstone Roberts                              111,931

          Twelve months amortization of goodwill arising from the
          acquisition of CGT                                              16,430
                                                                         -------
                                                                         128,361

     (j) Represents interest expense arising from the acquisitions of Greenstone Roberts, CGT and Christopher Thomas as follows:

          Eleven months of interest expenses arising from the
          acquisition of Greenstone Roberts                               67,500

          Twelve months of interest expense arising from the
          acquisition of CGT                                              28,500

          Twelve months of interest expense arising from the
          acquisition of Christopher Thomas                               87,000

          Imputed interest expense arising from the eight quarterly
          payments of $75,000 owed to the former shareholders
          of Christopher Thomas                                           27,635
                                                                         -------
                                                                         210,635

     (k) Represents tax benefits related to the losses of Greenstone Roberts and Christopher Thomas that could be used to offset Kupper Parker's taxable income. The pro forma effective tax rate differs from the statutory rate due principally to non-deductible ESOP expense and tax loss carryforwards that were not tax benefited.

     (l) Represents the weighted average number of common shares outstanding for the period presented after giving effect to the acquisitions.


4. UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS FOR THE NINE MONTHS ENDED JULY 31, 2001

     (m) Represents the unaudited statements of operations of CGT for the period from November 1, 2000 through February 22, 2001.

     (n) Represents the unaudited statement of operations of Christopher Thomas for the nine months ended July 31, 2001.

     (o) Represents amortization of goodwill arising from the acquisition of CGT for the period of November 1, 2000 through February 22, 2001.

     (p) Represents interest expense arising from the acquisitions of CGT and Christopher Thomas as follows:


          Four months of interest expense arising from the
          acquisition of CGT                                               9,500

          Nine months of interest expense arising from the
          acquisition of Christopher Thomas                               65,250

          Imputed interest expense arising from the eight quarterly
          payments of $75,000 owed to the former shareholders
          of Christopher Thomas                                           20,726
                                                                         -------
                                                                          95,476

     (q) Represents additional tax expense related to the income of Christopher Thomas, a sub S corporation. The pro forma effective tax rate differs from the statutory rate due principally to non-deductible goodwill amortization.

     (r) Represents the weighted average number of common shares outstanding for the period presented after giving effect to the acquisitions.

                   KUPPER PARKER COMMUNICATIONS, INCORPORATED
                                AND SUBSIDIARIES


                       CONSOLIDATED FINANCIAL STATEMENTS
                        AS OF OCTOBER 31, 2000 AND 1999

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Kupper Parker Communications, Incorporated:


We have audited the accompanying consolidated balance sheets of Kupper Parker Communications, Incorporated (a New York corporation) and subsidiaries as of October 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kupper Parker Communications, Incorporated and subsidiaries as of October 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.




/s/ Arthur Andersen LLP

St. Louis, Missouri,
January 16, 2001

                   KUPPER PARKER COMMUNICATIONS, INCORPORATED
                                AND SUBSIDIARIES


          CONSOLIDATED BALANCE SHEETS - AS OF OCTOBER 31, 2000 AND 1999



                                                                                       2000                1999
                                                                                   ------------       ------------
                                            ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                                       $  2,177,052       $    538,783
   Accounts receivable, net of reserve for bad debts of approximately
     $208,000 and $95,000, respectively                                               7,047,089          7,389,137
   Other current assets                                                               1,268,440            432,416
                                                                                   ------------       ------------
           Total current assets                                                      10,492,581          8,360,336

PROPERTY AND EQUIPMENT, net                                                           1,146,160            746,669

GOODWILL, net of accumulated amortization of approximately $212,000
   and $179,000, respectively                                                         2,669,883            234,681

OTHER ASSETS                                                                            256,672            154,396
                                                                                   ------------       ------------
           Total assets                                                            $ 14,565,296       $  9,496,082
                                                                                   ============       ============

                             LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current maturities of long-term debt                                            $     64,572       $    189,761
   Short-term bank borrowings                                                           550,000               --
   Accounts payable                                                                   8,383,471          6,891,516
   Deferred revenue                                                                     901,537            284,429
   Accrued expenses                                                                     678,206            819,018
                                                                                   ------------       ------------
           Total current liabilities                                                 10,577,786          8,184,724
                                                                                   ------------       ------------
LONG-TERM LIABILITIES:
   Long-term debt, less current maturities                                              166,393            319,010
   Other long-term liabilities                                                        1,522,477            178,466
                                                                                   ------------       ------------
           Total long-term liabilities                                                1,688,870            497,476
                                                                                   ------------       ------------
STOCKHOLDERS' EQUITY:
   Common stock, $0.10 par value; 30,000,000 shares authorized; 5,833,950 and
     4,855,950 shares issued                                                            583,395            485,595
   Paid-in capital                                                                    2,964,520            771,471
   Accumulated deficit                                                                 (637,317)          (188,934)
   Treasury stock, at average cost; 141,723 and -0- shares, respectively               (611,958)              --
   Unearned ESOP shares                                                                    --             (254,250)
                                                                                   ------------       ------------
           Total stockholders' equity                                                 2,298,640            813,882
                                                                                   ------------       ------------
           Total liabilities and stockholders' equity                              $ 14,565,296       $  9,496,082
                                                                                   ============       ============

              The accompanying notes are an integral part of these
                          consolidated balance sheets.

                   KUPPER PARKER COMMUNICATIONS, INCORPORATED
                                AND SUBSIDIARIES


                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999


                                                                                 2000               1999
                                                                             ------------       ------------
REVENUES                                                                     $ 12,033,040       $ 10,846,769
                                                                             ------------       ------------
OPERATING EXPENSES:
   Salaries and benefits                                                        9,981,015          8,781,833
   Office and general                                                           2,336,578          2,002,816
                                                                             ------------       ------------
           Total operating expenses                                            12,317,593         10,784,649
                                                                             ------------       ------------
           (Loss) income from operations                                         (284,553)            62,120
                                                                             ------------       ------------
OTHER INCOME (EXPENSE):
   Interest income                                                                106,448             67,816
   Interest expense                                                               (45,365)           (75,226)
                                                                             ------------       ------------
           Total other income (expense)                                            61,083             (7,410)
                                                                             ------------       ------------
           (Loss) income before income tax provision                             (223,470)            54,710

INCOME TAX PROVISION                                                              224,913            113,928
                                                                             ------------       ------------
           Net loss                                                          $   (448,383)      $    (59,218)
                                                                             ============       ============

BASIC AND DILUTED LOSS PER SHARE                                             $      (0.09)      $      (0.01)
                                                                             ============       ============
WEIGHTED AVERAGE SHARES USED IN BASIC AND DILUTED PER
  SHARE COMPUTATION                                                             4,960,749          4,000,300
                                                                             ============       ============



              The accompanying notes are an integral part of these
                            consolidated statements.

                   KUPPER PARKER COMMUNICATIONS, INCORPORATED
                                AND SUBSIDIARIES


                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999



                                          Common Stock
                                      ----------------------      Paid-In       Retained
                                       Shares        Amount       Capital       Earnings
                                      ---------    ---------     -----------    ---------
BALANCE, November 1, 1998             5,084,850    $ 508,485     $   688,975    $(129,716)

   Shares repurchased                  (228,900)     (22,890)       (102,933)           -
   Shares earned and
   released by ESOP                           -            -         185,429            -
   Net loss                                   -            -               -      (59,218)
                                      ---------    ---------     -----------    ---------

BALANCE, October 31, 1999             4,855,950      485,595         771,471     (188,934)

   Shares issued                        354,250       35,425         224,575            -
   Shares repurchased                  (136,250)     (13,625)       (111,599)           -
    Shares earned and
   released by ESOP                           -            -         738,106            -
   Effect of acquisition as
   described in Note 2                  760,000       76,000       1,341,967            -
   Net loss                                   -            -               -     (448,383)
                                      ---------    ---------     -----------    ---------

BALANCE, October 31, 2000             5,833,950    $ 583,395     $ 2,964,520    $(637,317)
                                      =========    =========     ===========    =========


                                       Treasury Stock
                                      -------------------    Unearned
                                      Shares     Amount    ESOP Shares          Total
                                      -------   ---------  -----------       -----------
BALANCE, November 1, 1998                   -   $       -  $   (472,000)     $   595,744

   Shares repurchased                       -           -             -         (125,823)
   Shares earned and
   released by ESOP                         -           -       217,750          403,179
   Net loss                                 -           -             -          (59,218)
                                      -------   ---------  ------------      -----------

BALANCE, October 31, 1999                   -           -      (254,250)         813,882

   Shares issued                            -           -             -          260,000
   Shares repurchased                       -           -             -         (125,224)
   Shares earned and
   released by ESOP                         -           -       254,250          992,356
   Effect of acquisition as
   described in Note 2                141,723    (611,958)            -          806,009
   Net loss                                 -           -             -         (448,383)
                                      -------   ---------  ------------      -----------

BALANCE, October 31, 2000             141,723   $(611,958) $          -      $ 2,298,640
                                      =======   =========  ============      ===========



The accompanying notes are an integral part of these consolidated statements.

                   KUPPER PARKER COMMUNICATIONS, INCORPORATED
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999



                                                                            2000          1999
                                                                        -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                             $  (448,383)  $   (59,218)
                                                                        -----------   -----------
   Adjustments to reconcile net loss to net cash provided by operating activities, net of effects of merger as described in Note 2-
       Depreciation and amortization                                        268,311       227,569
       Loss on sale of property and equipment                                   185          --
       Deferred income taxes                                                 40,245        23,040
       Bad debt provision                                                   145,237        50,000
       Shares earned and released by ESOP                                   992,356       403,179
       Contributions to ESOP, net of interest                              (254,250)     (217,750)
       (Increase) decrease in assets-
         Accounts receivable                                              3,013,181    (2,615,664)
         Other current assets                                              (677,372)     (216,727)
         Other assets                                                        49,897        (6,954)
       Increase (decrease) in liabilities-
         Accounts payable                                                (1,891,657)    2,167,177
         Deferred revenue                                                   617,108       (14,396)
         Accrued expenses                                                  (423,110)      628,993
         Other long-term liabilities                                        (44,353)      (38,449)
                                                                        -----------   -----------
           Total adjustments                                              1,835,778       390,018
                                                                        -----------   -----------
           Net cash provided by operating activities                      1,387,395       330,800
                                                                        -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                                      (139,713)     (198,969)
   Cost of Greenstone Roberts Advertising, Inc., net of cash received      (232,204)         --
                                                                        -----------   -----------
           Net cash used in investing activities                           (371,917)     (198,969)
                                                                        -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Payments on long-term debt                                               (61,985)      (57,175)
   Repurchases of common stock                                             (125,224)     (125,823)
   Proceeds from issuance of short-term borrowings                        1,350,000          --
   Payments of short-term borrowings                                       (800,000)         --
   Proceeds from issuance of common stock                                   260,000          --
                                                                        -----------   -----------
           Net cash provided by (used in) financing activities              622,791      (182,998)
                                                                        -----------   -----------
           Net increase (decrease) in cash and cash equivalents           1,638,269       (51,167)

CASH AND CASH EQUIVALENTS, beginning of year                                538,783       589,950
                                                                        -----------   -----------
CASH AND CASH EQUIVALENTS, end of year                                  $ 2,177,052   $   538,783
                                                                        ===========   ===========


  The accompanying notes are an integral part of these consolidated statements.

                   KUPPER PARKER COMMUNICATIONS, INCORPORATED
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            OCTOBER 31, 2000 AND 1999


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Kupper Parker Communications, Incorporated and its wholly owned subsidiaries (collectively the Company). All significant intercompany balances and transactions have been eliminated in consolidation. See Note 2 for a discussion of the effects of the acquisition of Greenstone Roberts Advertising, Inc. during 2000.

Nature of Operations

The Company is an advertising and marketing communications business. The Company provides professional promotion services, advertising services, public relations services, direct marketing services and interactive services through various forms of media including television, radio, print and the internet. In addition to its headquarters in St. Louis, Missouri, the Company has satellite offices located in Melville, New York; Kansas City, Missouri; New Orleans, Louisiana; Nashville and Memphis, Tennessee; and Louisville, Kentucky. The Company operates in only one segment.

Use of Estimates

The preparation of these financial statements requires the use of certain estimates by management in determining the Company's assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

The Company earns substantially all of its revenues from fees for services performed and for production of advertisements. The Company also derives revenues from commissions for the placement of advertisements in various media. Revenues are recorded net of expenditures billed to clients for the placement of advertisements. Accounts receivable and accounts payable are recorded gross of these billings and related expenditures, respectively. Revenue is realized when the service is performed or the media placement appears, in accordance with the terms of the contractual arrangement, and collection is reasonably assured. Salaries and other agency costs are charged to expense at the time incurred.

Deferred revenues represent fees and commissions which have been billed but not yet earned.

Cash Equivalents

For purposes of balance sheet and statement of cash flow presentation, the Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

Property and Equipment

The Company computes depreciation and amortization using the straight-line method over the estimated useful life of the related asset as follows:

           Equipment                     3-5 years
           Furniture and fixtures        5-7 years
           Leasehold improvements        Lease term or useful life,
                                         whichever is shorter

Goodwill

The Company amortizes goodwill over periods from 10-20 years. Amortization of goodwill amounted to $32,828 in 2000 and $27,609 in 1999.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other long-term liabilities approximate fair value because of the short maturity of those instruments. At October 31, 2000 and 1999, the Company estimates that the fair value of its long-term debt is not materially different from its financial statement carrying value. The fair value of long-term debt was estimated using quoted market prices or discounted future cash flows.

Stock Options

The Company accounts for its stock option awards under the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company makes pro forma disclosures of net income (loss) and earnings (loss) per share as if the fair value based method of accounting had been applied as required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123).

Earnings Per Share

Basic earnings per share is computed by dividing net loss by the weighted average number of shares outstanding during the year. Diluted earnings per share is computed by dividing the net loss by the weighted average number of shares outstanding, unless the calculation is antidilutive.

For all periods presented, the effect of dilutive securities is antidilutive. As such, the denominator used in determining earnings per share is the same for both basic and dilutive earnings per share.

Impairment of Assets

If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If a review indicates that the carrying value of such asset is not recoverable based on projected undiscounted net cash flows related to the asset over its remaining life, the carrying value of such asset is reduced to its estimated fair value.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, which utilizes the liability method. Under this method, deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws.

2.  ACQUISITION OF GREENSTONE ROBERTS ADVERTISING, INC.:

Effective September 29, 2000, Greenstone Roberts Advertising, Inc. (Greenstone), legally acquired all of the outstanding common stock of Kupper Parker Communications, Incorporated (Kupper Parker) by exchanging 5,073,950 newly issued shares of common stock for all of the 931 outstanding shares of common stock of Kupper Parker. The resulting exchange ratio was 5,450 shares of Greenstone common stock to 1 share of Kupper Parker common stock. In connection with the acquisition, the Company bought back 300,000 shares of common stock from Greenstone's original stockholders for $1,350,000 and changed its name to that of the Company, Kupper Parker Communications, Incorporated. As a result, the former stockholders of Kupper Parker assumed ownership of approximately 89% of the outstanding common stock of Greenstone. The purchase price consisted of $1,350,000 (excluding cash acquired of $1,118,000), $806,000 of stock, and $158,000 of acquisition costs.


Although Greenstone was the legal acquirer, Kupper Parker was the acquirer for accounting purposes because the former Kupper Parker stockholders obtained a controlling voting interest in Greenstone as a result of this "reverse acquisition." The acquisition was accounted for using the purchase method of accounting whereby the purchase price was allocated to the assets acquired and liabilities assumed based on their relative fair values, including amounts assigned to other long-term liabilities related to employment agreements with several former Greenstone employees of approximately $1.4 million. Goodwill of approximately $2.5 million was recorded representing the excess of the purchase price over the fair value of the assets acquired and liabilities assumed and is being amortized over 20 years.

The accompanying consolidated financial statements include the results of operations of Greenstone from the date of acquisition. Because Greenstone is considered the legal acquirer, the accompanying consolidated financial statements include amounts related to the legally issued shares of common stock and treasury stock of Greenstone. As such, common stock, treasury stock, paid-in capital, stock option information and earnings (loss) per share have been retroactively restated to reflect the exchange ratio established in the transaction for all periods presented.

The following information reflects unaudited pro forma operating results for the years ended October 31, 2000 and 1999, assuming that the acquisition of Greenstone was consummated on November 1, 1998.

                                                         2000           1999
                                                     -----------     -----------
     Revenues                                        $14,809,812     $14,724,765
     Loss before taxes                                (1,790,133)       (628,911)
     Net loss                                         (1,790,133)       (628,911)
     Basic and diluted net loss per share                  (0.33)          (0.14)

The unaudited pro forma financial information has been presented for comparative purposes only and does not purport to be indicative of the results of operations that would have actually resulted had the acquisition of Greenstone occurred on November 1, 1998, or which may result in the future.

3.  RESERVE FOR BAD DEBTS:

Changes in the Company's reserve for bad debts for the years ended October 31, 2000 and 1999, were as follows:

                                       Greenstone Roberts
                    Balance at           Reserve at Date             Provision for       Write-Offs, Net    Balance at
     Year         Beginning of Year       of Acquisition           Doubtful Accounts     of Recoveries      End of Year
     ----         -----------------    -------------------        ------------------     ---------------   ------------
     2000            $95,000                 $135,000                $145,237             $(166,882)        $208,355
     1999             45,000                        -                  88,365               (38,365)          95,000

4.  OTHER CURRENT ASSETS:

At October 31, 2000 and 1999, other current assets consisted of:


                                                                 2000           1999
                                                             ------------    ---------
     Expenditures billable to clients                        $    903,667    $ 262,774
     Deferred income taxes                                         93,296       38,000
     Prepaid expenses and other                                   271,477      131,642
                                                             ------------    ---------
                                                             $  1,268,440    $ 432,416
                                                             ============    =========

5.  PROPERTY AND EQUIPMENT, net:

At October 31, 2000 and 1999, property and equipment, net, consisted of:

                                                            2000            1999
                                                        ------------    ------------
     Equipment                                          $    937,162    $    891,380
     Furniture and fixtures                                  896,957         703,375
     Leasehold improvements                                  284,523          27,714
                                                        ------------    ------------
                                                           2,118,642       1,622,469

     Less-  Accumulated depreciation                        (972,482)       (875,800)
                                                        ------------    ------------
                                                        $  1,146,160    $    746,669
                                                        ============    ============

6.  LINE-OF-CREDIT AND LONG-TERM DEBT:

In September 2000, the Company borrowed $1,350,000 from a bank with a two-month maturity to finance the acquisition of Greenstone. Borrowings under this short-term borrowing arrangement are secured by accounts receivable and the assignment of a $500,000 interest in a key-man life insurance policy that the Company maintains on its chief executive officer. Interest on borrowings under this arrangement are payable monthly at the prime rate. During October 2000, the Company repaid $800,000 of this loan and repaid the balance in November 2000. At October 31, 2000, the interest rate on this short-term bank borrowing was 9.5%.

The Company has a $1,000,000 revolving line-of-credit with a bank. Borrowings under this agreement are secured by accounts receivable and assignment of a $500,000 interest in a key-man life insurance policy that the Company maintains on its chief executive officer. Interest on any borrowings under this agreement is payable monthly at a rate of prime less 0.5%. This line-of-credit expires on May 25, 2001. During 2000 and 1999, the Company did not use this line-of-credit.

At October 31, 2000 and 1999, long-term debt consisted of:

                                                                                         2000         1999
                                                                                     -----------    ---------

     Term loans                                                                      $         -    $ 254,250
     Subordinated debt                                                                   230,965      254,521
                                                                                     ------------   ----------
                                                                                         230,965      508,771

     Less-  Current maturities                                                           (64,572)    (189,761)
                                                                                     -----------    ---------
                                                                                     $   166,393    $ 319,010
                                                                                     ===========    =========

Scheduled maturities of long-term debt are $64,572, $105,828 and $60,565 in 2001, 2002 and 2003, respectively.

During the year ended October 31, 1994, the Company established a leveraged Employee Stock Ownership Plan ("ESOP"). An employee stock ownership trust (the "Trust") was established to fund the plan. The Trust purchased 2,730,450 shares of the Company's stock with the proceeds of a $1,250,000 loan from a bank. This loan, scheduled to be repaid on August 22, 2002, called for monthly principal payments of $12,000 plus interest at prime less 0.5%. The ESOP repaid this loan on May 28, 1999, from proceeds from the issuance of another $388,459 bank term loan. The term loan, scheduled to be repaid on May 20, 2002, calls for monthly principal payments of $10,750 plus interest at prime less 0.5%. The term loan is secured by the Company's accounts receivable and assignment of a $500,000 interest in a key-man life insurance policy that the Company maintains on its chief executive officer. Under the terms of both of these loans, the Company guaranteed repayment of the loans and shares held by the Trust but not allocated to participants were pledged as collateral. As a result, the outstanding trust debt under these loans is reflected as debt of the Company and the shares pledged as collateral against these loans is reported as "Unearned ESOP Shares" as a contra equity account. On July 13, 2000, the Company paid off this loan.

The terms of the subordinated promissory note call for 120 equal monthly payments of principal and interest of $6,217 at a 6.1% interest rate.

7.  CONTINGENCIES:

The Company is involved in various claims and legal actions incidental to its business. It is not possible at the present time to estimate the ultimate liability, if any, of the Company with respect to such litigation; however, management believes that any ultimate outcome will not have material effect on the Company's results of operations or financial position.

8.  STOCK OPTIONS:


The Company grants stock options to certain employees and directors. Options have vesting periods that range from immediate vesting at the date of grant to a period of one year after the date of grant. Options are generally exercisable up to 6 years after the date of grant. Exercise prices range from $0.0002 to $2.38 for options outstanding at October 31, 2000. The weighted average remaining contractual life for options outstanding at October 31, 2000, was 4.5 years.


A summary of the status of the Company's stock options for 2000 and 1999 and changes during the years then ended is presented in the table below:

                                                        2000                               1999
                                         --------------------------------    -------------------------------
                                                         Weighted Average                   Weighted Average
                                           Shares        Exercise Price      Shares         Exercise Price
                                           ------        --------------      ------         --------------
     Outstanding at beginning of year       185,300         $0.0002            185,300         $0.0002
     Granted                                      -                                  -
     Assumed in acquisition (see Note 2)     65,300         $2.2500                  -
     Lapsed/canceled                              -                                  -
                                         ----------                         ----------
                                            250,600         $0.5865            185,300         $0.0002
                                         ==========                         ==========
     Options exercisable at end of year     231,850                            185,300
                                         ==========                         ==========

SFAS No. 123 requires the Company to provide pro forma information regarding net income (loss) and earnings (loss) per share as if compensation cost for the Company's stock options had been determined in accordance with the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model. There were no options granted in 2000 and 1999. If the Company had adopted the provisions of SFAS No. 123, the impact on reported net income (loss) and earnings (loss) per share would be immaterial, therefore, no pro forma information is disclosed.

9.  RETIREMENT AND OTHER EMPLOYEE BENEFIT PLANS:

The Company has two 401(k) plans and an employee stock ownership plan. The Company's annual contribution to the 401(k) plans are discretionary, but may not exceed the amount permitted as deductible expense under the Internal Revenue Code. During 2000 and 1999, the Company did not make a contribution to these plans.

During fiscal 1994, the Company established a leveraged Employee Stock Ownership Plan ("ESOP") covering all employees who meet minimum age and length of service requirements (see Note 6). Under the terms of the plan, the Company makes cash contributions that may be no less than the required related debt service. The ESOP shares were initially pledged as collateral for its debt. Shares are released from collateral and allocated to participants, based on the portion of debt service paid, as the related debt is repaid. The Company accounts for its ESOP in accordance with SOP 93-6. The Company records, as compensation expense, the fair value, as determined in the independent stock valuation report, of shares released to participants, and the shares become outstanding for earnings-per-share computations. During 2000, the Company terminated the ESOP and paid off the related debt. During 2000 and 1999, the Company made cash contributions of $265,828 and $247,919, respectively, to the ESOP and recorded related compensation and interest expense of $992,356 and $11,578 in 2000 and $403,179 and $30,169 in 1999, respectively. Following is a summary of the ESOP shares at October 31, 2000 and 1999:

                                                        2000             1999
                                                     ----------       ----------

Allocated shares                                      2,201,800        1,760,350
Shares allocated during year                            468,700          441,450
Unreleased shares                                             -          468,700
                                                     ----------       ----------
           Total ESOP shares                          2,670,500        2,670,500
                                                     ==========       ==========

Fair value of unreleased shares                      $        -       $  430,000
                                                     ==========       ==========

10.  LEASE OBLIGATIONS:

The Company leases all of its office facilities under operating leases. Rental expense on these leases was $844,205 in 2000 and $595,058 in 1999.

The future minimum rental obligations for these leases are as follows:

              Year                                       Amount
           ----------                                  ----------
           2001                                        $  955,833
           2002                                           969,828
           2003                                           902,746
           2004                                           913,381
           2005                                           907,421
           Thereafter                                   3,621,721

11.  FEDERAL AND STATE INCOME TAXES:

In connection with the acquisition described in Note 2, the Company acquired net operating loss carryforwards originating from operating losses previously incurred at Greenstone. Due to the change in control that occurred as a result of the acquisition, the Internal Revenue Code established certain annual limitations on the amount of these net operating loss carryforwards that can be used by the Company to reduce its taxable income in any one given year. This annual limitation is approximately $138,000. These federal and state carryforwards expire in various years through 2019.

Valuation allowances are established, based on the weight of available evidence, when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The income tax provision consisted of the following:

                                                       2000               1999
                                                     --------           --------
Currently payable:
  Federal                                            $145,180           $ 85,113
  State                                                39,488              5,775
                                                     --------           --------
                                                      184,668             90,888
                                                     --------           --------
Deferred:
  Federal                                              31,033             18,673
  State                                                 9,212              4,367
                                                     --------           --------
                                                       40,245             23,040
                                                     --------           --------
                                                     $224,913           $113,928
                                                     ========           ========

The tax effect of significant temporary differences representing deferred tax assets (liabilities) as of October 31, 2000 and 1999, were as follows:

                                                          2000           1999
                                                       -----------     --------
Current deferred:
  Reserve for bad debts                                $    81,302     $ 38,000
  Charitable contribution carryover                         23,231            -
  Other                                                     11,994            -
  Valuation allowance                                      (23,231)           -
                                                       -----------     --------
                                                       $    93,296     $ 38,000
                                                       ===========     ========
Long-term deferred:
  Net operating loss carryforwards                     $ 1,285,852     $      -
  Deferred compensation                                    591,422       71,386
  Goodwill                                                 168,533            -
  Compensation expense related to stock options             44,961       44,961
  Property and equipment                                   (88,016)     (73,496)
  Valuation allowance                                   (1,872,883)           -
                                                       -----------     --------
                                                       $   129,869     $ 42,851
                                                       ===========     ========

The reconciliation of the U.S. statutory rate to the effective income tax rate is as follows:

                                                                                        2000          1999
                                                                                    ------------  ------------
     Provision for federal income taxes at the statutory rate                       $    (75,980) $     18,601
     State taxes, net of federal tax benefit                                              32,141         6,694
     Impact of nondeductible ESOP compensation expense                                   250,956        63,046
     Impact of nondeductible goodwill amortization                                        11,162         9,387
     Nondeductible travel and entertainment                                                5,739         9,975
     Other                                                                                   895         6,225
                                                                                    ------------  ------------
                                                                                    $    224,913  $    113,928
                                                                                    ============  ============

12.  SUPPLEMENTAL CASH FLOW DATA:

Interest and income taxes paid in 2000 and 1999 were as follows:

                                                                                          2000           1999
                                                                                       ----------     ----------
     Interest                                                                          $   48,256     $   63,273
     Income taxes                                                                         194,415         49,236

13.  ACCOUNTING STANDARDS NOT YET IMPLEMENTED:

The Company is required to adopt Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," and Emerging Issues Task Force Issue 99-19, "Reporting Revenue Gross as a Principal Versus Net as an Agent," in the fourth quarter of its fiscal year ending October 31, 2001. These pronouncements establish accounting and reporting standards requiring the recognition of revenue based on either the gross amount billed to a customer because it has earned revenue from the sale of goods or services or the net amount retained (that is, the amount billed to a customer less the amount paid to a supplier) because it has earned a commission or fee based on certain facts and circumstances. The Company has not yet quantified the impact, if any, of adopting these pronouncements on the consolidated financial statements nor has the Company determined the timing of their adoption.

14.  SUBSEQUENT EVENTS:

On November 13, 2000, the Company acquired all of the outstanding capital stock of Chameleon Design, Inc. ("Chameleon"), a Missouri corporation that specializes in interactive design and development, in exchange for 62,000 shares of its common stock. Under the terms of the acquisition agreement, the Company will issue an additional 61,680 shares of its common stock to the former Chameleon shareholders if Chameleon meets certain future revenue targets.

In November 2000, the Company purchased a 12% interest in The Communications in Business Group Limited, a London-based communications agency, for $80,674.

On January 16, 2001, the Company signed a stock purchase agreement to acquire all of the outstanding shares of CGT (UK) Limited, a London-based strategic marketing communications agency, in exchange for $475,000 in cash and up to 570,000 shares of common stock. The stock payout will be over two years, based on performance goals stipulated in the stock purchase agreement.

           KUPPER PARKER COMMUNICATIONS, INCORPORATED AND SUBSIDIARIES

             UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

           KUPPER PARKER COMMUNICATIONS, INCORPORATED AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                  (Unaudited)          (Audited)

                                                                                   July 31,            October 31,
                                                                                     2001                 2000
                                                                                     ----                 ----
ASSETS
    Current Assets
        Cash and cash equivalents                                                $  1,201,759        $  2,177,052
        Accounts receivable, net of allowance for bad debts
           of $247,749 and $208,355                                                 6,000,386           7,047,089
        Other current assets                                                          809,051           1,268,440
                                                                                 ------------        ------------
        Total Current Assets                                                        8,011,196          10,492,581
                                                                                 ------------        ------------

        Property and equipment, net of accumulated depreciation and
           amortization of $1,263,813 and $972,482                                  1,029,775           1,146,160
        Goodwill, net of accumulated amortization of
           $343,068 and $212,288                                                    3,143,812           2,669,883
        Investment in CiB                                                             153,973                   -
        Other assets                                                                  271,731             256,672
                                                                                 ------------        ------------
Total Assets                                                                     $ 12,610,487        $ 14,565,296
                                                                                 ============        ============

LIABILITIES AND STOCKHOLDERS' EQUITY
    Current Liabilities
        Current maturities of long-term debt                                     $     16,513        $     64,572
        Short-term bank borrowings                                                    725,000             550,000
        Accounts payable                                                            6,984,298           8,383,471
        Deferred revenue                                                              512,301             901,537
        Accrued expenses                                                              515,607             678,206
                                                                                 ------------        ------------
Total Current Liabilities                                                           8,753,719          10,577,786
                                                                                 ------------        ------------

    Noncurrent Liabilities
        Long-term debt, less current maturities                                       129,188             166,393
        Other long-term liabilities                                                 1,416,767           1,522,477
                                                                                 ------------        ------------
Total Noncurrent Liabilities                                                        1,545,955           1,688,870
                                                                                 ------------        ------------

Stockholders' Equity
        Common stock, $.10 stated value, 30,000,000 shares authorized;
             5,965,950 and 5,833,950 shares issued                                    596,595             583,395
        Paid-in capital                                                             3,272,570           2,964,520
        Retained earnings                                                            (938,957)           (637,317)
        Treasury stock, at average cost; 141,723 shares                              (611,958)           (611,958)
        Cumulative translation adjustment                                              (7,437)                  -
                                                                                 ------------        ------------
Total Shareholders' Equity                                                          2,310,813           2,298,640
                                                                                 ------------        ------------

Total Liabilities and Shareholders' Equity                                       $ 12,610,487        $ 14,565,296
                                                                                 ============        ============


     See accompanying notes to condensed consolidated financial statements.

           KUPPER PARKER COMMUNICATIONS, INCORPORATED AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                   (UNAUDITED)

                                                             FOR THREE MONTHS ENDED JULY 31,
                                                             -------------------------------

                                                                 2001              2000
                                                                 ----              ----

REVENUES                                                     $ 3,076,615        $ 3,000,599
                                                             -----------        -----------

OPERATING EXPENSES:
  Salaries and Benefits                                        2,473,760          2,927,615

  Office and General                                             954,443            622,599
                                                             -----------        -----------

  Total Operating Expenses                                     3,428,203          3,550,214
                                                             -----------        -----------

  Operating Income (Loss)                                       (351,588)          (549,615)

OTHER INCOME (EXPENSE):
  Interest income                                                  5,692             28,252
  Interest expense                                               (19,246)            (8,143)
                                                             -----------        -----------
                                                                 (13,554)            20,109
                                                             -----------        -----------

  Pretax Income (Loss)                                          (365,142)          (529,506)

PROVISION FOR TAXES                                             (120,829)           (26,399)
                                                             -----------        -----------

NET INCOME (LOSS)                                            $  (244,313)       $  (503,107)
                                                             ===========        ===========

BASIC AND DILUTED EARNINGS
(LOSS) PER SHARE                                             $     (0.04)       $     (0.10)
                                                             ===========        ===========



     See accompanying notes to condensed consolidated financial statements.

           KUPPER PARKER COMMUNICATIONS, INCORPORATED AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                   (UNAUDITED)


                                                             FOR NINE MONTHS ENDED JULY 31,
                                                             ------------------------------

                                                                  2001            2000
                                                                  ----            ----

REVENUES                                                      $  9,955,374    $  9,051,211
                                                              ------------    ------------

OPERATING EXPENSES:
   Salaries and Benefits                                         7,683,230       7,722,251

   Office and General                                            2,669,969       1,681,223
                                                              ------------    ------------

   Total Operating Expenses                                     10,353,199       9,403,474
                                                              ------------    ------------

   Operating Income (Loss)                                        (397,825)       (352,263)

OTHER INCOME (EXPENSE):
       Interest income                                              50,405          74,685
       Interest expense                                            (51,297)        (29,252)
                                                              ------------    ------------
                                                                      (892)         45,433
                                                              ------------    ------------

       Pretax Income (Loss)                                       (398,717)       (306,830)

PROVISION FOR TAXES
                                                                   (97,077)        185,529
                                                              ------------    ------------

NET INCOME (LOSS)                                             $   (301,640)   $   (492,359)
                                                              ============    ============

BASIC AND DILUTED EARNINGS
(LOSS) PER SHARE                                              $      (0.05)   $      (0.10)
                                                              ============    ============


     See accompanying notes to condensed consolidated financial statements.

           KUPPER PARKER COMMUNICATIONS, INCORPORATED AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   (UNAUDITED)

                                                                                         FOR THE NINE MONTHS ENDED JULY 31,
                                                                                         ----------------------------------

                                                                                            2001                     2000
                                                                                            ----                     ----

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)                                                                       $  (301,640)            $  (492,359)
Adjustments to reconcile net income (loss) to net cash (used) provided by operating activities
Depreciation and amortization                                                               422,041                 189,078
  Provision for bad debts                                                                   114,137                 127,737
  Shares earned and released by ESOP in excess of cost                                            -                 992,356
Changes in assets - (increase) decrease
  Accounts receivable                                                                     1,244,929               2,708,566
  Other current assets                                                                      513,743                  96,510
  Other assets                                                                              (15,059)                (18,046)
Changes in liabilities - increase (decrease)
  Accounts payable                                                                       (1,538,698)             (1,652,662)
  Deferred revenue                                                                         (389,236)                319,410
  Accrued expenses                                                                         (213,687)               (153,735)
  Other non-current liabilities                                                            (144,260)                (30,855)
  Other                                                                                     (67,840)                    171
                                                                                   -----------------     -------------------
Net Cash (Used) Provided by Operating Activities                                           (375,570)              2,086,171
                                                                                   -----------------     -------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment                                                         (117,881)                (99,382)
Purchase of 12% interest in CiB                                                            (153,973)                      -
Acquisition of Chameleon Design, Inc.                                                       (13,632)                      -
Acquisition of CGT                                                                         (397,802)                      -
                                                                                   -----------------     -------------------
Net Cash Used By Investing Activities                                                      (683,288)                (99,382)
                                                                                   -----------------     -------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of long-term debt                                                                  (85,264)               (299,473)
Purchase of treasury shares                                                                       -                (125,225)
Proceeds from issuance of common stock                                                            -                 260,000
Proceeds from short-term bank borrowings                                                    725,000                       -
Payments of short-term bank borrowings                                                     (550,000)                      -
                                                                                   -----------------     -------------------
Net Cash Provided by Investing Activities                                                    89,736                (164,698)
                                                                                   -----------------     -------------------

Impact of foreign currency on cash                                                           (6,171)                      -
                                                                                   -----------------     -------------------

Net Increase (Decrease) in Cash and Cash Equivalents                                       (975,293)              1,822,091

Cash and cash equivalents, at beginning of period                                         2,177,052                 538,783
                                                                                   -----------------     -------------------

Cash and cash equivalents, at end of period                                             $ 1,201,759             $ 2,360,874
                                                                                   =================     ===================


     See accompanying notes to condensed consolidated financial statements.

           KUPPER PARKER COMMUNICATIONS, INCORPORATED AND SUBSIDIARIES


              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  JULY 31, 2001


     1. These unaudited interim financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is therefore suggested that these unaudited interim financial statements be read in conjunction with the company's audited financial statements and notes thereto for the fiscal year ended October 31, 2000 included elsewhere in this Form SB-1. Results of operations for interim periods are not necessarily indicative of annual results.

     2. These statements reflect all adjustments consisting of normal recurring accruals, which, in the opinion of management, are necessary for a fair presentation of the Company's financial position and results of operations and cash flows for the periods presented.

     3. The Company classifies its accumulated other comprehensive income, which is comprised solely of foreign currency translation adjustments, as a separate component of stockholders' equity. Total comprehensive income for the three- and nine-month periods ended July 31, 2001 and 2000 are as follows:


                                                            Three Months Ended            Nine Months Ended
                                                                 July 31,                      July 31,
                                                            ------------------           ------------------
                                                             2001          2000          2001          2000
                                                         ------------  ------------  ------------  -------------
          Net income (loss)                              $  (244,313)   $ (503,107)   $ (301,640)    $ (492,359)
          Foreign currency translation                        (7,437)           --        (7,437)            --
                                                         ------------  ------------  ------------  -------------
          Comprehensive income (loss)                    $  (251,750)   $ (503,107)   $ (309,077)    $ (492,359)
                                                         ============  ============  ============  =============


     4. A reconciliation of shares used in calculating basic and diluted earnings per share is as follows:


                                                            Three Months Ended            Nine Months Ended
                                                                 July 31,                      July 31,
                                                            ------------------            -----------------
                                                              2001         2000          2001          2000
                                                         ------------- ------------  ------------- -------------
        Basic                                               5,824,227     5,055,408    5,793,458     4,827,606
        Effect of assumed conversion of employee                  N/A           N/A          N/A           N/A
        stock options
        Diluted                                                   N/A           N/A          N/A           N/A


    5. Effective September 29, 2000, Greenstone Roberts Advertising, Inc. (Greenstone), legally acquired all of the outstanding common stock of Kupper Parker Communications, Incorporated (Kupper Parker) by exchanging 5,073,950 newly issued shares of common stock for all of the 931 outstanding shares of common stock of Kupper Parker. The resulting exchange ratio was 5,450 shares of Greenstone common stock to 1 share of Kupper Parker common stock. In connection with the acquisition, the Company bought back 300,000 shares of common stock from Greenstone's original stockholders for $1,350,000 and changed its name to that of the Company, Kupper Parker Communications, Incorporated. As a result, the former stockholders of Kupper Parker assumed ownership of approximately 89% of the outstanding common stock of Greenstone. The purchase price consisted of $1,350,000, (excluding cash acquired of $1,118,000) $806,000 of equity, and $158,000 of acquisition costs.

         Although Greenstone was the legal acquirer, Kupper Parker was the acquirer for accounting purposes because the former Kupper Parker stockholders obtained a controlling voting interest in Greenstone as a result of this "reverse acquisition." The acquisition was accounted for using the purchase method of accounting whereby the purchase price was allocated to the assets acquired and liabilities assumed based on their relative fair values, including amounts assigned to other long-term liabilities related to employment agreements with several former Greenstone employees of approximately $1.4 million. Goodwill of approximately $2.5 million was recorded representing the excess of the purchase price over the fair value of the assets acquired and liabilities assumed and is being amortized over 20 years.

         The accompanying consolidated financial statements include the results of operations of Greenstone from the date of acquisition. Because Greenstone is considered the legal acquirer, the accompanying consolidated financial statements include amounts related to the legally issued shares of common stock and treasury stock of Greenstone. As such, common stock, treasury stock, paid-in capital, stock option information and earnings (loss) per share have been retroactively restated to reflect the exchange ratio established in the transaction for all periods presented.

         The following information reflects unaudited pro forma operating results for the three and nine months ended July 31, 2000 assuming that the acquisition of Greenstone was consummated on November 1, 1999.


                                                     Three Months Ended      Nine Months Ended
                                                       July 31, 2000           July 31, 2000
                                                       -------------           -------------



        Revenues                                        $ 3,647,622             $ 11,418,024
        Loss before taxes                                  (902,470)                (890,922)
        Net loss                                           (750,572)                (890,922)
        Basic and diluted net loss per share                  (0.13)                   (0.16)



           The unaudited pro forma financial information has been presented for comparative purposes only and does not purport to be indicative of the results of operations that would have actually resulted had the acquisition of Greenstone occurred on November 1, 1999, or which may result in the future.

6.       RECENT ACCOUNTING PRONOUNCEMENTS

         In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. Under SFAS No. 142, goodwill and other intangible assets with indefinite lives are no longer amortized, but are reviewed for impairment on an annual basis, unless impairment indicators arise sooner. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their estimated useful lives, but with no maximum life. The amortization provisions of SFAS No. 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. Goodwill and intangible assets acquired on or prior to June 30, 2001 is required to be accounted for under SFAS No. 142 beginning on November 1, 2002, unless adopted earlier on November 1, 2001. The Company is currently evaluating the effect that the adoption of the provisions of SFAS Nos. 141 and 142 will have on our results of operations and financial position.

                      CONSOLIDATED FINANCIAL STATEMENTS OF
               GREENSTONE ROBERTS ADVERTISING, INC. AND SUBSIDIARY

                         AS OF OCTOBER 31, 1999 AND 1998

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS









Shareholders and Board of Directors
Greenstone Roberts Advertising, Inc.


We have audited the accompanying consolidated balance sheets of Greenstone Roberts Advertising, Inc. and subsidiary as of October 31, 1999 and 1998 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Greenstone Roberts Advertising, Inc. and subsidiary at October 31, 1999 and 1998 and the consolidated results of their operations and their cash flows for each of the two years then ended, in conformity with generally accepted accounting principles.

                                                  /s/ BDO Seidman, LLP



Melville, New York
January 10, 2000

               GREENSTONE ROBERTS ADVERTISING, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS


                                                                                        OCTOBER 31,
                                                                                   1999                  1998
                                                                                   ----                  ----
ASSETS
   CURRENT ASSETS
      Cash and cash equivalents                                                 $ 1,985,070           $ 1,753,681
      Accounts receivable, net of allowance for bad debts
         of $998,723 in 1999 and $986,723 in 1998                                 4,035,734             3,797,631
      Billable production orders in process, at cost                                126,413               249,858
      Other current assets                                                          116,886                73,487
                                                                                -----------           -----------
      TOTAL CURRENT ASSETS                                                        6,264,103             5,874,657

      Furniture, equipment and leasehold improvements,
         less accumulated depreciation and amortization                             632,141               761,119
      Deferred income taxes                                                         194,120               194,120
      Cost in excess of net assets acquired and other assets, net of accumulated amortization of $97,041 in 1999 and
         $80,323 in 1998                                                              2,257                18,977
                                                                                -----------           -----------
   TOTAL ASSETS                                                                 $ 7,092,621           $ 6,848,873
                                                                                ===========           ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
   CURRENT LIABILITIES
        Accounts payable and accrued liabilities                                $ 4,834,686           $ 4,637,295
   TOTAL CURRENT LIABILITIES                                                    -----------           -----------
                                                                                  4,834,686             4,637,295

   Other liabilities                                                                 94,070                52,450
                                                                                -----------           -----------
   TOTAL LIABILITIES                                                              4,928,756             4,689,745

   COMMITMENTS AND CONTINGENCIES (NOTE 9)

   SHAREHOLDERS' EQUITY
    Preferred stock, $1.00 par value, 1,000,000 shares
        Authorized, no shares issued or outstanding                                       -                     -
    Common stock, $.10 par value, 3,000,000 shares
        authorized, 1,060,000 shares issued                                         106,000               106,000
    Additional paid-in capital                                                    3,343,793             3,600,692
    Accumulated deficit                                                            (673,969)             (179,956)
    Less: treasury stock, 141,723 and 316,723 shares at cost                       (611,959)           (1,367,608)
                                                                                -----------           -----------
TOTAL SHAREHOLDERS' EQUITY                                                        2,163,865             2,159,128
                                                                                -----------           -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      $ 7,092,621           $ 6,848,873
                                                                                ===========           ===========


           See accompanying notes to consolidated financial statements

               GREENSTONE ROBERTS ADVERTISING, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS





                                                                         For the years ended October 31,
                                                                           1999                 1998
                                                                           ----                 ----

Commissions and fees                                                  $ 3,877,996             $ 5,651,599

Expenses:
   Salaries and employee-related expenses                               2,894,914               3,961,639
   Office and general expenses                                          1,535,595               2,343,506

                                                                      -----------             -----------
                                                                        4,430,509               6,305,145
                                                                      -----------             -----------
                                                                         (552,513)               (653,546)

Interest income                                                            58,500                  79,647
Equity in operations and provision for loss on
  amounts due from investee company                                             -                (378,102)
                                                                      -----------             -----------

Loss before income taxes                                                 (494,013)               (952,001)

Federal income tax benefit                                                      -                  13,153
                                                                      -----------             -----------

Net Loss                                                              $  (494,013)            $  (938,848)
                                                                      ===========             ===========

Net loss per common share-basic and diluted                           $     (0.61)            $     (1.26)
                                                                      ===========             ===========
Weighted average common shares outstanding-
 Basic and diluted                                                        812,813                 743,277
                                                                      ===========             ===========







          See accompanying notes to consolidated financial statements.

               GREENSTONE ROBERTS ADVERTISING, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  FOR THE YEARS ENDED OCTOBER 31, 1999 AND 1998



                                     Common Stock            Additional                         Treasury Stock
                                     ------------             Paid-in        Retained           --------------
                                Shares          Amount        Capital        Earnings       Shares         Amount         Total
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
BALANCE - OCTOBER 31, 1997      1,060,000    $   106,000    $ 3,600,692    $   758,892        316,723    $(1,367,608)   $ 3,097,976

     Net loss                           -              -              -       (938,848)             -              -       (938,848)
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
BALANCE - OCTOBER 31, 1998      1,060,000        106,000      3,600,692       (179,956)       316,723     (1,367,608)     2,159,128

     Treasury stock issued                                     (256,899)                     (175,000)       755,649        498,750

     Net loss                                                                 (494,013)                                    (494,013)
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
BALANCE - OCTOBER 31, 1999      1,060,000    $   106,000    $ 3,343,793    $  (673,969)       141,723    $  (611,959)   $ 2,163,865
                              ===========    ===========    ===========    ===========    ===========    ===========    ===========




          See accompanying notes to consolidated financial statements.

               GREENSTONE ROBERTS ADVERTISING, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             FOR THE YEARS ENDED OCTOBER 31,
                                                                               1999                   1998
                                                                               ----                   ----
OPERATING ACTIVITIES:
Net loss                                                                  $  (494,013)            $  (938,848)
Adjustments to reconcile net loss to net cash
   used in operating activities:
      Depreciation and amortization                                           229,940                 354,223
      Provision for amounts due from investee company
         and equity in operations                                                   -                 378,102
      Provision for bad debts                                                  12,000                       -

Changes in operating assets and liabilities:
      Accounts receivable                                                    (250,103)                356,991
      Billable production orders in process, at cost                          123,445                 245,854
      Recoverable income taxes and other current assets                       (43,399)                 48,122
      Other assets                                                                  -                  12,311
      Accounts payable and accrued liabilities                                239,011              (1,128,069)
                                                                          -----------             -----------

      Net cash used in operating activities                                  (183,119)               (671,314)
                                                                          -----------             -----------

      INVESTING ACTIVITIES:
      Purchases of furniture, equipment and leasehold
           improvements                                                       (84,242)               (438,443)
      Advances to investee company, net                                             -                (125,932)
                                                                          -----------             -----------

      Net cash used in investing activities                                   (84,242)               (564,375)
                                                                          -----------             -----------

      FINANCING ACTIVITIES:
      Sale of treasury stock                                                  498,750                       -
                                                                          -----------             -----------
      Net cash provided by financing activities                               498,750                       -
                                                                          -----------             -----------

      Net increase (decrease) in cash and cash equivalents                    231,389              (1,235,689)

      Cash and cash equivalents at beginning of year                        1,753,681               2,989,370
                                                                          -----------             -----------

      Cash and cash equivalents at end of year                            $ 1,985,070             $ 1,753,681
                                                                          ===========             ===========

SUPPLEMENTAL NON CASH ACTIVITY:
In 1998, Notes Payable, which related to an acquisition, totaling $250,000 were written off against related goodwill


           See accompanying notes to consolidated financial statements

               GREENSTONE ROBERTS ADVERTISING, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Greenstone Roberts Advertising, Inc. and its wholly-owned subsidiary, Greenstone Roberts Advertising Florida, Inc. ("Florida"), (collectively the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Business:

The Company is a full service advertising agency which analyzes and provides advertising for its clients, and plans and creates advertising for dissemination through various media such as television, radio, newspapers, magazines and billboards. The Company operates in only one segment.

Recognition of Commission and Fee Revenue

Substantially all revenues are derived from commissions for placement of advertisements in various media and fees for production of advertisements and marketing materials. Such revenues are recognized as earned. Billings are generally rendered upon insertion date for media and as costs are incurred for production. Fee revenue is recognized when services are rendered. Accounts receivable include both the income recognized, as well as the actual media and production costs which are paid for by the Company and rebilled to clients at the Company's cost plus agreed upon commissions.

Concentration of Credit Risk

The Company provides advertising and marketing services to a wide range of clients who operate in many industry sectors and are principally located in the Northeast. The Company grants credit to all qualified clients and generally does not require collateral. The Company does not believe it is exposed to any undue concentration of credit risk to any significant degree.
(see Note 7.)

Reclassifications

Certain amounts as previously reported have been reclassified to conform to current year classifications.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents, including commercial paper, certificates of deposit and money market mutual funds. Cash equivalents as of October 31, 1999 and 1998 were approximately $1,985,000 and $1,750,000, respectively.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method, over the estimated useful lives of the related assets as follows:

                  Furniture                          5 - 7 years
                  Equipment                          5 - 7 years
                  Leasehold improvements             Lease term or useful life, whichever is shorter

Long Lived Assets

Long-lived assets, such as property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When such an impairment exists, the related assets will be written down to fair value. No impairment losses have been necessary through October 31, 1999.

Income Taxes

The Company accounts for income taxes on the liability method. Under the liability method, deferred income taxes are provided on the differences in bases of assets and liabilities between financial reporting and tax returns using enacted tax rates.

Earnings (Loss) Per Share

Basic earnings (loss) per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options. For fiscal 1999 and 1998, all options outstanding were anti-dilutive. These options expire in 2005.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles required the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary.

Stock-based Compensation

The Company accounts for its stock option awards under the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company makes pro forma disclosures of net income (loss) and earnings (loss) per share as if the fair value based method of accounting had been applied as required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses are reasonable estimates of their fair value because of the short maturity of these items.

2. INVESTMENT IN INVESTEE COMPANY:


On August 8, 1996, the Company acquired a 49% interest in the Gothard Group, Inc., a Miami-based public relations agency. The Company merged its existing public relations business and its Hispanic Division into the Gothard Group, Inc. and renamed the new company Gothard/Greenstone Roberts, Inc. ("Gothard"). The Company accounted for its interest in Gothard using the equity method of accounting. The excess of the purchase price over the net assets of the acquired interest was being amortized over ten years.

In July 1998 the Company filed a lawsuit against Gothard seeking among other things, damages under a certain management agreement and repayment of certain loans made by the Company to Gothard. (See note 9). In December 1998, Gothard filed for Chapter 7 bankruptcy protection and all assets were placed in trust. During 1998, the Company advanced Gothard approximately $126,000 ($75,000 of which represented the payment of an outstanding bank loan for which the Company was a guarantor). In connection with Gothard filing for Chapter 7, the Company fully reserved approximately $126,000 of accounts receivable and $186,000 of advances due from Gothard at October 31, 1998. Also, for the year ended October 31, 1998, the Company recorded an equity loss of $66,258 representing its proportionate share of Gothard's losses up to the Company's remaining investment in Gothard. No additional loss of Gothard will be recognized as the Company has no plans to support the operations of Gothard.

3. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:


Furniture, equipment and leasehold improvements are summarized as follows:

                                                                  October 31,             October 31,
                                                                    1999                     1998
                                                                    ----                     ----
Office equipment                                                $ 1,613,469              $ 1,584,159
Furniture and fixtures                                              182,083                  172,596
Leasehold improvements                                              324,902                  279,456

                                                                -----------              -----------
                                                                  2,120,454                2,036,211

Less accumulated depreciation and amortization                   (1,488,313)              (1,275,092)
                                                                -----------              -----------
                                                                $   632,141              $   761,119
                                                                ===========              ===========

Depreciation expense totaled approximately $213,000 and $387,000 for the years ended October 31, 1999 and 1998, respectively.

4. LINE OF CREDIT AGREEMENT:

The Company has available a $500,000 line of credit with a bank, which expires April 30, 2000. Borrowings against this line bear interest at the prime rate, as defined. The prime rate approximated 8.0% at October 31, 1999. The Company did not have any amounts outstanding to the bank at October 31, 1999. The Company intends to renew its line of credit in April 2000.

5. INCOME TAXES:

As a result of losses from operations, the Company has available a Federal net operating loss carryforward of approximately $1,265,000 which expires in various years through 2019, a New York State net operating loss carryforward of approximately $972,000 which expires in various years through 2018, and a Florida state net operating loss carryforward of approximately $2,007,000 which expires in various years through 2018.

The components of the Company's net deferred tax assets are as follows:

                                                                   October 31,        October 31,
                                                                       1999               1998
                                                                       ----               ----
Deferred tax liability:
     Fixed assets                                                 $   (23,000)        $    (9,000)
     Other                                                                  -             (24,000)
                                                                  -----------         -----------
         Total deferred tax liability                                 (23,000)            (33,000)
                                                                  -----------         -----------

Net Deferred tax assets:
     Net operating loss carryforwards                                 487,000             344,000
     Accounts receivable reserves                                     456,000             452,000
     Amortization of excess of purchase price
        over net assets acquired                                      169,000             141,120
     Other                                                             33,120                   -
                                                                  -----------         -----------
         Total deferred tax assets                                  1,145,120             937,120
                                                                  -----------         -----------
Valuation allowance for deferred tax assets                          (928,000)           (710,000)
                                                                  -----------         -----------
Net deferred tax assets                                           $   194,120         $   194,120
                                                                  ===========         ===========

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The following table reconciles the Federal statutory rate to the Company's effective rate:

                                                        October 31,        October 31,
                                                           1999               1998
                                                           ----               ----
(Benefit)provision for Federal income
   taxes at the statutory rate                             (34.0)%            (34.0)%
State income taxes, net of Federal
   Income tax benefit                                       (4.5)                 -
Non-deductible expenses                                      1.0                2.7
Other                                                          -                1.1
Increase in valuation allowance                             37.5               28.8
                                                      ----------         ----------
                                                               -%              (1.4)%
                                                      ==========         ==========

Income taxes paid during the years ended October 31, 1999 and 1998 were approximately $0 and $10,000, respectively.

6. SAVINGS PLAN:

The Company maintains a 401(k) Savings Plan ("Savings Plan") that covers all employees with one or more years of service. The Company matches employee contributions utilizing a percentage determined at the discretion of management. Such percentage was 15% of employee contributions for the years ended October 31, 1999 and 1998. The Company's matching contribution to the Savings Plan was approximately $14,000 and $17,000 for the years ended October 31, 1999 and 1998, respectively.

7. SIGNIFICANT CUSTOMERS:

For the year ended October 31, 1999, five customers represented 17%, 17%, 12%, 11% and 11% of the Company's revenues. For the year ended October 31, 1998, revenues from four customers represented 19%, 16%, 13% and 12% of the Company's revenues. For the year ended October 31, 1999, two customers represented 50% and 28% of the Company's Accounts Receivable. For the year ended October 31, 1998 three customers represented 26%, 25% and 21% of the Company's Accounts Receivable.

 8.  STOCK OPTION PLAN:

In December 1988, the Board of Directors approved the adoption of the 1988 Stock Option Plan (the "Plan"). The Plan was amended in 1990 to increase the number of common shares reserved for issuance to key employees, including officers and directors who are also employees, from 60,000 to 90,000 shares. All options are granted at no less than 100% of the fair market value on the date of grant.

Options expire from two to six years from the date of grant, and are exercisable one year from the date of grant. Options that are unexercised are canceled immediately if the holder ceases to be an employee of the Company.

At a meeting on January 26, 1998, the Board of Directors elected to amend the Plan to permit the granting of stock options to non-employee directors. In addition, the Board of Directors voted to issue 4,000 shares of common stock to each of the non-employee directors. The fair value of the options granted was not material. The Board also voted to grant to all members of the Board of Directors who are not employees of the Company an additional 2,000 options to purchase shares of stock of the Company on each anniversary that such individual is a member of the Board of Directors. The amendment of the Company's Stock Option Plan to provide for the issuance of the Stock Options to non-employee members of the Board of Directors was voted upon and approved at the Company's annual meeting on April 8, 1998.

The following table summarizes stock option activity:

                                                                                             Shares          Weighted-Average
                                                                                          Under Option         Exercise Price
                                                                                          ------------         --------------
BALANCE, October 31, 1997 at exercise price of $2.25                                        76,850              $   2.25

             Options canceled at exercise price of $2.25                                   (20,600)             $   2.25
             Options granted at exercise price of $2.75                                     12,300              $   2.75
                                                                                          --------              --------


BALANCE, October 31, 1998 at exercise prices from $2.25 to $2.75                            68,550              $   2.34

             Options canceled at exercise price of $2.75                                      (300)             $   2.75
             Options canceled at exercise price of $2.25                                    (4,000)             $   2.25
             Options granted at exercise price of $1.28                                      2,500              $   1.28
             Options granted at exercise price of $1.00                                     15,000              $   1.00

                                                                                          ========              ========
BALANCE, October 31, 1999 at exercise prices                                                81,750              $   2.05
                                                                                          ========              ========

The weighted-average fair value of options granted during the years ended October 31, 1999 and 1998 was $0.46 and $1.52, respectively. At October 31, 1999 and 1998, 8,250 and 21,450 shares respectively were available for grant.

The following table summarizes information about stock options outstanding at October 31, 1999:

                                                  Options Outstanding                          Options Exercisable
                ----------------------------------------------------------------        -----------------------------------
Exercise        Number outstanding                 Weighted average                            Number exercisable
prices              at 10/31/99                remaining contractual life                          at 10/31/99
$ 2.25                 52,250                                          3.75                             52,250
$ 2.75                 12,000                                          4.33                             12,000
$ 1.281                 2,500                                          5.00                              2,500
$ 1.00                 15,000                                          5.50                                --
----------------------------------------------------------------------------------------------------------------------------
                       81,750                                          4.19                             66,750

SFAS No. 123,"Accounting for Stock-Based Compensation," requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants;dividend yield of zero for both years; expected volatility of 46.0% in 1999 and 58.0% in 1998; risk-free interest rates of ranging from 4.5% to 5.5% in 1999 and 5.45% in 1998; and expected lives of five years for both years.

Under the accounting provisions of SFAS No. 123, the Company's net income (loss) and earning (loss) per share would have been reduced to the pro forma amounts indicated below:

                                                     1999                 1998
----------------------------------------------------------------------------------------
Net income (loss)
         As reported                           $  (494,013)           $  (938,848)
         Pro forma                                (502,013)              (959,000)
Net income (loss) per common
         share-basic and diluted
         As reported                           $     (0.61)           $     (1.26)
         Pro forma                                   (0.62)                 (1.29)


9. COMMITMENTS AND CONTINGENCIES:

Leases

At October 31, 1999, the Company was committed under operating leases, principally for office space, through fiscal 2008.

Rent expense was approximately $364,000 and $605,000, for the years ended October 31, 1999 and 1998, respectively. Future minimum rents under the remaining terms of existing operating leases are as follows:

                                           Fiscal
                                           ------
                                            2000                     $  284,136
                                            2001                     $  299,658
                                            2002                     $  335,163
                                            2003                     $  342,606
                                            Thereafter               $1,887,003

Employment Agreements

Effective January 1, 1998, the Company renewed its employment agreement with its chief executive officer. The agreement provides for annual compensation of $275,000 and incentive compensation of an amount equivalent to 10% of income before provision for income taxes and expires on December 31, 2000. The agreement provides for, upon termination, a one time payment equal to the current annual salary then being paid for a one year non-compete agreement.

In December 1999, the Company and its President agreed that his employment will be on an "at will" basis, with a salary of $225,000 and fringe benefits, as defined. The Company or the employee may terminate such employee's employment with 30 days written notice upon which time a lump sum payment of $225,000 will be paid.

Consulting Agreement

On June 9, 1999 a third party purchased 175,000 of the Company's common shares for the sum of $498,750. The shares were sold from the Company's existing treasury stock. At the same time, the Company entered into a consulting agreement with such third party, for a term of four years, at a fee of $50,000 per annum.

Litigation

Various claims, suits and complaints arise in the ordinary course of the Company's business. In the opinion of the Company, all such pending matters are without merit, covered by insurance or of such kind, or involve such amounts, as would not have a material adverse effect on the financial statements of the Company if disposed of unfavorably.

In June 1997, a former client of the Company filed a civil claim against the Company and Gothard. The former client sought, among other remedies, to be relieved of its obligation to pay outstanding bills due and owing the Company and to collect damages. The Company and Gothard filed a counterclaim against the former client seeking payment of amounts due for advertising and public relations services and expenses. Accordingly, related accounts receivable were reserved for at October 31, 1997. In February 1998, the Company obtained judgment against the former client in the total amount of $1,196,000. Efforts to collect the judgment have, thus far, been unsuccessful. On September 20, 1999 the former client filed for Chapter 7 Bankruptcy in United States Bankruptcy Court, Middle District of Florida, Tampa Division. The Company is filing its claim as a creditor with the bankruptcy trustee.

Greenstone Roberts Advertising Florida, Inc., a wholly-owned subsidiary of the Company, The Gothard Group d/b/a Gothard/Greenstone Roberts, an entity which is 49% owned by Greenstone Roberts Advertising Florida, Inc. and Ronald Greenstone, Chairman of the Board, Chief Executive Officer and Director of the Company were named defendants in litigation filed by Barbara W. Gothard in Circuit Court in Miami-Dade County, Florida on April 21, 1998. The action arises from a dispute between the Company and Barbara Gothard concerning the management and operation of the Gothard Group. The action seeks, among other things, the dissolution of and the appointment of a receiver over the Gothard Group, an accounting, injunctive relief and damages. The Company is vigorously defending the claims against it and this case has been consolidated, under court order, with an earlier filed action between Greenstone Roberts Florida, Inc. against The Gothard Group and Barbara W. Gothard in which the Company seeks, among other things, damages for breaches of contract and breaches of fiduciary duty. Written discovery has commenced and each side has filed motions to dismiss, which have not yet been heard by the Court. Pursuant to the agreement of the parties, the Court has appointed a receiver for The Gothard Group. On December 15, 1998, a Chapter 7 bankruptcy was filed on behalf of The Gothard Group, Inc. by Barbara Gothard and a bankruptcy trustee has been appointed. Management believes that the outcome of such litigation will not have a material adverse effect on its financial condition or annual results of operations.

Barbara Gothard, The Gothard Group, Inc., d/b/a Gothard/Greenstone Roberts were named defendants in litigation filed by Centurion Capital Corp in Circuit Court in Miami-Dade County Florida on April 29, 1998. This action asserts a claim against the defendants in the amount of approximately $60,000 based on alleged claims of breach of contract, money lent, conversion and account stated. The Company is vigorously defending the claims. Management believes that the outcome of such litigation will not have a material effect on its financial condition or annual results of operations.

               GREENSTONE ROBERTS ADVERTISING, INC. AND SUBSIDIARY

              UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                          AS OF JULY 31, 2000 AND 1999

               GREENSTONE ROBERTS ADVERTISING, INC. AND SUBSIDIARY
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                                (UNAUDITED)             (AUDITED)

                                                                                                  JULY 31,             OCTOBER 31,
                                                                                                    2000                   1999
                                                                                                    ----                   ----
ASSETS
    CURRENT ASSETS
       Cash and cash equivalents                                                                 $ 1,261,096            $ 1,985,070
       Accounts receivable, net of allowance for bad debts
of $21,000 in 2000 and $998,723 in 1999                                                            2,053,844              4,035,734
       Billable production orders in process, at cost                                                172,456                126,413
       Other current assets                                                                           63,336                116,886
                                                                                                 -----------            -----------
       TOTAL CURRENT ASSETS                                                                        3,550,732              6,264,103

        Furniture, equipment and leasehold  improvements, less
           accumulated depreciation and amortization of
           $716,004 in 2000 and $1,488,313 in 1999                                                   527,828                632,141
        Deferred income taxes                                                                        194,120                194,120
        Other assets                                                                                 113,625                  2,257
                                                                                                 -----------            -----------
TOTAL ASSETS                                                                                     $ 4,386,305            $ 7,092,621
                                                                                                 ===========            ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
    CURRENT LIABILITIES
        Accounts payable and accrued liabilities                                                 $ 2,540,437            $ 4,834,686
                                                                                                 -----------            -----------
TOTAL CURRENT LIABILITIES                                                                          2,540,437              4,834,686
                                                                                                 -----------            -----------

             Other liabilities                                                                       123,255                 94,070
                                                                                                 -----------            -----------
TOTAL LIABILITIES                                                                                  2,663,692              4,928,756



SHAREHOLDERS' EQUITY

        Preferred stock, $1.00 par value, 1,000,000 shares
               authorized, no shares issued or outstanding                                              --                     --
        Common stock, $.10 par value, 30,000,000 shares
               authorized, 1,060,000 shares issued                                                   106,000                106,000
        Additional paid-in capital                                                                 3,343,793              3,343,793
        Accumulated deficit                                                                       (1,115,221)              (673,969)
        Less: treasury stock, 141,723 shares at cost                                                (611,959)              (611,959)
                                                                                                 -----------            -----------
TOTAL SHAREHOLDERS' EQUITY                                                                         1,722,613              2,163,865
                                                                                                 -----------            -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                       $ 4,386,305            $ 7,092,621
                                                                                                 ===========            ===========


     See accompanying notes to condensed consolidated financial statements.

               GREENSTONE ROBERTS ADVERTISING, INC. AND SUBSIDIARY

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                   (UNAUDITED)


                                                                 FOR THREE MONTHS ENDED JULY 31,      FOR NINE MONTHS ENDED JULY 31,
                                                                 -------------------------------      ------------------------------

                                                                     2000              1999               2000              1999
                                                                     ----              ----               ----              ----
COMMISSIONS AND FEES                                              $   647,023       $   700,643       $ 2,366,813       $ 2,870,958
                                                                  -----------       -----------       -----------       -----------

EXPENSES:
       Salaries and employee related expenses                         661,906           722,445         1,858,611         2,294,439

       Office and general expenses                                    328,242           381,538         1,010,749         1,150,927
                                                                  -----------       -----------       -----------       -----------

       Total operating expenses                                       990,148         1,103,983         2,869,360         3,445,366
                                                                  -----------       -----------       -----------       -----------

Loss from operations                                                 (343,125)         (403,340)         (502,547)         (574,408)

Interest income                                                        18,197            13,627            61,295            42,070
                                                                  -----------       -----------       -----------       -----------

LOSS BEFORE INCOME TAXES                                             (324,928)         (389,713)         (441,252)         (532,338)

                                                                  -----------       -----------       -----------       -----------
Provision for income taxes                                               --                --                --                --
                                                                  -----------       -----------       -----------       -----------

NET LOSS                                                          $  (324,928)      $  (389,713)      $  (441,252)      $  (532,338)
                                                                  ===========       ===========       ===========       ===========

LOSS PER COMMON
       SHARE; BASIC AND DILUTED                                   $     (0.35)      $     (0.46)      $     (0.48)      $     (0.68)
                                                                  ===========       ===========       ===========       ===========

WEIGHTED AVERAGE SHARES USED IN COMPUTING LOSS PER
COMMON SHARE, BASIC AND DILUTED                                       918,277           844,092           918,277           778,277
                                                                  ===========       ===========       ===========       ===========


     See accompanying notes to condensed consolidated financial statements.

               GREENSTONE ROBERTS ADVERTISING, INC. AND SUBSIDIARY

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   (UNAUDITED)



                                                                                                  FOR THE NINE MONTHS ENDED JULY 31,
                                                                                                  ----------------------------------
                                                                                                      2000                  1999
                                                                                                      ----                  ----
OPERATING ACTIVITIES:

Net loss                                                                                           $  (441,252)         $  (532,338)

Adjustments to reconcile net loss to net cash used in operating activities:
  Depreciation and amortization                                                                        145,845              175,435
  Provision for bad debts                                                                                9,000               41,500

Changes in operating assets and liabilities:
  Accounts receivable                                                                                1,972,890              892,581
  Billable production orders in process, at cost                                                       (46,043)             157,808
  Other current assets                                                                                  53,550              (49,035)
  Other assets                                                                                        (111,368)              14,286
  Accounts payable, accrued liabilities and other                                                   (2,300,891)          (1,603,696)
                                                                                                   -----------          -----------

Net cash used in operating activities                                                                 (718,269)            (903,459)
                                                                                                   -----------          -----------

INVESTING ACTIVITIES:

Purchase of furniture, equipment and leasehold improvements                                             (5,705)             (89,833)
                                                                                                   -----------          -----------
Net cash used in investing activities                                                                   (5,705)             (89,833)
                                                                                                   -----------          -----------

FINANCING ACTIVITIES:

Sale of treasury stock                                                                                    --                498,750
                                                                                                   -----------          -----------


Net cash provided by financing activities                                                                 --                498,750
                                                                                                   -----------          -----------

Net decrease in cash and cash equivalents                                                             (723,974)            (494,542)

Cash and cash equivalents at beginning of year                                                     $ 1,985,070            1,753,681
                                                                                                   -----------          -----------

Cash and cash equivalents at end of period                                                         $ 1,261,096          $ 1,259,139
                                                                                                   ===========          ===========

SUPPLEMENTAL CASH FLOW INFORMATION:
  Non-cash financing activities - Equipment acquired under capital lease                                35,827                    0

     See accompanying notes to condensed consolidated financial statements.

               GREENSTONE ROBERTS ADVERTISING, INC. AND SUBSIDIARY

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



1. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that the financial statements be read in conjunction with the Company's consolidated audited financial statements and footnotes thereto contained elsewhere in this Form SB-1. Operating results for the three and nine month periods ended July 31, 2000 are not necessarily indicative of the results that may be expected for the full fiscal year ended October 31, 2000.

2. The condensed consolidated financial statements include the accounts of the Company and its subsidiary. All significant inter-company balances and transactions have been eliminated.

3. Various claims, suits and complaints arise in the ordinary course of the Company's business. In the opinion of the Company, all such pending matters are without merit, covered by insurance or of such kind, or involve such amounts, as would not have a material adverse effect on the financial statements of the Company if disposed of unfavorably.

4. On August 16, 2000, in anticipation of the merger with Kupper Parker Communications, Inc. ("KPC"), St. Louis, Missouri, as discussed in Note 5 below, and new directors being appointed by the Board of Directors on the effective date of the merger, directors Anthony V. Curto, Monsignor Thomas Hartman, Richard Projain, and Victor Trizzino resigned (and as Secretary in the case of Mr. Curto) and Ronald Greenstone, Chairman of the Board and CEO of Greenstone Roberts was elected Secretary. In addition, on August 16, 2000, Herman Fialkov was appointed by the Board of Directors of the Company to replace the board seat previously held by Anthony Curto.

5. On August 25, 2000 the Company announced that it had signed a definitive merger agreement with KPC. This merger is subject to shareholder approval. Greenstone Roberts has filed with the SEC a preliminary prospectus/proxy statement included in a form S-4 concerning the planned merger. Under the proposed terms, shares of the privately held Kupper Parker stock will be exchanged for 5,073,950 new shares of Greenstone Roberts. In addition, 300,000 existing Greenstone Roberts shares would be repurchased by the merged entity for cash at $4.50 per share. At July 31, 2000, $107,585 in costs relating to this merger have been deferred and are included as prepaid merger costs in Other Assets.

                  CGT (UK) LIMITED (FORMERLY ABERCRAFT LIMITED)

                                DIRECTORS' REPORT
                                       AND
                              FINANCIAL STATEMENTS

                                  31 MARCH 2000

                             COMPANY NUMBER: 3304518

                  CGT (UK) LIMITED (FORMERLY ABERCRAFT LIMITED)



                                    DIRECTORS

                                   J L Coleman
                                  R M Thackery
                                  D I Thatcher

                         SECRETARY AND REGISTERED OFFICE

                                  D I Thatcher
                                 15 Station Road
                                     St Ives
                                 Cambridgeshire
                                    PE27 5BH




                             REPORT OF THE DIRECTORS

The directors submit their report and the financial statements for the year ended 31 March 2000.

ACTIVITIES AND REVIEW

The company's principal activity during the year was as an advertising agency. On 16 March 2000 the company changed its name to CGT (UK) Limited.

RESULTS AND DIVIDENDS

The results for the year are shown on page 4 to the accounts. The directors propose the payment of a dividend of (POUND) 200,000 for the year (1999 :
(POUND) 102,000 paid).

DIRECTORS AND THEIR INTERESTS

The directors who held office during the year under review were as named above. The directors have the following interest in the share capital of the company.

                                                                             ORDINARY SHARES
                                                                     2000                      1999
                                                                      NO                        NO
J L Coleman                                                          2,080                     2,080
R M Thackery                                                         2,080                     2,080
D I Thatcher                                                         1,040                     1,040

DATE RECOGNITION

The directors have assessed the risks to our business resulting from date-recognition issues. We do not envisage any such problems and hence foresee no costs being incurred as a result.

We have also assessed the possibility of date-recognition related failures in our significant suppliers, who inform us that they have adequately addressed these problems.

It is impossible to guarantee that no date-recognition problems will remain. However, the directors believe that the company will be able to deal promptly with any failures that might occur.

AUDITORS

In accordance with Section 385 of the Companies Act 1985, a resolution for the re-appointment of Edwards as auditors of the company is to be proposed at the forthcoming Annual General Meeting.

                  CGT (UK) LIMITED (FORMERLY ABERCRAFT LIMITED)

                        REPORT OF THE DIRECTORS CONTINUED




DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:

-        select suitable accounting policies and then apply them consistently;

-        make judgements and estimates that are reasonable and prudent;

- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;

- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time, the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. The directors are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

In preparing this report advantage has been taken of the special exemptions conferred by Part VII of the Companies Act 1985 relating to small companies.

                                                           BY ORDER OF THE BOARD



16 JANUARY 2001                                                     D I THATCHER
                                                                    D I THATCHER
                                                                       SECRETARY

                   [EDWARDS CHARTERED ACCOUNTANTS LETTERHEAD]




                    REPORT OF THE AUDITORS TO THE MEMBERS OF

                  CGT (UK) LIMITED (FORMERLY ABERCRAFT LIMITED)




We have audited the financial statements on pages four to eleven.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for preparing the directors' report and, as described on page 2, the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company is not disclosed.

BASIS OF OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the preparation of information in the financial statements.

OPINION

In our opinion the financial statements give a true and fair view of the state of the company's affairs as at 31 March 2000 and of the results for the year then ended and have been properly prepared in accordance with the provisions of the Companies Act 1985.





16 JANUARY 2001                                                          EDWARDS
                                                                         EDWARDS
                                                             REGISTERED AUDITORS

                  CGT (UK) LIMITED (FORMERLY ABERCRAFT LIMITED)

                             PROFIT AND LOSS ACCOUNT

                        FOR THE YEAR ENDED 31 MARCH 2000

                                                                          2000                      1999
                                               NOTES                    (POUND)                   (POUND)

TURNOVER                                         1                     2,081,868                 1,671,729

Cost of sales                                                         (1,168,369)                 (979,530)
                                                                      -----------                ----------

GROSS PROFIT                                                             913,499                   692,199

Administrative expenses                                                 (655,779)                 (476,976)
                                                                      -----------                ----------

OPERATING PROFIT                                 2                       257,720                   215,223

Investment income and interest receivable                                  3,978                     4,220
                                                                      -----------                ----------

PROFIT ON ORDINARY ACTIVITIES
  BEFORE TAXATION                                                        261,698                   219,443

Taxation                                         3                       (55,816)                  (47,029)
                                                                      -----------                ----------

PROFIT ON ORDINARY ACTIVITIES
 AFTER TAXATION                                                          205,882                   172,414

Dividends                                        5                      (200,000)                 (102,000)
                                                                      -----------                ----------

RETAINED PROFIT FOR THE YEAR                                  (POUND)      5,882         (POUND)    70,414
                                                                      -----------                ----------

CONTINUING OPERATIONS

Turnover and operating profit derive wholly from continuing operations for the above two financial years.

TOTAL RECOGNISED GAINS AND LOSSES

There were no recognised gains or losses either in the current or preceding year other than those recorded in the profit and loss account.

HISTORICAL PROFITS AND LOSSES

Historical profit is the same as shown above.

                  CGT (UK) LIMITED (FORMERLY ABERCRAFT LIMITED)

                                  BALANCE SHEET

                               AS AT 31 MARCH 2000



                                                                   2000                      1999
                                               NOTES       (POUND)          (POUND)     (POUND)            (POUND)
FIXED ASSETS
Tangible assets                                  6                           64,332                         54,107
Investments                                      7                           15,000                              -
                                                                            -------                        -------

                                                                             79,332                         54,107

CURRENT ASSETS
Stocks                                                      32,745                       51,996
Debtors                                          8         399,283                      378,231
Cash at bank and in hand                                    44,449                      178,171
                                                            ------                       ------

                                                           476,477                      608,398
CREDITORS: AMOUNTS FALLING DUE
  WITHIN ONE YEAR                                9        (439,795)                    (552,373)
                                                            ------                       ------

NET CURRENT ASSETS                                                           36,682                         56,025
                                                                            -------                        -------
TOTAL ASSETS LESS CURRENT
  LIABILITIES                                                       (POUND) 116,014               (POUND) 110,132
                                                                            -------                        -------

CAPITAL AND RESERVES
Called up share capital                         11                            5,200                          5,200
Profit and loss account                         12                          110,814                        104,932
                                                                            -------                        -------

SHAREHOLDERS' FUNDS                             13                  (POUND) 116,014               (POUND)  110,132
                                                                            -------                        -------


In the opinion of the directors, for the year ended 31 March 2000, the company was entitled to the exemptions under Part VII of the Companies Act 1985 and the accounts have been prepared in accordance with the special provisions of the Act relating to small companies.

These financial statements were approved by the board of directors on 16 January 2001 and were signed on its behalf by:





J L COLEMAN
J L COLEMAN
DIRECTOR

                  CGT (UK) LIMITED (FORMERLY ABERCRAFT LIMITED)

                             STATEMENTS OF CASHFLOWS

                        FOR THE YEAR ENDED 31 MARCH 2000



                                                                   2000                      1999
                                                             (POUND)     (POUND)       (POUND)     (POUND)
CASHFLOWS FROM OPERATING ACTIVITIES

Net profit                                                                 5,882                   117,664
                                                                         -------                   -------
Adjustments to reconcile net profit to net cash provided
  by operating activities
    Depreciation and amortisation                                         22,220                    11,734

(Increase)/decrease in assets
    Accounts receivable                                                  (40,095)                 (238,166)
    Other current assets                                                  38,294                   (43,732)
    Other assets                                                         (15,000)                  (25,333)
Increase/(decrease) in liabilities
    Accounts payable                                                    (228,979)                  224,603
    Accrued expenses                                                     116,401                   100,576
                                                                         -------                   -------

Total adjustments                                                       (107,159)                   29,682
                                                                         -------                   -------

Net cash provided by operating activities                               (101,277)                  147,346
                                                                         -------                   -------

CASHFLOWS FROM INVESTING ACTIVITIES

Purchase of property and equipment                                       (32,445)                  (42,878)
                                                                         -------                   -------

Net (decrease)/increase in cash and cash equivalents                    (133,722)                  104,468

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                             178,171                    73,703
                                                                         -------                   -------

CASH AND CASH EQUIVALENTS, END OF YEAR                          (POUND)   44,449          (POUND)  178,171
                                                                         -------                   -------

                  CGT (UK) LIMITED (FORMERLY ABERCRAFT LIMITED)

                        NOTES TO THE FINANCIAL STATEMENTS

                        FOR THE YEAR ENDED 31 MARCH 2000


1        ACCOUNTING POLICIES

         The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the company's financial statements:

         BASIS OF PREPARATION

         The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards.

         TURNOVER

         Turnover represents sales invoiced net of Value Added Tax and is derived wholly from within the United Kingdom.

         TANGIBLE FIXED ASSETS

         Tangible fixed assets acquired by the company have been capitalised at cost.

         LEASED ASSETS

         Assets which have been funded through finance leases are recorded as tangible fixed assets and are depreciated over their estimated useful lives. Further lease obligations, net of finance charges are included in creditors. Rentals payable are apportioned between the finance element which is charged to the profit and loss account and the capital element which reduces outstanding lease obligations. All other leases are operating leases and the rental charges are taken to profit and loss account over the life of the lease.

         DEPRECIATION

         Depreciation is provided on tangible fixed assets at rates calculated to write off the cost less estimated residual value over the estimated useful life as follows:-

                  Plant and machinery                -  25%/33% on cost
                  Fixtures, fittings and equipment   -  25% on cost

         STOCKS

         Stocks are valued at the lower of cost and net realisable value. Cost comprises the purchase cost plus the cost incurred in bringing each product to its present location or condition. Net realisable value is based on estimated selling price and further costs expected to be incurred to completion, sale and distribution.

         FINANCE LEASES AND HIRE PURCHASE CONTRACTS

         Assets held under finance leases and hire purchase contracts are capitalised as tangible fixed assets and depreciated in accordance with the policies outlined above. Lease obligations are included as creditors, with the interest being charged against profit over the period of the lease.

         OPERATING LEASES

         Rentals under operating leases are charged against profits as they are incurred.

         DEFERRED TAXATION

         No provision has been made for deferred taxation, as, in the opinion of the directors, the likelihood of the liability crystallising in the foreseeable future is remote.

         PENSION COSTS

         The company operates a money purchase (defined contribution) pension scheme. Contributions payable to this scheme are charged to the profit and loss account in the period to which they relate. These contributions are invested separately from the company's assets.

         TAXATION

         The taxation charge is based on the profit for the year and takes into account the taxation deferred because of timing differences on certain items. Provision is only made for deferred taxation if it is probable that an actual liability will arise.

         GENERALLY ACCEPTED ACCOUNTING PRACTICE (GAAP)

         There are no material differences between United Kingdom GAAP and USA GAAP relating to the preparation of the company's financial statements.

                  CGT (UK) LIMITED (FORMERLY ABERCRAFT LIMITED)

                        FOR THE YEAR ENDED 31 MARCH 2000


2        OPERATING PROFIT                                                  2000                       1999
                                                                         (POUND)                    (POUND)
         This is stated after charging:

         Depreciation of fixed assets                                     22,220                    11,735
         Auditors' remuneration                                            4,250                     3,500
         Operating lease rentals
            Land and buildings                                            44,584                    34,960
                                                                         -------                   -------

3        TAXATION

         UK Corporation Tax at 20% (1999: 24%)                   (POUND)  55,816           (POUND)  47,029
                                                                         -------                   -------

4        INFORMATION ON DIRECTORS AND EMPLOYEES

         DIRECTORS' EMOLUMENTS
         Emoluments including pension contributions to money
            purchase (defined contribution) schemes              (POUND) 193,408           (POUND) 207,934
                                                                         -------                   -------

                                                                         2000                      1999
                                                                          NO                        NO
         During the year the following number of directors
            accrued benefits under money purchase (defined
            contribution) pension schemes                                      1                         1
                                                                         -------                   -------

5        DIVIDENDS

         Ordinary dividend on equity shares final proposed/paid  (POUND) 200,000           (POUND) 102,000
                                                                         -------                   -------

                  CGT (UK) LIMITED (FORMERLY ABERCRAFT LIMITED)

                        FOR THE YEAR ENDED 31 MARCH 2000


6        TANGIBLE FIXED ASSETS                                                            FIXTURES,
                                                                          PLANT           FITTINGS
                                                                           AND               AND
                                                                        MACHINERY         EQUIPMENT            TOTAL
         COST                                                            (POUND)           (POUND)            (POUND)
         At 1 April 1999                                                  58,405             11,488            69,893
         Additions                                                        31,683                762            32,445
                                                                          ------             ------           -------

         At 31 March 2000                                                 90,088             12,250           102,338
                                                                          ------             ------           -------
         Depreciation
         At 1 April 1999                                                  14,009              1,777            15,786
         Charge for the year                                              19,209              3,011            22,220
                                                                          ------             ------           -------

         At 31 March 2000                                                 33,218              4,788            38,006
                                                                          ------             ------           -------
         Net Book Values
         At 31 March 2000                                                 56,870              7,462            64,332
                                                                          ------             ------           -------

         At 31 March 1999                                         (POUND) 44,396      (POUND) 9,711    (POUND) 54,107
                                                                          ------             ------           -------

         The net book value of tangible fixed assets held under hire purchase contracts at 31 March 2000 amounted to: (POUND) Nil (1999:
         (POUND) 31,828).

7        INVESTMENTS

                                                                           2000                      1999
                                                                         (POUND)                   (POUND)
         Listed securities in Flag Technologies                           15,000                         -
                                                                         -------                   -------

8        DEBTORS                                                           2000                      1999
                                                                         (POUND)                   (POUND)

         Trade debtors                                                   374,594                   334,499
         Other debtors                                                    18,843                    26,858
         Prepayments and accrued income                                    5,846                    16,874
                                                                         -------                   -------

                                                                 (POUND) 399,283           (POUND) 378,231
                                                                         -------                   -------

9        CREDITORS: AMOUNTS FALLING DUE                                    2000                      1999
           WITHIN ONE YEAR                                               (POUND)                   (POUND)
         Trade creditors                                                  79,627                   308,606
         Corporation tax                                                  61,356                    72,750
         Other taxes and social security                                  35,762                    21,314
         Other creditors                                                  36,502                   111,884
         Accruals and deferred income                                     26,548                    37,819
         Proposed equity dividend                                        200,000                         -
                                                                         -------                   -------

                                                                 (POUND) 439,795           (POUND) 552,373
                                                                         -------                   -------

                  CGT (UK) LIMITED (FORMERLY ABERCRAFT LIMITED)

                        FOR THE YEAR ENDED 31 MARCH 2000



10       COMMITMENTS

         At the year end the company was committed to making the following payments during the next year in respect of operating leases with expiry dates as follows:

                                                              LAND AND BUILDINGS                     OTHER
                                                             2000            1999            2000            1999
                                                            (POUND)         (POUND)         (POUND)         (POUND)

         More than five years                       (POUND) 44,000  (POUND) 44,000  (POUND)      -  (POUND)      -
                                                            ------          ------          ------          ------

11       SHARE CAPITAL                                                    2000                      1999
                                                                         (POUND)                   (POUND)
         AUTHORISED
         50,000 Ordinary shares of(POUND) 1 each                 (POUND)  50,000           (POUND)  50,000
                                                                         -------                   -------

         ALLOTTED, CALLED UP AND FULLY PAID
         5,200 Ordinary shares of (POUND) 1 each                 (POUND)   5,200           (POUND)   5,200
                                                                         -------                   -------

12       PROFIT AND LOSS ACCOUNT

         Retained profits at 1 April 1999                                104,932                    34,518
         Retained profit for the year                                      5,882                    70,414
                                                                         -------                   -------

         Retained profits at 31 March 2000                       (POUND) 110,814           (POUND) 104,932
                                                                         -------                   -------

                  CGT (UK) LIMITED (FORMERLY ABERCRAFT LIMITED)

                        FOR THE YEAR ENDED 31 MARCH 2000




13       RECONCILIATION OF MOVEMENTS IN                                   2000                      1999
            SHAREHOLDERS' FUNDS                                         (POUND)                   (POUND)
         Net profit for the year                                         205,882                   172,414
         Dividends                                                      (200,000)                 (102,000)
                                                                        --------                  --------

         Net addition to shareholders' funds                               5,882                    70,414
         Opening shareholders' funds                                     110,132                    39,718
                                                                        --------                  --------

         Closing shareholders' funds                             (POUND) 116,014           (POUND) 110,132
                                                                        --------                  --------

         REPRESENTED BY:-
         Equity interests                                        (POUND) 116,014           (POUND) 110,132
                                                                        --------                  --------

14       PENSION COSTS

         MONEY PURCHASE (DEFINED CONTRIBUTION) PENSION SCHEME

         The company operates a money purchase (defined contribution) pension scheme. The assets of the scheme are held separately from those of the company in an independently administered fund. The pension cost charge represents contributions payable by the company to the fund and amounted to (POUND) Nil (1999: (POUND) Nil).

                  CGT (UK) LIMITED (FORMERLY ABERCRAFT LIMITED)

                    UNAUDITED CONDENSED FINANCIAL STATEMENTS

              FOR THE NINE MONTHS ENDED DECEMBER 31, 2000 AND 1999

                             COMPANY NUMBER: 3304518

                  CGT (UK) LIMITED (FORMERLY ABERCRAFT LIMITED)

                        UNAUDITED PROFIT AND LOSS ACCOUNT

                   FOR THE NINE MONTHS ENDED 31 DECEMBER 2000




                                                                         2000                      1999
                                               NOTES                    (POUND)                  (POUND)
TURNOVER                                                               1,148,007                 1,623,180

Cost of sales                                                           (408,900)                 (927,218)
                                                                      ----------                 ---------

GROSS PROFIT                                                             739,107                   695,962

Administrative expenses                                                 (559,001)                 (478,305)
                                                                      ----------                 ---------

OPERATING PROFIT                                 2                       180,106                   217,657

Investment income and interest receivable                                  1,085                       604
                                                                      ----------                 ---------

PROFIT ON ORDINARY ACTIVITIES
  BEFORE TAXATION                                                        181,191                   218,261

Taxation                                                                 (36,238)                  (43,651)
                                                                      ----------                 ---------

PROFIT ON ORDINARY ACTIVITIES
 AFTER TAXATION                                                          144,953                   174,610

Dividends                                        3                       (15,000)                 (150,000)
                                                                      ----------                 ---------

RETAINED PROFIT FOR THE YEAR                                    (pound)  129,953          (pound)   24,610
                                                                      ==========                 =========

CONTINUING OPERATIONS

Turnover and operating profit derive wholly from continuing operations for the above two financial periods.

TOTAL RECOGNISED GAINS AND LOSSES

There were no recognised gains or losses either in the current or preceding year other than those recorded in the profit and loss account.

HISTORICAL PROFITS AND LOSSES

Historical profit is the same as shown above.

                  CGT (UK) LIMITED (FORMERLY ABERCRAFT LIMITED)

                             UNAUDITED BALANCE SHEET

                             AS AT 31 DECEMBER 2000




                                                                    2000                    1999
                                               NOTES       (POUND)        (POUND)    (POUND)       (POUND)

FIXED ASSETS
Tangible assets                                                             44,574                      72,044
Investments                                      4                          15,000                           -
                                                                           -------                     -------

                                                                            59,574                      72,044

CURRENT ASSETS
Stocks                                                      56,897                      23,289
Debtors                                          5         374,001                     347,811
Cash at bank and in hand                                    55,966                     233,464
                                                          --------                    --------

                                                           486,864                     604,564
CREDITORS: AMOUNTS FALLING DUE
  WITHIN ONE YEAR                                6        (300,470)                   (541,866)
                                                          --------                    --------

NET CURRENT ASSETS                                                         186,394                      62,698
                                                                           -------                     -------
TOTAL ASSETS LESS CURRENT
  LIABILITIES                                                       (pound)245,967              (pound)134,742
                                                                           -------                     -------

CAPITAL AND RESERVES
Called up share capital                          7                           5,200                       5,200
Profit and loss account                          8                         240,767                     129,542
                                                                           -------                     -------

SHAREHOLDERS' FUNDS                              9                  (pound)245,967              (pound)134,742
                                                                           -------                     -------

                  CGT (UK) LIMITED (FORMERLY ABERCRAFT LIMITED)

                        UNAUDITED STATEMENTS OF CASHFLOWS

                   FOR THE NINE MONTHS ENDED 31 DECEMBER 2000



                                                                   2000                      1999
                                                        (POUND)          (POUND)      (POUND)      (POUND)
CASHFLOWS FROM OPERATING ACTIVITIES

Net profit                                                               129,953                    24,610
                                                                         -------                   -------
Adjustments to reconcile net profit to net cash provided
  by operating activities
    Depreciation and amortisation                                         18,819                    15,533

(Increase)/decrease in assets
    Accounts receivable                                                   92,226                    30,420
    Other current assets                                                 (66,946)                   28,707
    Other assets                                                         (24,152)                        -
Increase/(decrease) in liabilities
    Accounts payable                                                      76,123                   (37,621)
    Accrued expenses                                                    (215,446)                   27,114
                                                                         -------                   -------

Total adjustments                                                       (119,376)                   64,153
                                                                         -------                   -------

Net cash provided by operating activities                                 10,577                    88,763
                                                                         -------                   -------

CASHFLOWS FROM INVESTING ACTIVITIES

Purchase/sale of property and equipment                                      940                   (33,470)
                                                                         -------                   -------

Net (decrease)/increase in cash and cash equivalents                      11,517                    55,293

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                              44,449                   178,171
                                                                         -------                   -------

CASH AND CASH EQUIVALENTS, END OF YEAR                             (pound)55,966            (pound)233,464
                                                                         -------                   -------

                  CGT (UK) LIMITED (FORMERLY ABERCRAFT LIMITED)

              NOTES TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS

                   FOR THE NINE MONTHS ENDED 31 DECEMBER 2000


1        ACCOUNTING POLICIES

         These unaudited interim financial statements have been prepared by the Company under United Kingdom Generally Accepted Accounting Principles ("GAAP"). Certain information and disclosures normally included in financial statements prepared in accordance with United Kingdom GAAP have been condensed or omitted. It is therefore suggested that these unaudited interim financial statements be read inconjunction with the company's audited financial statements for the year ended March 31, 2000 included elsewhere in this Form SB-1. Results of operations for interim periods are not necessarily indicative of annual results.

         GENERALLY ACCEPTED ACCOUNTING PRACTICE (GAAP)
         There are no material differences between United Kingdom GAAP and USA GAAP relating to the preparation of the company's financial statements.

2        OPERATING PROFIT                                                 2000                     1999
                                                                        (POUND)                   (POUND)
         This is stated after charging:

         Depreciation of fixed assets                                     18,819                    15,533
         Auditors' remuneration                                                -                         -
         Operating lease rentals
            Land and buildings                                            33,122                    33,000
                                                                         -------                   -------

3        DIVIDENDS

         Ordinary dividend on equity shares final proposed/paid   (pound) 15,000            (pound)150,000
                                                                         -------                   -------

4        INVESTMENTS

                                                                          2000                     1999
                                                                        (POUND)                   (POUND)
         Listed securities in Flag Technologies                           15,000                         -
                                                                         -------                   -------

5        DEBTORS                                                          2000                     1999
                                                                        (POUND)                   (POUND)
         Trade debtors                                                   282,367                   310,171
         Other debtors                                                    58,402                    18,032
         Prepayments and accrued income                                   33,232                    19,608
                                                                         -------                   -------

                                                                  (pound)374,001            (pound)347,811
                                                                         -------                   -------
6        CREDITORS: AMOUNTS FALLING DUE                                   2000                      1999
           WITHIN ONE YEAR                                               (POUND)                   (POUND)
         Trade creditors                                                 155,750                   270,985
         Corporation tax                                                  97,595                    43,874
         Other taxes and social security                                   4,544                    18,365
         Other creditors                                                  19,114                   195,686
         Accruals and deferred income                                     23,467                    12,956
         Proposed equity dividend                                              -                         -
                                                                         -------                   -------

                                                                  (pound)300,470            (pound)541,866
                                                                         -------                   -------

                  CGT (UK) LIMITED (FORMERLY ABERCRAFT LIMITED)

                        FOR THE YEAR ENDED 31 MARCH 2000


7        SHARE CAPITAL                                                   2000                      1999
                                                                       (POUND)                   (POUND)
         AUTHORISED
         50,000 Ordinary shares of (pound)1 each                  (pound) 50,000            (pound) 50,000
                                                                         -------                   -------

         ALLOTTED, CALLED UP AND FULLY PAID
         5,200 Ordinary shares of(pound)1 each                    (pound)  5,200            (pound)  5,200
                                                                         -------                   -------

8        PROFIT AND LOSS ACCOUNT

         Retained profits at 1 April 2000                                110,814                   104,932
         Retained profit for the period                                  129,953                    24,610
                                                                         -------                   -------

         Retained profits at 31 December 2000                     (pound)240,767            (pound)129,542
                                                                         -------                   -------

9        RECONCILIATION OF MOVEMENTS IN                                   2000                      1999
            SHAREHOLDERS' FUNDS                                          (POUND)                   (POUND)
         Net profit for the period                                       144,953                   174,610
         Dividends                                                       (15,000)                 (150,000)
                                                                         -------                   -------

         Net addition to shareholders' funds                             129,953                    24,610
         Opening shareholders' funds                                     116,014                   110,132
                                                                         -------                   -------

         Closing shareholders' funds                              (pound)245,967            (pound)134,742
                                                                         -------                   -------

         REPRESENTED BY:-
         Equity interests                                         (pound)245,967            (pound)134,742
                                                                         -------                   -------

CHRISTOPHER THOMAS ASSOCIATES, INC.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2000 AND 1999
TOGETHER WITH AUDITORS' REPORT

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Christopher Thomas Associates, Inc.:

We have audited the accompanying balance sheets of Christopher Thomas Associates, Inc. (a New York Corporation) as of December 31, 2000 and 1999, and the related statements of operations, shareholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Christopher Thomas Associates, Inc. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.






Melville, New York
May 19, 2001

CHRISTOPHER THOMAS ASSOCIATES, INC.

BALANCE SHEETS
AS OF DECEMBER 31, 2000 AND 1999



                                          ASSETS                                                         2000              1999
                                       -----------                                                   -----------        -----------
CURRENT ASSETS:
     Cash and cash equivalents                                                                       $   622,040        $ 1,008,772
     Accounts receivable, less allowance for doubtful accounts of approximately
     $105,000
                                                                                                       3,860,508          2,900,982
     Prepaid expenses and other current assets                                                           144,592            145,466
                                                                                                     -----------        -----------

                  Total current assets                                                                 4,627,140          4,055,220

PROPERTY AND EQUIPMENT, net                                                                              497,067            466,819
                                                                                                     -----------        -----------

                  Total assets                                                                       $ 5,124,207        $ 4,522,039
                                                                                                     ===========        ===========

                          LIABILITIES AND STOCKHOLDERS' EQUITY
                       ------------------------------------------
CURRENT LIABILITIES:
     Accounts payable                                                                                $ 3,715,064        $ 3,014,833
     Accrued expenses                                                                                    873,566            741,369
     Current portion of long-term debt                                                                    15,978             11,412
     Advanced billings                                                                                   985,479            889,213
     Other current liabilities                                                                            25,576             15,919
                                                                                                     -----------        -----------

                  Total current liabilities                                                            5,615,663          4,672,746

LONG-TERM DEBT                                                                                            92,436             43,755
                                                                                                     -----------        -----------

                  Total liabilities                                                                    5,708,099          4,716,501
                                                                                                     -----------        -----------

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS' EQUITY (DEFICIT):
     Common stock, $100 per share without par value; authorized; 1,000 shares;
         issued and outstanding; 50 shares                                                                 5,000              5,000
     Accumulated deficit                                                                                (588,892)          (199,462)
                                                                                                     -----------        -----------

                  Total stockholders' equity (deficit)                                                  (583,892)          (194,462)
                                                                                                     -----------        -----------

                  Total liabilities and stockholders' equity                                         $ 5,124,207        $ 4,522,039
                                                                                                     ===========        ===========




The accompanying notes are an integral part of these balance sheets.

CHRISTOPHER THOMAS ASSOCIATES, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                                                 2000             1999
                                                                           --------------    ---------------
NET REVENUES                                                               $    4,000,280    $     4,168,843

OPERATING EXPENSES:
   Salaries and related costs                                                   3,315,288          3,147,422
   General and administrative expenses                                            988,914            862,958
   Depreciation and amortization                                                   88,400             91,168
                                                                           --------------    ---------------
                                                                                4,392,602          4,101,548

(Loss) income from operations                                                    (392,322)            67,295

OTHER INCOME (EXPENSE):
   Interest expense                                                                (7,855)           (37,770)
   Interest income                                                                 26,967             37,791
   Other income                                                                     9,474              8,599
                                                                           --------------    ---------------

(Loss) income before provision for income taxes                                  (363,736)            75,915

Provision for income taxes                                                          1,712              2,698
                                                                           --------------    ---------------

Net (loss) income                                                          $     (365,448)   $        73,217
                                                                           ===============   ===============





The accompanying notes are an integral part of these statements.

CHRISTOPHER THOMAS ASSOCIATES, INC.

STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                                             Common           Accumulated
                                                                              Stock             Deficit            Total
                                                                           ---------           ---------          ---------
BALANCE, December 31, 1998                                                 $   5,000          $(272,605)         $(267,605)

   Distributions to stockholders                                                   -                (74)               (74)

   Net income for the period                                                       -             73,217             73,217
                                                                           ---------          ---------          ---------

BALANCE, December 31, 1999                                                     5,000           (199,462)          (194,462)

   Distributions to stockholders                                                   -            (23,982)           (23,982)

   Net loss for the period                                                         -           (365,448)          (365,448)
                                                                           ---------          ---------          ---------

BALANCE, December 31, 2000                                                 $   5,000          $(588,892)         $(583,892)
                                                                           =========          =========          =========





The accompanying notes are an integral part of these statements.

CHRISTOPHER THOMAS ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999



                                                                                            2000                     1999
                                                                                       ---------------          ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net (loss) income                                                                   $      (365,448)         $        73,217
   Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
     Depreciation and amortization                                                              88,400                   91,168
     Loss on sale of property, plant and equipment                                                   -                   (8,529)
     Changes in operating assets and liabilities:
       Accounts receivable                                                                    (959,526)                 365,799
       Prepaid expenses and other current assets                                                   874                  (11,217)
       Accounts payable                                                                        700,231                   (6,288)
       Accrued expenses                                                                        132,197                  115,119
       Advance billings                                                                         96,266                 (261,141)
       Other current liabilities                                                                 9,657                   (2,586)
                                                                                       ---------------          ---------------

              Net cash (used in) provided by operating activities                             (297,349)                 355,542
                                                                                       ---------------          ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property, plant and equipment                                                 (118,648)                (164,628)
   Proceeds from sale of property, plant and equipment                                               -                   56,203
                                                                                       ---------------          ---------------

              Net cash used in investing activities                                           (118,648)                (108,425)
                                                                                       ---------------          ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term debt                                                                 68,400                   55,167
   Repayment of long-term debt                                                                 (15,153)                (248,762)
   Distributions to stockholders                                                               (23,982)                     (74)
                                                                                       ---------------          ---------------

              Net cash provided by (used in) financing activities                               29,265                 (193,669)
                                                                                       ---------------          ---------------

Net (decrease) increase in cash and cash equivalents                                          (386,732)                  53,448

CASH AND CASH EQUIVALENTS, beginning of year                                                 1,008,772                  955,324
                                                                                       ---------------          ---------------

CASH AND CASH EQUIVALENTS, end of year                                                 $       622,040          $     1,008,772
                                                                                       ===============          ===============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid for:
     Taxes                                                                             $         1,131          $           991
                                                                                       ===============          ===============
     Interest                                                                          $         8,855          $           892
                                                                                       ===============          ===============


The accompanying notes are an integral part of these statements.

CHRISTOPHER THOMAS ASSOCIATES, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999



1. ORGANIZATION AND BUSINESS

Christopher Thomas Associates, Inc. ("CTA NJ") was incorporated on March 17, 1975 in the State of New Jersey. On August 22, 1988, CTA NJ was merged into Christopher Thomas Associates, Inc. (the "Company"), a New York State corporation formed on December 6, 1986.

The Company operates as an advertising and public relations firm, with offices in Melville, NY; Boston, MA; and Stamford, CT. The Company takes an active role in developing a marketing strategy for a broad base of customers around the United States.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company earns its revenues from fees for services performed for production of advertisements and from commissions for the placement of advertisements in various media. Revenues are recorded, net of expenditures billed to clients, for the placement of advertisements. Accounts receivable and accounts payable are recorded gross of these billings and related expenditures, respectively. Revenue is realized when the service is performed or the media placement appears, in accordance with the terms of the contractual arrangement, and when collection is reasonably assured. Salaries and other agency costs are charged to expense at the time incurred.

In December 1999, the SEC staff released Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 explains the SEC staff's general framework for revenue recognition, including the criteria that need to be met in order to recognize revenue, as well as required disclosures related to revenue recognition. The Company believes that it is currently recognizing revenue in accordance with SAB No. 101.

Accounts receivable includes fees recognized, project costs, and media and productions costs incurred on behalf of clients, which are paid for by the Company and billed to clients.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments, which subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and trade accounts receivable. The Company performs ongoing credit evaluations, generally does not require collateral, and establishes an allowance for doubtful accounts, if necessary, based upon factors surrounding the credit risk of customers, historical trends and other information.

For the year ended December 31, 2000, three customers accounted for 12%, 10% and 10% of total revenue, respectively. As of December 31, 2000, two customers accounted for 14% and 11% of total accounts receivable, respectively. For the year ended December 31, 1999, two customers accounted for 29% and 10% of total revenue, respectively. As of December 31, 1999, two customers accounted for 15% and 13% of total accounts receivable, respectively.

CHRISTOPHER THOMAS ASSOCIATES, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999


Billable Production Orders in Process, at cost

Billable production orders consists principally of costs incurred in producing marketing communications to be billed to clients. Such amounts will be billed to clients at either a defined stage of the project or when production is complete, and are included in prepaid expenses and other current assets in the accompanying balance sheets.

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using both accelerated and straight-line methods over the following periods:

             Leasehold improvements                     Lesser of lease term or useful life
             Furniture and fixtures                     7 years
             Machinery and equipment                    3 to 5 years
             Automobiles                                3 to 5 years
             Computer equipment                         3 to 5 years

Expenditures for maintenance and repairs that do not materially prolong the normal useful life of an asset are charged to operations as incurred. Improvements that substantially extend the useful lives of the assets are capitalized. Upon sale or other disposition of assets, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss, if any, is reflected in the statement of operations.

Accounting for Long-Lived Assets

The Company observes the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This statement requires the Company to review long-lived assets, including certain intangibles and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management believes there is no impairment to any long-lived assets as of December 31, 2000 and 1999, respectively.

Fair Value of Financial Instruments

The Company observes the provisions of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." This pronouncement requires that the Company calculate the fair value of financial instruments and include this additional information in the notes to financial statements when the fair value is different than the book value of those financial instruments. At December 31, 2000, the carrying value of all financial instruments approximated fair value.

Advance Billings

Advance billings consists of progress billings for production jobs that are not completed, and prebilled media placements.

Income Taxes

The Company has elected to have its income taxes under the provisions of Subchapter S of the Internal Revenue Code (the "Code"). Under the provisions of the Code, the Company is not subject to Federal corporate income taxes on its taxable income. The stockholders include their pro rata share of the Company's income in their personal income tax returns. The Company is, however, subject to certain corporate level state income taxes.

CHRISTOPHER THOMAS ASSOCIATES, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999


Comprehensive Income

The Company observes the provisions of SFAS No. 130, "Reporting Comprehensive Income", which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distribution to owners, in a financial statement for the period in which they are recognized. Comprehensive income is the total of net income and all other non-owner changes in equity (or other comprehensive income) such as unrealized gains/losses on securities available-for-sale, foreign currency translation adjustments and minimum pension liability adjustments. Comprehensive and other comprehensive income must be reported on the face of the annual financial statements. The Company's operations did not give rise to items includable in comprehensive
(loss) income which were not already included in net (loss) income. Accordingly, the Company's comprehensive (loss) income is the same as its net (loss) income for all periods presented.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000 and will not require retroactive restatement of prior period financial statements. This statement requires the recognition of all derivative instruments as either assets or liabilities in the balance sheet measured at fair value. Derivative instruments will be recognized as gains or losses in the period of change. If certain conditions are met where the derivative instrument has been designated as a fair value hedge, the hedged item may also be marked to market through earnings, thus creating an offset. If the derivative is designed and qualifies as a cash flow hedge, the changes in fair value of the derivative instrument may be recorded in comprehensive income. The Company does not presently make use of derivative instruments. Accordingly, the adoption of SFAS No. 133 on January 1, 2001 did not affect the Company's financial position or results of operations.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2000 and 1999:

                                                                          2000             1999
                                                                      ------------     -------------
         Land                                                         $     71,368      $     71,368
         Leasehold improvements                                            139,556           139,556
         Furniture and fixtures                                            221,473           167,800
         Machinery and equipment                                           162,318           154,671
         Automobiles                                                        83,004            83,004
         Computer equipment                                                220,507           189,496
                                                                     -------------     -------------
                                                                           898,226           805,895

         Less: accumulated depreciation and amortization                   401,159           339,076
                                                                     -------------     -------------
                                                                      $    497,067      $    466,819
                                                                     =============     =============


Depreciation and amortization expense for the years ended December 31, 2000 and 1999 amounted to approximately $88,400 and $91,168, respectively.

CHRISTOPHER THOMAS ASSOCIATES, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999


4. ACCRUED EXPENSES


Major components of accrued expenses as of December 31, 2000 and 1999 are as follows:

                                                                          2000              1999
                                                                     -------------     -------------
     Media placements                                                $     278,316     $     277,182
     Advertising production costs                                          472,335           348,405
     Employee benefits                                                      62,422            77,566
     Other                                                                  60,493            38,216
                                                                     -------------     -------------
                                                                     $     873,566     $     741,369
                                                                     =============     =============

5. DEBT

In October 1999, the Company entered into a note with Chase Manhattan Bank for an automobile loan for a term of 5 years. The monthly payment of $1,170 includes principal and interest.

In February 2000, the Company entered into a note with First National Litchfield Bank for an officer loan for a term of 15 years. The monthly payment of $694 includes principal and interest.

At December 31, 2000, future annual minimum principal repayments on the outstanding loans are as follows:

     2001                                                            $      15,978
     2002                                                                   15,978
     2003                                                                   15,978
     2004                                                                   14,076
     2005 and thereafter                                                    46,404
                                                                     -------------
                                                                           108,414

     Less: Current portion                                                  15,978
                                                                     -------------
                                                                     $      92,436
                                                                     =============

6. COMMITMENTS AND CONTINGENCIES


Leases

The Company has entered into various leases for property. Leases are payable in monthly or quarterly installments, and are accounted for on a straight-line basis over the term of the lease.

The following is a schedule of the minimum annual lease payments due:

         2001                                                                $      401,642
         2002                                                                       401,642
         2003                                                                       401,642
         2004                                                                       163,481
         2005 and thereafter                                                        167,988

Total rent expense incurred for the years ended December 2000 and 1999 was approximately $395,298 and $334,449, respectively.

CHRISTOPHER THOMAS ASSOCIATES, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999


Defined Contribution Plans

The Company has a defined contribution plan (the "Contribution Plan") that is intended to qualify under Section 401(k) of the Code. All domestic employees, except those who have not attained the age of 21 and/or hourly employees, are eligible to participate in the Contribution Plan. Participants may contribute, through payroll deductions, up to 15% of their base compensation, not to exceed Code limitations. The Company matches up to 5% of salary for participating employees. For the years ended December 31, 2000 and 1999 the Company contributed $77,566 and $62,422, respectively.

The Company also sponsors two other plans intended to qualify under Section 125 of the Code. The Flexible Spending plan, which allows employees to pay for unreimbursed medical and dental expenses and/or dependent care expenses using pre-tax contributions. The Cafeteria Plan, which allows employees to pay for health and dental insurance premiums with pre-tax contributions.

Litigation

In the normal course of business, the Company is a party to various claims and/or litigation. Management believes that the settlement of all such claims and/or litigation, considered in the aggregate will not have a material adverse effect on the Company's financial position and results of operations.

7. SUBSEQUENT EVENTS

In February 2001, the Company signed a letter of intent to be acquired by Kupper Parker Communication, Inc. ("KPC"), a global integrated marketing communications firm. KPC is an advertising and marketing company located in St. Louis, Missouri that provides promotional, public relations, direct marketing and interactive services through various forms of media including television and radio.

CHRISTOPHER THOMAS ASSOCIATES, INC.

UNAUDITED CONDENSED FINANCIAL STATEMENTS
AS OF JULY 31, 2001 AND 2000

CHRISTOPHER THOMAS ASSOCIATES, INC.

CONDENSED BALANCE SHEETS
AS OF JULY 31, 2001 AND DECEMBER 31, 2000



                                                                                                  (Unaudited)        (Audited)
                                                                                                  -----------        ---------
                                                                                                    July 31,          Dec. 31,
                                                                                                    --------          --------
                                          ASSETS                                                      2001              2000
                                          ------                                                      ----              ----

CURRENT ASSETS:
     Cash and cash equivalents                                                                  $      364,267    $      622,040
     Accounts receivable, less allowance for doubtful accounts of approximately
        $105,000                                                                                     3,679,481         3,860,508
     Prepaid expenses and other current assets                                                          85,702           144,592
                                                                                                --------------    --------------

                  Total current assets                                                               4,129,450         4,627,140

PROPERTY AND EQUIPMENT, net                                                                            415,440           497,067
                                                                                                --------------    --------------

                  Total assets                                                                  $    4,544,890    $    5,124,207
                                                                                                ==============    ==============

                          LIABILITIES AND STOCKHOLDERS' EQUITY
                          ------------------------------------

CURRENT LIABILITIES:
     Accounts payable                                                                           $    2,284,227    $    3,715,064
     Accrued expenses                                                                                1,393,150           873,566
     Current portion of long-term debt                                                                  61,999            15,978
     Advanced billings                                                                               1,082,846           985,479
     Other current liabilities                                                                          13,993            25,576
                                                                                                --------------    --------------

                  Total current liabilities                                                          4,836,215         5,615,663

LONG-TERM DEBT                                                                                               -            92,436
                                                                                                --------------    --------------

                  Total liabilities                                                                  4,836,215         5,708,099
                                                                                                --------------    --------------

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS' EQUITY (DEFICIT):
     Common stock, $100 per share without par value; authorized; 1,000 shares;
         issued and outstanding; 50 shares                                                               5,000             5,000
     Accumulated deficit                                                                              (296,325)         (588,892)
                                                                                                --------------    --------------

                  Total stockholders' equity (deficit)                                                (291,325)         (583,892)
                                                                                                --------------    --------------

                  Total liabilities and stockholders' equity                                    $    4,544,890    $    5,124,207
                                                                                                ==============    ==============


The accompanying notes are an integral part of these balance sheets.

CHRISTOPHER THOMAS ASSOCIATES, INC.

STATEMENTS OF OPERATIONS
FOR THE SEVEN MONTHS ENDED JULY 31, 2001 AND 2000



                                                                                                      2001             2000
                                                                                                --------------    ---------------

NET REVENUES                                                                                    $    3,066,592    $     2,712,790

OPERATING EXPENSES:
   Salaries and related costs                                                                        2,169,292          2,081,460
   General and administrative expenses                                                                 554,674            602,413
   Depreciation and amortization                                                                        42,780             51,567
                                                                                                --------------    ---------------
                                                                                                     2,766,746          2,735,440

(Loss) income from operations                                                                          299,846            (22,650)

OTHER INCOME (EXPENSE):
   Interest expense                                                                                     (9,040)            (4,582)
   Interest income                                                                                      12,573             16,336
   Other income                                                                                         (8,769)                 -
                                                                                                ---------------   ---------------

(Loss) income before provision for income taxes                                                        294,610            (10,896)

Provision for income taxes                                                                               2,043                999
                                                                                                --------------    ---------------

Net (loss) income                                                                               $      292,567    $       (11,895)
                                                                                                ==============    ===============


The accompanying notes are an integral part of these statements.

CHRISTOPHER THOMAS ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS
FOR THE SEVEN MONTHS ENDED JULY 31, 2001 AND 2000



                                                                                                        2001           2000
                                                                                               ---------------  ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net (loss) income                                                                           $       292,567  $       (11,895)
   Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
     Depreciation and amortization                                                                      42,780           51,567
     Loss on sale of property, plant and equipment                                                           -                -
     Changes in operating assets and liabilities:
       Accounts receivable                                                                             181,027         (819,053)
       Prepaid expenses and other current assets                                                        58,890              510
       Accounts payable                                                                             (1,430,837)         408,469
       Accrued expenses                                                                                519,584           56,155
       Advance billings                                                                                 97,367         (622,108)
       Other current liabilities                                                                       (11,583)           5,633
                                                                                               ---------------- ---------------

              Net cash (used in) provided by operating activities                                     (250,205)        (930,722)
                                                                                               ---------------  ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property, plant and equipment                                                                -          (69,211)
   Proceeds from sale of property, plant and equipment                                                  38,847                -
                                                                                               ---------------  ---------------

              Net cash provided by (used in) investing activities                                       38,847          (69,211)
                                                                                               ---------------  ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term debt                                                                              -                -
   Repayment of long-term debt                                                                         (46,415)          (8,839)
   Distributions to stockholders                                                                             -                -
                                                                                               ---------------  ---------------

              Net cash provided by (used in) financing activities                                      (46,415)          (8,839)
                                                                                               ---------------- ---------------

Net (decrease) increase in cash and cash equivalents                                                  (257,773)      (1,008,772)

CASH AND CASH EQUIVALENTS, beginning of year                                                           622,040        1,008,772
                                                                                               ---------------  ---------------

CASH AND CASH EQUIVALENTS, end of period                                                       $       364,267  $             -
                                                                                               ===============  ===============



The accompanying notes are an integral part of these statements.

CHRISTOPHER THOMAS ASSOCIATES, INC.

NOTES TO THE FINANCIAL STATEMENTS
JULY 31, 2001 AND 2000



1. These unaudited interim financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is therefore suggested that these unaudited interim financial statements be read in conjunction with the Company's audited financial statements and notes thereto for the fiscal year ended December 31, 2000 included elsewhere in this Form SB-1. Results of operations for interim periods are not necessarily indicative of annual results.

2. These statements include all adjustments consisting of normal recurring accruals, which, in the opinion of management, are necessary for a fair presentation of the Company's financial position and results of operations and cash flows for the periods presented.

3. The Company has elected to have its income taxes under the provisions of Subchapter S of the Internal Revenue Code (the "Code"). Under the provisions of the Code, the Company is not subject to Federal corporate income taxes on its taxable income. The stockholders include their pro rata share of the Company's income in their personal income tax returns. The Company is, however, subject to certain corporate level state income taxes.

                    ----------------------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY SHARES OF KUPPER PARKER COMMUNICATIONS, INCORPORATED COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THIS INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THE COMPANY'S COMMON STOCK.

                    ----------------------------------------

                                TABLE OF CONTENTS

                                                                                                             PAGE
                                                                                                             ----
PROSPECTUS SUMMARY.............................................................................................1

RISK FACTORS...................................................................................................1

USE OF PROCEEDS................................................................................................6

CAPITALIZATION.................................................................................................6

DIVIDEND POLICY................................................................................................7

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS.....................................................................7

BUSINESS.......................................................................................................7

MANAGEMENT DISCUSSION AND ANALYSIS.............................................................................13

MANAGEMENT.....................................................................................................18

PRINCIPAL AND SELLING STOCKHOLDERS.............................................................................23

DESCRIPTION OF SECURITIES......................................................................................24

PLAN OF DISTRIBUTION...........................................................................................25

LEGAL MATTERS..................................................................................................25

EXPERTS........................................................................................................25

ADDITIONAL INFORMATION.........................................................................................26

INDEX TO FINANCIAL STATEMENTS................................................................................F-1

               PART II--INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 1. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 722 of the New York Business Corporation Law ("BCL") permits a corporation to indemnify a director or officer, made a party to an action by reason of the fact that he or she was a director or officer of the corporation, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, if such director or officer acted in good faith, for a purpose which he or she reasonably believed to be in the best interests of the corporation.

Our Certificate of Incorporation includes limitations on the liability of officers and directors, except for liability pursuant to a judgment or other final adjudication adverse to such director which establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he or she gained personally in fact a financial profit or other advantage to which he or she was not entitled or his acts violated Section 719 of the BCL. Our Board of Directors has authorized us to provide a general indemnification of its officers, directors and employees regarding any claims or liabilities incurred in the course of their employment, subject to the foregoing provisions.

We also maintain insurance, that we believe to be adequate, covering all of our directors and officers against certain liabilities and reimbursing us for obligations for which we incur as a result of its indemnification of such directors, officers and employees. At present, there is no pending litigation or proceeding involving any officer, director or agent of ours where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

ITEM 2. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.*

The following is a statement of estimated expenses of the issuance and distribution of the securities being registered (other than underwriting discounts and commissions) all of which are being paid by the Registrant:

SEC registration fee...................................................  $   310
Printing and engraving expenses........................................    4,000
Accountant's fees and expenses.........................................    8,000
Legal fees and expenses................................................    5,000
Miscellaneous..........................................................    1,000
                                                                         -------
      Total............................................................  $18,310

*All amounts are estimates except for the SEC registration fee.

ITEM 3. UNDERTAKINGS.
        (a)      The undersigned Registrant hereby undertakes as follows:

                  (i) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (ii) That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (iii) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

The following is information concerning all unregistered securities sold by the Registrant between October 1, 2000 and the date of this Registration Statement.

         (a) On November 13, 2000, we issued 31,000 shares of our common stock to Tom Tham and 31,000 such shares to Jeff Stein in connection with our acquisition of Chameleon Design, Inc. Such shares were issued in reliance upon the exemption contained in
                  Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act").

         (b) On February 23, 2001, we issued 14,000 shares of our common stock to David Ian Thatcher, 28,000 such shares to Robert M. Thackery and 28,000 such shares to John Lionel Coleman in connection with our acquisition of CGT (UK) Limited. Such shares were issued in reliance upon the exemption contained in
                  Section 4(2) of the Securities Act.

         (c) On October ____, 2001, we issued 700,700 shares of our common stock and five year warrants to purchase an additional 350,500 shares to certain of the selling stockholders as described herein. Such shares and warrants were issued in reliance upon the exemption contained in Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

ITEM 5. INDEX TO EXHIBITS.

The following is a list of exhibits filed as part of this Registration Statement and also serves as the Exhibit Index:

          EXHIBIT NO.                                              DESCRIPTION
          -----------                                              -----------
              2.1            Agreement and Plan of Merger dated as of August 23, 2000 between GRAI and KPCI - Filed as an exhibit to the Company's Registration Statement on Form S-4 (File No. 333-44476)
                             and incorporated herein by reference.
              3.1            Certificate of Incorporation, as amended - Filed as an exhibit to the Company's
                             Registration Statement on Form S-18 (File No. 33-26372NY) and incorporated herein by reference.
              3.2            Amendment to Certificate of Incorporation - Filed as an exhibit to the Company's Form
                             8-K on July 29, 1997 and incorporated herein by reference.
              3.3            Amendment to Certificate of Incorporation - Filed as an exhibit to the Company's Annual
                             Report on Form 10-KSB for the fiscal year ended October 31, 2000 and incorporated herein by reference.
              3.4            Amended and Restated Bylaws - Filed as an exhibit to the Company's Registration
                             Statement on Form S-18 (File No. 33-26372NY) and incorporated herein by reference.
              3.5            Amendment to Bylaws - Filed as a exhibit to the Company's Annual Report on Form 10-KSB for the fiscal year ended October 31, 2000 and incorporated herein by reference.
              4*             Form of warrant.
              5*             Opinion of Armstrong Teasdale LLP regarding legality of securities being registered.
             10.1            1998 Stock Option Plan - Filed as an exhibit to the Company's Registration Statement on
                             Form S-18 (File No. 33-26372NY) and incorporated herein by reference.
             10.2            Amendment Number 1 to 1988 Stock Option Plan - Filed as an exhibit to the Company's
                             Registration Statement on Form S-18 (File. No. 33-26372NY) and incorporated herein by reference.
             10.2            Amendment Number 2 to 1988 Stock Option Plan - Filed as an exhibit to the Company's
                             Annual Report on Form 10-KSB for the fiscal year ended October 31, 2000 and incorporated herein by reference.
             10.3            Employment Agreement of Ronald Greenstone - Filed as an exhibit to the Company's Annual
                             Report on Form 10-KSB for the fiscal year ended October 31, 2000 and incorporated herein by reference.
             10.4            Employment Agreement of Gary Roberts - Filed as an exhibit to the Company's Annual
                             Report on Form 10-KSB for the fiscal year ended

                             October 31, 2000 and incorporated herein by reference.
             10.5            Employment Agreement of Bruce Kupper - Filed as an exhibit to the Company's Annual
                             Report on Form 10-KSB for the fiscal year ended October 31, 2000 and incorporated herein by reference.
             23.1*           Consent of Arthur Andersen LLP.
             23.2*           Consent of BDO Seidman LLP
             23.3*           Consent of Edwards.
             23.4*           Consent of Arthur Andersen LLP.
             23.5*           Consent of Armstrong Teasdale LLP (contained in Exhibit 5).
              24*            Powers of Attorney (see the signature page of this Registration Statement).
     * Filed herewith

                                   SIGNATURES

Pursuant to the requirements of the securities act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, state of Missouri on October 12, 2001.

                               Kupper Parker Communications, Incorporated



                               By:      /s/ Bruce Kupper
                                  ---------------------------------------
                                        Bruce Kupper
                                        Chief Executive Officer
                                        (Principal Executive Officer)


                               By:      /s/ John Rezich
                                  ---------------------------------------
                                        John Rezich
                                        Chief Financial Officer
                                        (Chief Accounting Officer)

Each person whose signature appears below hereby appoints Bruce Kupper his/her true and lawful attorney-in-fact, with power to act and with full power of substitution, in any and all capabilities, to sign any or all amendments (including post-effective amendments) to the Registration Statement and file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in persons, hereby ratifying and confirming all that said attorney-in-fact and agents, or their substitutes, may lawfully cause to be done by virtue hereof.

Pursuant to the requirements of the securities act of 1933, this Registration statement has been signed by the following persons on October 12, 2001.

SIGNATURE                                                       TITLE
/s/ Bruce Kupper                                                Chief Executive Officer and Director
-----------------------------------------------------
Bruce Kupper


                                                                Chief Financial Officer and Director
/s/ John Rezich                                                 (Principal Financial Officer)
-----------------------------------------------------
John Rezich

/s/ Mary De Hahn                                                Chief Operating Officer and Director
-----------------------------------------------------
Mary De Hahn



/s/ S. Lee Kling                                                Director
-----------------------------------------------------
S. Lee Kling



/s/ James Saitz                                                 Director
-----------------------------------------------------
James Saitz



/s/ Ronald Greenstone                                           Director
-----------------------------------------------------
Ronald Greenstone



/s/ Gary Roberts                                                Director
-----------------------------------------------------
Gary Roberts

                                  EXHIBIT INDEX

          EXHIBIT NO.                                      DESCRIPTION
          -----------                                      -----------

              2.1            Agreement and Plan of Merger dated as of August 23, 2000 between GRAI and KPCI - Filed as an exhibit to the Company's Registration Statement on Form S-4 (File No. 333-44476)
                             and incorporated herein by reference.
              3.1            Certificate of Incorporation, as amended - Filed as an exhibit to the Company's
                             Registration Statement on Form S-18 (File No. 33-26372NY) and incorporated herein by reference.
              3.2            Amendment to Certificate of Incorporation - Filed as an exhibit to the Company's Form
                             8-K on July 29, 1997 and incorporated herein by reference.
              3.3            Amendment to Certificate of Incorporation - Filed as an exhibit to the Company's Annual
                             Report on Form 10-KSB for the fiscal year ended October 31, 2000 and incorporated herein by reference.
              3.4            Amended and Restated Bylaws - Filed as an exhibit to the Company's Registration
                             Statement on Form S-18 (File No. 33-26372NY) and incorporated herein by reference.
              3.5            Amendment to Bylaws - Filed as a exhibit to the Company's Annual Report on Form 10-KSB for the fiscal year ended October 31, 2000 and incorporated herein by reference.
              4*             Form of warrant.
              5*             Opinion of Armstrong Teasdale LLP regarding legality of securities being registered.
             10.1            1998 Stock Option Plan - Filed as an exhibit to the Company's Registration Statement on
                             Form S-18 (File No. 33-26372NY) and incorporated herein by reference.
             10.2            Amendment Number 1 to 1988 Stock Option Plan - Filed as an exhibit to the Company's
                             Registration Statement on Form S-18 (File. No. 33-26372NY) and incorporated herein by reference.
             10.2            Amendment Number 2 to 1988 Stock Option Plan - Filed as an exhibit to the Company's
                             Annual Report on Form 10-KSB for the fiscal year ended October 31, 2000 and incorporated herein by reference.
             10.3            Employment Agreement of Ronald Greenstone - Filed as an exhibit to the Company's Annual
                             Report on Form 10-KSB for the fiscal year ended October 31, 2000 and incorporated herein by reference.
             10.4            Employment Agreement of Gary Roberts - Filed as an exhibit to the Company's Annual
                             Report on Form 10-KSB for the fiscal year ended October 31, 2000 and incorporated herein by reference.
             10.5            Employment Agreement of Bruce Kupper - Filed as an exhibit to the Company's Annual
                             Report on Form 10-KSB for the fiscal year ended October 31, 2000 and incorporated herein by reference.
             23.1*           Consent of Arthur Andersen LLP.
             23.2*           Consent of BDO Seidman LLP
             23.3*           Consent of Edwards
             23.4*           Consent of Arthur Andersen LLP
             23.5*           Consent of Armstrong Teasdale LLP (contained in Exhibit 5).
              24*            Powers of Attorney (see the signature page of this Registration Statement).
     * Filed herewith